QuickLinks -- Click here to rapidly navigate through this document

Exhibit 99.1

Third Quarter Report
 2009

MI Developments Inc.

MI Developments Inc. 455 Magna Drive Aurora, Ontario Canada L4G 7A9 Tel: (905) 713-6322 Fax: (905) 713-6332

MI DEVELOPMENTS ANNOUNCES 2009 THIRD QUARTER RESULTS

November 10, 2009, Aurora, Ontario, Canada — MI Developments Inc. (TSX: MIM.A, MIM.B; NYSE: MIM) ("MID" or the "Company") today announced its results for the three and nine months ended September 30, 2009. All figures are in U.S. dollars.

	REAL ESTATE BUSINESS(1)
	Three months ended September 30,		Nine months ended September 30,
(in thousands, except per share figures)	2009	2008	2009	2008
Revenues	$57,012	$55,312	$165,992	$164,646
Net income attributable to MID	$28,027	$42,662	$84,517	$99,800
Funds from operations ("FFO")(2)	$38,610	$53,618	$114,996	$133,159
Diluted FFO per share(2)	$0.83	$1.15	$2.46	$2.85

	MID CONSOLIDATED(1)
	Three months ended September 30,		Nine months ended September 30,
(in thousands, except per share figures)	2009(3)	2008	2009(3)	2008
Revenues
Real Estate Business	$57,012	$55,312	$165,992	$164,646
Magna Entertainment Corp. ("MEC")(3),(4)	—	81,577	152,935	477,343
Eliminations(3)	—	(10,163)	(9,636)	(26,914)

	$57,012	$126,726	$309,291	$615,075

Net income (loss) attributable to MID
Real Estate Business	$28,027	$42,662	$84,517	$99,800
MEC — continuing operations(3)	—	(27,112)	(54,763)	(46,901)
Eliminations(3)	—	(641)	(107)	(321)

Income from continuing operations	28,027	14,909	29,647	52,578
MEC — discontinued operations(3),(5)	—	1,920	864	(10,387)

	$28,027	$16,829	$30,511	$42,191

Diluted earnings attributable to MID per share from continuing operations	$0.60	$0.32	$0.63	$1.12
Diluted earnings attributable to MID per share	$0.60	$0.36	$0.65	$0.90
(1)
As discussed further in Management's Discussion and Analysis of Results of Operations and Financial Position under "ADOPTION OF UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES" included in this press release, the Company adopted United States generally accepted accounting principles ("U.S. GAAP") as its primary basis of financial reporting commencing January 1, 2009 on a retrospective basis. In conjunction with the adoption of U.S. GAAP, the Company also adopted the definition of FFO prescribed in the United States effective January 1, 2009 on a retrospective basis. The results of operations for the three and nine months ended September 30, 2008 have been restated to reflect the adoption of U.S. GAAP and the definition of FFO prescribed in the United States.

(2)
FFO and diluted FFO per share are measures widely used by analysts and investors in evaluating the operating performance of real estate companies. However, FFO does not have a standardized meaning under generally accepted accounting principles ("GAAP") and therefore may not be comparable to similar measures presented by other companies. Please refer to Management's Discussion and Analysis of Results of Operations and Financial Position under "REAL ESTATE BUSINESS — Results of Operations — Funds From Operations" included in this press release.

(3)
As discussed further in Management's Discussion and Analysis of Results of Operations and Financial Position under the section "SIGNIFICANT MATTERS — MEC Chapter 11 Filing and Related Claims Against MID — Deconsolidation of MEC" included in this press release, on March 5, 2009 (the "Petition Date"), MEC and certain of its subsidiaries (collectively, the "Debtors") filed voluntary petitions for reorganization under Chapter 11 of the United States Bankruptcy Code (the "Bankruptcy Code") in the United States Bankruptcy Court for the District of Delaware (the "Court") and were granted recognition of the Chapter 11 proceedings from the Ontario Superior Court of Justice under section 18.6 of the Companies' Creditors Arrangement Act (the "CCAA") in Canada. As a result of the Debtors' Chapter 11 filing, the Company has concluded that, under GAAP, it ceased to have the ability to exert control over MEC on or about March 5, 2009. Accordingly, the Company's investment in MEC has been deconsolidated from the Company's results beginning on March 5, 2009. The Company's results of operations for the three months ended September 30, 2009 do not include the results of MEC and for the nine months ended September 30, 2009 include MEC's results of operations for the period up to March 5, 2009. Transactions between the Real Estate Business and MEC have not been eliminated in the presentation of each segment's results of operations. However, the effects of transactions between these two segments prior to March 5, 2009 are eliminated in the consolidated results of operations of the Company.

(4)
Excludes revenues from MEC's discontinued operations.

(5)
Discontinued operations represent MEC's discontinued operations, net of certain related consolidation adjustments. MEC's discontinued operations for the nine months ended September 30, 2009 and for the three and nine months ended September 30, 2008 include the operations of Remington Park, Thistledown, Portland Meadows and Magna Racino™. In addition, MEC's discontinued operations for the three and nine months ended September 30, 2008 include the operations of Great Lakes Downs, which was sold in July 2008.

MI Developments Inc.      2009    1

REAL ESTATE BUSINESS FINANCIAL RESULTS

Three Months Ended September 30, 2009

Revenues were $57.0 million in the third quarter of 2009 compared to $55.3 million in the third quarter of 2008. The $1.7 million increase in revenues is due to a $3.1 million increase in interest and other income earned from MEC, partially offset by a $1.4 million reduction in rental revenues.

Rental revenues in the third quarter of 2009 decreased to $43.8 million from $45.1 million in the prior year period. The additional rent earned from contractual rent increases, completed projects on-stream and renewals and re-leasing was more than offset by the negative impact of vacancies and the significant effect of changes in foreign currency exchange rates.

Interest and other income from MEC in the third quarter of 2009 increased to $13.3 million from $10.2 million in the prior year period. The increase is primarily due to interest and fees earned under loans established in November 2008 (the "MEC 2008 Loan") and in March 2009 (the "DIP Loan"), the accretion of the fair value adjustment recorded upon the deconsolidation of MEC and accrued interest being capitalized to the principal balance of the respective loans, excluding the DIP Loan, during the Debtors' Chapter 11 process.

Net income attributable to MID of $28.0 million for the third quarter of 2009 decreased from net income attributable to MID of $42.7 million in the same period of the prior year. The $14.6 million decrease in net income attributable to MID is due to increases of $9.4 million in income tax expense, $6.1 million in general and administrative expenses and $1.1 million in net interest expense, as well as a $0.3 million reduction in foreign exchange gains. These reductions to net income were partially offset by a $1.7 million increase in revenues, a $0.4 million reduction in depreciation and amortization and a $0.3 million gain recognized on the disposal of real estate.

FFO for the third quarter of 2009 was $38.6 million ($0.83 per share) compared to $53.6 million ($1.15 per share) in the prior year period. The decrease of $15.0 million ($0.32 per share) is due to reduced net income of $14.6 million and a reduction in depreciation and amortization of $0.4 million.

Nine Months Ended September 30, 2009

Revenues were $166.0 million in the first nine months of 2009 compared to $164.6 million in the first nine months of 2008. The $1.3 million increase in revenues is due to a $12.9 million increase in interest and other income earned from MEC, partially offset by an $11.6 million reduction in rental revenues.

Rental revenues in the first nine months of 2009 decreased to $126.2 million from $137.7 million in the prior year period. The additional rent earned from contractual rent increases and completed projects on-stream was more than offset by the negative impact of vacancies, renewals and re-leasing and the significant effect of changes in foreign currency exchange rates.

Interest and other income from MEC in the first nine months of 2009 increased to $39.8 million from $26.9 million in the prior year period. The increase is primarily due to interest and fees earned under the MEC 2008 Loan and DIP Loan, increased level of borrowings and arrangement fees under the bridge loan established in September 2007 (the "2007 MEC Bridge Loan"), the accretion of the fair value adjustment recorded upon the deconsolidation of MEC and accrued interest being capitalized to the principal balance of the respective loans, excluding the DIP Loan, during the Debtors' Chapter 11 process. The increase in interest and other income from MEC was partially offset by a reduction to the carrying value of the MEC loan facilities at the Petition Date.

Net income attributable to MID of $84.5 million for the first nine months of 2009 decreased from net income attributable to MID of $99.8 million in the same period of the prior year. The $15.3 million decrease in net income attributable to MID is due to increases of $11.4 million in general and administrative expenses, $2.8 million in income tax expense and $2.0 million in net interest expense, the $3.9 million of other gains in the prior year period and the $0.5 million adjustment to the carrying values of the MEC loan facilities on deconsolidation of MEC. These reductions to net income were partially offset by a $1.3 million increase in revenues, reductions of $2.9 million in depreciation and amortization and $0.4 million in foreign exchange

2    MI Developments Inc.      2009

losses, as well as the $0.5 million write-down of long-lived assets recorded in the prior year period and the $0.3 million gain recognized on the disposal of real estate in the current year period.

FFO for the first nine months of 2009 was $115.0 million ($2.46 per share) compared to $133.2 million ($2.85 per share) in the prior year period. The decrease of $18.2 million ($0.39 per share) is due to reduced net income of $15.3 million and a reduction in depreciation and amortization of $2.9 million.

A more detailed discussion of MID's consolidated financial results for the third quarter and nine months ended September 30, 2009 is contained in the Management's Discussion and Analysis of Results of Operations and Financial Position, and the unaudited interim consolidated financial statements and notes thereto, which are attached to this press release.

DIVIDENDS

MID's Board of Directors has declared a dividend of $0.15 per share on MID's Class A Subordinate Voting Shares and Class B Shares for the third quarter ended September 30, 2009. The dividend is payable on or about December 15, 2009 to shareholders of record at the close of business on November 27, 2009.

Unless indicated otherwise, MID has designated the entire amount of all past and future taxable dividends paid since January 1, 2006 to be an "eligible dividend" for purposes of the Income Tax Act (Canada), as amended from time to time. Please contact your tax advisor if you have any questions with regard to the designation of eligible dividends.

STOCK-BASED COMPENSATION

On November 10, 2009, subsequent to the quarter-end, the Board approved (on a recommendation from the Corporate Governance & Compensation Committee) granting to the outside directors and to management stock options to acquire the Company's Class A Subordinate Voting Shares.

Each outside director was granted 20,000 options (an aggregate of 120,000 options). Mr. Mills was granted 200,000 options. Each of Messrs. Crofts and Liscio was granted 50,000 options. Mr. Cameron was granted 25,000 options and Mr. Kumer, the Company's Vice-President, Real Estate, was granted 10,000 options. In all cases, the options granted will vest 50% on the date of grant, 25% on the first anniversary of the date of grant and 25% on the second anniversary of the date of grant. The options expire on the tenth anniversary of the date of grant, subject to earlier cancellation in the events specified in the stock option agreement to be entered into by MID with each recipient of options. The date of grant for the options will be November 12, 2009, being the second business day after the release of the Company's third quarter results for 2009 and the exercise price of the options will be the closing price of the Company's Class A Subordinate Voting Shares on the Toronto Stock Exchange on November 11, 2009.

ABOUT MID

MID is a real estate operating company engaged primarily in the acquisition, development, construction, leasing, management and ownership of a predominantly industrial rental portfolio leased primarily to Magna International Inc. and its automotive operating units in North America and Europe. MID also acquires land that it intends to develop for mixed-use and residential projects. MID holds a majority equity interest in MEC, an owner and operator of horse racetracks, and a supplier, via simulcasting, of live horseracing content to the inter-track, off-track and account wagering markets. As discussed in Management's Discussion and Analysis of Results of Operations and Financial Position under the heading "SIGNIFICANT MATTERS — MEC Chapter 11 Filing and Related Claims Against MID" included in this press release, on the Petition Date, the Debtors filed voluntary petitions for reorganization under the Bankruptcy Code in the Court and were granted recognition of the Chapter 11 proceedings from the Ontario Superior Court of Justice under section 18.6 of the CCAA in Canada.

For further information, please contact Rocco Liscio, Executive Vice-President and Chief Financial Officer, at 905-726-7507.

MI Developments Inc.      2009    3

FORWARD-LOOKING STATEMENTS

This press release may contain statements that, to the extent they are not recitations of historical fact, constitute "forward-looking statements" within the meaning of applicable securities legislation, including the United States Securities Act of 1933 and the United States Securities Exchange Act of 1934. Forward-looking statements may include, among others, statements regarding the Company's future plans, goals, strategies, intentions, beliefs, estimates, costs, objectives, economic performance or expectations, or the assumptions underlying any of the foregoing. Words such as "may", "would", "could", "will", "likely", "expect", "anticipate", "believe", "intend", "plan", "forecast", "project", "estimate" and similar expressions are used to identify forward-looking statements. Forward-looking statements should not be read as guarantees of future events, performance or results and will not necessarily be accurate indications of whether or the times at or by which such future performance will be achieved. Undue reliance should not be placed on such statements. Forward-looking statements are based on information available at the time and/or management's good faith assumptions and analyses made in light of our perception of historical trends, current conditions and expected future developments, as well as other factors we believe are appropriate in the circumstances, and are subject to known and unknown risks, uncertainties and other unpredictable factors, many of which are beyond the Company's control, that could cause actual events or results to differ materially from such forward-looking statements. Important factors that could cause such differences include, but are not limited to, the risks and uncertainties inherent in the Chapter 11 process for Magna Entertainment Corp. and certain of its subsidiaries (collectively, the "Debtors"), including the auction of the Debtors' assets and the claims against the Company and a subsidiary of the Company that have been brought by the Debtors' Official Committee of Unsecured Creditors, and the risks set forth in the "Risk Factors" section in the Company's Annual Information Form for 2008, filed on SEDAR at www.sedar.com and attached as Exhibit 1 to the Company's Annual Report on Form 40-F for the year ended December 31, 2008, which investors are strongly advised to review. The "Risk Factors" section also contains information about the material factors or assumptions underlying such forward-looking statements. Forward-looking statements speak only as of the date the statements were made and unless otherwise required by applicable securities laws, the Company expressly disclaims any intention and undertakes no obligation to update or revise any forward-looking statements contained in this press release to reflect subsequent information, events or circumstances or otherwise.

OTHER INFORMATION

For further information about MID, please see our website at www.midevelopments.com. Copies of financial data and other publicly filed documents are available through the internet on Canadian Securities Administrators' Systems for Electronic Document Analysis and Retrieval (SEDAR) which can be accessed at www.sedar.com and on the United States Securities and Exchange Commission's Electronic Data Gathering, Analysis and Retrieval System (EDGAR) which can be accessed at www.sec.gov.

4    MI Developments Inc.      2009

Management's Discussion and Analysis of Results of Operations and
Financial Position for the Three and Nine Months Ended September 30, 2009

Management's Discussion and Analysis of Results of Operations and Financial Position ("MD&A") of MI Developments Inc. ("MID" or the "Company") summarizes the significant factors affecting the consolidated operating results, financial condition, liquidity and cash flows of MID for the three and nine months ended September 30, 2009. Unless otherwise noted, all amounts are in United States ("U.S.") dollars and all tabular amounts are in millions of U.S. dollars. This MD&A should be read in conjunction with the accompanying unaudited interim consolidated financial statements for the three and nine months ended September 30, 2009 and the audited consolidated financial statements for the year ended December 31, 2008. This MD&A is prepared as at November 10, 2009. Additional information relating to MID, including the Annual Information Form for fiscal 2008, can be found on the Company's website at www.midevelopments.com and on SEDAR at www.sedar.com.

OVERVIEW

MID is a real estate operating company engaged primarily in the acquisition, development, construction, leasing, management and ownership of industrial and commercial properties. Members of the Magna International Inc. ("Magna") group of companies are MID's primary tenants and provide approximately 98% of the annual real estate revenue generated by MID's income-producing properties (see "REAL ESTATE BUSINESS — Our Relationship with Magna"). In addition, MID owns land for industrial development and owns and acquires land that it intends to develop for mixed-use and residential projects. The Company's primary objective is to increase cash flow from operations, net income and the value of our assets in order to maximize the return on shareholders' equity over the long term.

MID also holds a majority equity interest in Magna Entertainment Corp. ("MEC"), an owner and operator of horse racetracks, and a supplier of live horseracing content to the inter-track, off-track and account wagering markets. On March 5, 2009 (the "Petition Date"), MEC and certain of its subsidiaries (collectively, the "Debtors") filed voluntary petitions for reorganization under Chapter 11 of Title 11 of the United States Code (the "Bankruptcy Code") in the United States Bankruptcy Court for the District of Delaware (the "Court") and were granted recognition of the Chapter 11 proceedings from the Ontario Superior Court of Justice under section 18.6 of the Companies' Creditors Arrangement Act (the "CCAA") in Canada. As a result of the Chapter 11 filing, the carrying value of MID's equity investment in MEC has been reduced to zero. For further details on this filing and MID's participation in the Debtors' Chapter 11 process, please refer to "SIGNIFICANT MATTERS — MEC Chapter 11 Filing and Related Claims Against MID".

In this MD&A, we use the term "Real Estate Business" to refer to the operations over which our Board of Directors (the "Board") and executive management have direct responsibility for the key operating, financing and resource allocation decisions, which excludes the operations of MEC (see "SIGNIFICANT MATTERS — MEC Chapter 11 Filing and Related Claims Against MID — Deconsolidation of MEC").

HIGHLIGHTS

	Three Months Ended September 30,				Nine Months Ended September 30,
(in millions, except per share information)	2009	2008	Change		2009	2008	Change
Revenues	$57.0	$55.3	3%		$166.0	$164.6	1%
Rental revenues	43.8	45.1	(3%	)	126.2	137.7	(8%	)
Interest and other income from MEC(1)	13.3	10.2	30%		39.8	26.9	48%
Net income(2)	28.0	42.7	(34%	)	84.5	99.8	(15%	)
Funds from operations ("FFO")(3)	38.6	53.6	(28%	)	115.0	133.2	(14%	)
Diluted FFO per share(3)	0.83	1.15	(28%	)	2.46	2.85	(14%	)

MI Developments Inc.      2009    5

	As at
(in millions, except number of properties)	September 30, 2009	December 31, 2008	Change
Number of income-producing properties	105	105	—
Leaseable area (sq. ft.)	27.3	27.3	—
Annualized lease payments ("ALP")(4)	$176.6	$167.7	5%
Income-producing property, gross book value ("IPP")	$1,632.1	$1,542.3	6%
ALP as percentage of IPP	10.8%	10.9%	(1%	)

(1)
Prior to the Petition Date, interest and other income from MEC is eliminated from the Company's consolidated results of operations. $13.3 million and $30.2 million, respectively, of interest and other income from MEC subsequent to the Petition Date are included in the Company's consolidated results of operations for the three and nine months ended September 30, 2009.

(2)
Refer to footnote 4 under "SUPPLEMENTARY CONSOLIDATED QUARTERLY FINANCIAL DATA (UNAUDITED)".

(3)
FFO and diluted FFO per share are measures widely used by analysts and investors in evaluating the operating performance of real estate companies. However, FFO does not have a standardized meaning under GAAP and therefore may not be comparable to similar measures presented by other companies. In conjunction with the Company's adoption of Unites States Generally Accepted Accounting Principles ("U.S. GAAP") as its primary basis of financial reporting (see "ADOPTION OF UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES"), the Company has adopted the definition of FFO prescribed in the United States by the National Association of Real Estate Investment Trusts® ("NAREIT") effective January 1, 2009 on a retrospective basis. The Company previously determined FFO using the definition prescribed in Canada by the Real Property Association of Canada ("REALpac"). FFO, FFO per share and diluted FFO per share for all periods presented in this MD&A have been determined in accordance with the definition prescribed by NAREIT. For further details of the change in definition of FFO and a reconciliation of FFO to net income, see "REAL ESTATE BUSINESS — Results of Operations — Funds From Operations".

(4)
Annualized lease payments represent the total annual rent of the Real Estate Business assuming the contractual lease payments as at the last day of the reporting period were in place for an entire year, with rents denominated in foreign currencies being converted to U.S. dollars based on exchange rates in effect at the last day of the reporting period (see "REAL ESTATE BUSINESS — Foreign Currencies").

SIGNIFICANT MATTERS

MEC Chapter 11 Filing and Related Claims Against MID

On the Petition Date, the Debtors filed voluntary petitions for reorganization under the Bankruptcy Code in the Court and were granted recognition of the Chapter 11 proceedings from the Ontario Superior Court of Justice under section 18.6 of the CCAA in Canada.

At the Petition Date, MEC and certain of its subsidiaries owed to a wholly-owned subsidiary of MID (the "MID Lender") an aggregate of $371.7 million (including principal and interest) under various loan facilities (see "LOANS RECEIVABLE FROM MEC"). In addition, the Company owned approximately 54% of MEC's total equity, representing approximately 96% of the total votes attached to MEC's outstanding stock.

MEC filed for Chapter 11 protection in order to implement a comprehensive financial restructuring and conduct an orderly sales process for its assets. Under Chapter 11, the Debtors are operating as "debtors-in-possession" under the jurisdiction of the Court and in accordance with the applicable provisions of the Bankruptcy Code and orders of the Court. In general, the Debtors are authorized under Chapter 11 to continue to operate as an ongoing business, but may not engage in transactions outside the ordinary course of business without the prior approval of the Court.

The filing of the Chapter 11 petitions constituted an event of default under certain of the Debtors' debt obligations, including those with the MID Lender, and those debt obligations became automatically and immediately due and payable. However, subject to certain exceptions under the Bankruptcy Code, the Debtors' Chapter 11 filing automatically enjoined, or stayed, the continuation of any judicial or administrative proceedings or other actions against the Debtors or their property to recover on, collect or secure a claim arising prior to the Petition Date. The Company has not guaranteed any of the Debtors' debt obligations or other commitments.

6    MI Developments Inc.      2009

Under the priority scheme established by the Bankruptcy Code, unless creditors agree to different treatment, allowed pre-petition claims and allowed post-petition expenses must be satisfied in full before stockholders are entitled to receive any distribution or retain any property in a Chapter 11 proceeding. MEC's Class A Subordinate Voting Stock ("MEC Class A Stock") was delisted from the Toronto Stock Exchange effective at the close of market on April 1, 2009 and from the Nasdaq Stock Market effective at the opening of business on April 6, 2009. The ultimate recovery to MID, as a stockholder of MEC, if any, in the Debtors' Chapter 11 proceedings will likely not be determined until the proceedings are substantially complete. In this regard, however, such proceedings are likely to result in MID not receiving any value for its existing MEC stock and in the cancellation of such stock.

Subject to the uncertainties of the Chapter 11 process, MID management believes that the MID Lender's claims are adequately secured and therefore has no reason to believe as of the date of this MD&A that the amount of the MEC loan facilities with the MID Lender is impaired. However, the consideration that the Debtors will receive in connection with selling their assets cannot be determined with certainty at this time, and as the Debtors' auction process continues MID management will continue to review the consideration expected to be received by the Debtors to assess the recoverability of the MID Lender's claims. Furthermore, although, as a general matter, secured creditors are entitled to priority over unsecured creditors to the extent of the value of the collateral securing such claims, no assurance can be given as to the treatment the MID Lender's claims will receive in the Debtors' Chapter 11 proceedings. On July 21, 2009, the MID Lender was named as a defendant in an action commenced by the Official Committee of Unsecured Creditors (the "Committee") in connection with the Debtors' Chapter 11 proceedings. The Committee's action seeks, among other things, recharacterization as equity of the MID Lender's claims in relation to the indebtedness previously advanced to MEC and certain of its subsidiaries, equitable subordination of the MID Lender's claims against the Debtors in the Chapter 11 proceedings and the avoidance of allegedly fraudulent transfers to the MID Lender, including fees, interest and principal repayments received prior to the initiation of the Debtors' Chapter 11 process. In addition, on August 20, 2009, the Court granted the Committee's request to pursue a separate action against MID, the MID Lender and additional parties, including Mr. Frank Stronach, that alleges and seeks damages for, among other things, breach of fiduciary duty owed to MEC and its creditors. Although MID and the MID Lender believe that the Committee's claims against MID and the MID Lender are without merit and intend to contest them vigorously, MID can provide no assurance as to the ultimate outcome of the Committee's actions. If the Committee's actions against MID and/or the MID Lender were successful, the value of the MID Lender's pre-petition claims against the Debtors would be substantially less than their carrying value. On September 22, 2009, the Court denied a motion by MID and the MID Lender to dismiss the Committee's claims. The trial of the Committee's claims against the MID Lender is scheduled to commence on January 11, 2010. A result in favour of the Committee at trial, or any settlement of those claims, could have a material adverse effect on MID's results of operations and financial position and any damages, settlement payments or related impairment of loans would be charged to operations as and when such determination was made.

DIP Loan

In connection with the Debtors' Chapter 11 filing, the MID Lender is providing to MEC a secured non-revolving debtor-in-possession financing facility (the "DIP Loan"). As amended and restated, the DIP Loan matures on April 30, 2010 and the maximum commitment amount thereunder is $64.4 million, of which $24.5 million is available to be borrowed by MEC as at November 10, 2009 (see "LOANS RECEIVABLE FROM MEC — DIP Loan" for further details of the DIP Loan).

Deconsolidation of MEC

As a result of the MEC Chapter 11 filing, the Company has concluded that, under generally accepted accounting principles ("GAAP"), it ceased to have the ability to exert control over MEC on or about the Petition Date. Accordingly, the Company's investment in MEC has been deconsolidated from the Company's results beginning on the Petition Date.

GAAP requires the carrying values of any investment in, and amounts due from, a deconsolidated subsidiary to be adjusted to their fair value at the date of deconsolidation. In light of the significant uncertainty as to whether MEC shareholders, including MID, will receive any recovery following MEC's reorganization, the

MI Developments Inc.      2009    7

carrying value of MID's equity investment in MEC has been reduced to zero. Although, subject to the uncertainties of MEC's Chapter 11 process, MID management believed at the Petition Date that the MID Lender's claims were adequately secured and therefore had no reason to believe that the amount of the MEC loan facilities with the MID Lender were impaired, a reduction in the carrying values of the MEC loan facilities (see "LOANS RECEIVABLE FROM MEC") was required under GAAP, reflecting the fact that certain of the MEC loan facilities bear interest at a fixed rate of 10.5% per annum, which is not considered to be reflective of the market rate of interest that would have been used had such facilities been established on the Petition Date. The fair value of the loans receivable from MEC was determined at the Petition Date based on the estimated future cash flows of the loans receivable from MEC being discounted to the Petition Date using a discount rate equal to the London Interbank Offered Rate ("LIBOR") plus 12.0%. The discount rate is equal to the interest rate charged on the DIP Loan that was implemented as of the Petition Date, and therefore is considered to approximate a reasonable market interest rate for the MEC loan facilities for this purpose. As a result, the adjusted aggregate carrying value of the MEC loan facilities at the Petition Date was $2.4 million less than the aggregate face value of the MEC loan facilities. Accordingly, upon deconsolidation of MEC, the Real Estate Business reduced its carrying values of the MEC loan facilities by $0.5 million (net of derecognizing $1.9 million of unamortized deferred arrangement fees at the Petition Date). The adjusted carrying values will accrete up to the face value of the MEC loan facilities over the estimated period of time before the loans will be repaid, with such accretion being recognized in "interest and other income from MEC" on the Company's consolidated statement of income (loss).

Prior to the Petition Date, MEC's results are consolidated with the Company's results, with outside ownership accounted for as a noncontrolling interest. MEC's net assets and equity components included in the Company's consolidated balance sheet at the Petition Date were reversed upon deconsolidation of MEC.

Upon deconsolidation of MEC, the Company recorded a $46.7 million reduction to the carrying values of its investment in, and amounts due from, MEC, which is included in the Company's consolidated statement of income (loss) for the nine months ended September 30, 2009.

Prior to the Petition Date, the Company's operations were segmented between wholly-owned operations (the "Real Estate Business") and publicly-traded operations ("MEC"). The segregation of operations between wholly-owned and publicly-traded recognized the fact that, in the case of the Real Estate Business, the Company's Board and executive management have direct responsibility for the key operating, financing and resource allocation decisions, whereas, in the case of MEC, such responsibility resides with MEC's separate Board of Directors and executive management.

Subsequent to the Petition Date, the Company manages and evaluates its operations as a single "Real Estate Business" reporting segment, rather than multiple reporting segments, for internal purposes and for internal decision making.

The Company's consolidated statements of income (loss), consolidated statements of cash flows and consolidated balance sheets have been arranged so as to provide detailed, discrete financial information on the Real Estate Business and, for the period prior to the Petition Date, MEC. The deconsolidation of MEC affects virtually all of the Company's reported revenue, expense, asset and liability balances, thus significantly limiting the comparability from period to period of the Company's consolidated statements of income (loss), consolidated statements of cash flows and consolidated balance sheets. As a result, except for the remaining content of this section and the sections entitled "ADOPTION OF UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES" and "SUPPLEMENTARY CONSOLIDATED QUARTERLY FINANCIAL DATA (UNAUDITED)", the remaining content of this MD&A focuses solely on the operating results, financial condition, cash flows and liquidity of the Real Estate Business.

MEC Asset Sales

The Debtors' Chapter 11 filing (see "SIGNIFICANT MATTERS — MEC Chapter 11 Filing and Related Claims Against MID") contemplates the Debtors selling all or substantially all their assets through an auction process and using the proceeds to repay indebtedness, including indebtedness owed to the MID Lender. On May 11, 2009, the Court approved the bid procedures for the Debtors' interests associated with the following assets: Santa Anita Park (including the relevant Debtor's joint venture interest in The Shops at Santa Anita);

8    MI Developments Inc.      2009

Remington Park; Lone Star Park; Thistledown; Portland Meadows; StreuFex™; vacant lands located in Ocala, Florida; and vacant lands located in Dixon, California. On October 28, 2009, the Court approved revised bid procedures for Santa Anita Park and bid procedures for the following additional assets: Gulfstream Park (including the adjacent lands and the relevant Debtor's joint venture interest in The Village at Gulfstream Park™); Golden Gate Fields; and The Maryland Jockey Club ("MJC") (including the Preakness®).

On July 31, 2009, the Court approved the Debtors' motion for authorization to sell for 6.5 million euros the assets of one of MEC's non-debtor Austrian subsidiaries, which assets include Magna Racino™ and surrounding lands, to an entity affiliated with Fair Enterprise Limited, a company that forms part of an estate planning vehicle for the Stronach family, certain members of which are trustees of the Stronach Trust, MID's controlling shareholder. The sale transaction was completed on October 1, 2009 and the net proceeds were used to repay existing indebtedness on the assets.

On August 12, 2009, the Court approved the Debtors entering into a stalking horse bid to sell Remington Park to a third party for $80.25 million, subject to higher and better offers. No additional offers were received, and on September 15, 2009, the Court issued an order approving the sale of Remington Park. MEC has indicated that it anticipates that the sale of Remington Park will be completed by the end of 2009, subject to regulatory approval.

On August 26, 2009, the Debtors conducted an auction of the Ocala lands and a third party was the winning bidder at a price of $8.1 million. The Court issued an order approving the sale of the Ocala lands on September 2, 2009 and the sale closed on September 16, 2009. On October 28, 2009, the Debtors paid the net sales proceeds of $7.6 million to the MID Lender as a partial repayment of the DIP Loan.

Following an auction, on September 15, 2009, the Court approved the sale of Thistledown to a third party for $89.5 million, comprised of $42.0 million of cash to be paid on closing and up to $47.5 million of cash in contingent payments. However, on September 23, 2009, the State of Ohio announced that the introduction of slots at Ohio racetracks would require a State referendum, which is not expected to occur until November 2010. MEC has indicated that the purchaser has reserved its right to terminate the agreement as a result of the referendum requirement and that MEC and the purchaser are engaged in ongoing discussions about this transaction.

Following an auction, on October 28, 2009, the Court approved the sale of Lone Star Park to a third party for $62.8 million, comprised of $47.8 million of cash and the assumption by the purchaser of the $15.0 million capital lease for the facility. MEC has indicated that it anticipates that the sale of Lone Star Park will be completed during the first half of 2010, subject to regulatory approval.

The Debtors intend to conduct an auction for the Dixon lands on November 17, 2009. With respect to the other assets that the Debtors are marketing for sale, MID understands that the Debtors are in discussions with various third parties regarding potential stalking horse bids for several of such assets.

On the Petition Date, MID entered into an agreement with certain of the Debtors and certain non-Debtor affiliates of MEC to purchase such Debtors' and non-Debtors' relevant interests associated with certain specified assets (the "MID Stalking Horse Bid"), subject to Court approval. However, on April 20, 2009, in response to objections raised by a number of parties in the Debtors' Chapter 11 process and with the intent of expediting that process, MID and MEC terminated the MID Stalking Horse Bid.

Since that time, MID has indicated that although it does not intend to bid on any of the Debtors' other assets, it may bid on Santa Anita Park (including the joint venture interest in The Shops at Santa Anita), Gulfstream Park (including the adjacent lands and the joint venture interest in The Village at Gulfstream ParkTM), Golden Gate Fields and MJC. With respect to these assets, MID is continuing to evaluate all of its alternatives, which may include MID entering into a stalking horse purchase agreement for one or more of such assets in the event that the Debtors do not receive any other stalking horse bids acceptable to the Debtors. In accordance with the relevant bid procedures approved by the Court, the deadline for bids on Santa Anita Park, Gulfstream Park and Golden Gate Fields is February 10, 2010 and the deadline for bids on MJC is December 4, 2009. If MID bids for any of these assets, any such bid(s) would be reviewed by the Special Committee of independent directors of MID.

MI Developments Inc.      2009    9

Ontario Securities Commission Hearing

On August 11, 2009, MID announced that, upon the applications of certain MID Class A shareholders, the Ontario Securities Commission (the "OSC") had called a hearing regarding MID's ability to rely on certain exemptions from the requirements to obtain minority shareholder approval and formal valuations under Multilateral Instrument 61-101 — Protection of Minority Security Holders in Special Transactions in respect of transactions with MEC. The OSC hearing was held on September 9 and 10, 2009 and, on September 14, 2009, the OSC dismissed the applications. As a result, MID intends to rely on exemptions from the requirements to obtain minority approval and formal valuations in respect of transactions with MEC, including bids for MEC assets, if any, as discussed above under "MEC Asset Sales".

Appointment of New Chief Financial Officer

On September 18, 2009, MID announced that Mr. Rocco Liscio had been appointed by the Board to serve as Executive Vice-President and Chief Financial Officer. Mr. Liscio replaces Mr. Richard Smith, who resigned from his position at MID effective September 18, 2009 in order to pursue other opportunities.

Termination of November 2008 Reorganization Proposal

On November 26, 2008, MID announced that its Special Committee of independent directors had recommended, and the Board had approved, holding a vote of MID shareholders on a reorganization proposal developed by MID management (the "November 2008 Reorganization Proposal"). The principal components of the November 2008 Reorganization Proposal are set out in MID's press release dated November 26, 2008, which can be found on the Company's website at www.midevelopments.com and on SEDAR at www.sedar.com.

As a result of, among other things, current global economic conditions, the continued disruptions in the financial markets and ongoing uncertainty in the automotive industry (see "REAL ESTATE BUSINESS — Our Relationship with Magna — Pressures in the Automotive Industry and Magna Plant Rationalization Strategy"), MID determined that it was unlikely that it would be able to arrange the new debt financing associated with the November 2008 Reorganization Proposal, nor would it be prudent to raise the new debt until such time as the ongoing uncertainty in the automotive industry has been resolved. As a result, on February 18, 2009, MID announced that it was not proceeding with the November 2008 Reorganization Proposal.

ADOPTION OF UNITED STATES GENERALLY ACCEPTED
ACCOUNTING PRINCIPLES

In April 2008, the Canadian Accounting Standards Board confirmed the transition from GAAP in Canada ("Canadian GAAP") to International Financial Reporting Standards ("IFRS") for all publicly accountable entities no later than fiscal years commencing on or after January 1, 2011. As a result, in the second half of 2008, management undertook a detailed review of the implications of MID having to report under IFRS and also examined the alternative available to MID of filing its primary financial statements in Canada using U.S. GAAP, as permitted by the Canadian Securities Administrators' National Instrument 52-107, "Acceptable Accounting Principles, Auditing Standards and Reporting Currency", given that MID is a Foreign Private Issuer in the United States.

In carrying out this evaluation, management considered many factors, including, but not limited to (i) the changes in accounting policies that would be required and the resulting impact on the Company's reported results and key performance indicators, (ii) the reporting standards expected to be used by many of the Company's industry comparables, (iii) the financial reporting needs of the Company's market participants, including shareholders, lenders, rating agencies and market analysts, and (iv) the current reporting standards in use by, and local reporting needs of, MID's material foreign subsidiaries.

As a result of this analysis, management recommended and the Board determined that MID should adopt U.S. GAAP as its primary basis of financial reporting commencing January 1, 2009 on a retrospective basis. All comparative financial information contained in this MD&A and the unaudited interim consolidated financial

10    MI Developments Inc.      2009

statements for the three and nine months ended September 30, 2008 have been revised to reflect the Company's results as if they had been historically reported in accordance with U.S. GAAP.

The adoption of U.S. GAAP has the following significant effects on the financial reports of MID, the impact of which vary from period to period:

•
Under Canadian GAAP, a portion of the face value of MEC's convertible subordinated notes (the "MEC Notes") attributable to the value of the conversion feature at inception is recorded as part of the noncontrolling interest in MEC, rather than as a liability. The remaining value of the MEC Notes at inception is accreted up to their face value on an effective yield basis over the term of the MEC Notes, with the accretion amount being included in MEC's net interest expense. Under U.S. GAAP, the MEC Notes are recorded entirely as debt, resulting in lower net interest expense than under Canadian GAAP.

•
Gains (net of income taxes and the portion attributable to the noncontrolling interest) on certain MEC asset sales to related parties were included in income under Canadian GAAP but must be treated as a contribution of equity under U.S. GAAP, with such amount added to contributed surplus.

•
The assets and liabilities of the Company's self-sustaining operations having a functional currency other than the U.S. dollar are translated into the Company's U.S. dollar reporting currency using the exchange rate in effect at the end of each reporting period. Revenues and expenses of such operations are translated at the average rate during the period. Unrealized foreign exchange gains or losses on translation of the Company's net investment in these operations ("Investment Translation Gains or Losses") are recognized as a component of "other comprehensive income (loss)" and are included in the "accumulated other comprehensive income" component of shareholders' equity. Under Canadian GAAP, the appropriate amounts of the Investment Translation Gains or Losses are reflected in income when there is a reduction as a result of capital transactions in the Company's net investment in the operations that gave rise to such exchange gains and losses. Under U.S. GAAP, the appropriate amounts of Investment Translation Gains or Losses are only reflected in income when there is a sale or partial sale of the Company's investment in these operations or upon a complete or substantially complete liquidation of the investment.

•
Under both Canadian and U.S. GAAP, certain carrying costs incurred in relation to real estate property held for development are permitted to be capitalized as part of the cost of such property while being held for development. However, U.S. GAAP is more restrictive than Canadian GAAP in relation to the necessary criteria required to capitalize such costs. As a result, certain carrying costs that may be capitalized under Canadian GAAP are not permitted to be capitalized under U.S. GAAP.

The adoption of U.S. GAAP did not have a material change on the Company's accounting policies or current debt covenants, nor did such adoption require significant changes to the Company's existing internal controls over financial reporting and disclosure controls and procedures, or information and data systems. A summary of the impact of adopting U.S. GAAP on the Company's consolidated results of operations for the three and nine months ended September 30, 2009 and 2008 and financial position as at September 30, 2009 and December 31, 2008 is as follows:

	Three Months Ended September 30,		Nine Months Ended September 30,
(in millions, except per share information)	U.S. GAAP	Canadian GAAP	U.S. GAAP	Canadian GAAP
Consolidated net income attributable to MID
— 2009(1)	$28.0	$28.1	$30.5	$11.7
— 2008	$16.8	$16.7	$42.2	$51.3
Consolidated diluted earnings per share attributable to MID
— 2009(1)	$0.60	$0.60	$0.65	$0.25
— 2008	$0.36	$0.36	$0.90	$1.10

(1)
Net income attributable to MID for the nine months ended September 30, 2009 is $18.8 million ($0.40 per share) greater under U.S. GAAP than under Canadian GAAP primarily due to investment translation gains and losses resulting from capital transactions

MI Developments Inc.      2009    11

  that reduced MID's net investment in wholly-owned subsidiaries and the reduction to the carrying value of MID's investments in MEC upon deconsolidation of MEC (see "SIGNIFICANT MATTERS — MEC Chapter 11 Filing and Related Claims Against MID — Deconsolidation of MEC") being higher under U.S. GAAP.

	September 30, 2009		December 31, 2008
(in millions)	U.S. GAAP	Canadian GAAP	U.S. GAAP	Canadian GAAP
Consolidated equity	$1,661.4	$1,664.1	$1,646.2	$1,653.9

The discussion in this MD&A is based on the Company's results of operations as reported under U.S. GAAP for all periods. Other than as discussed above, there were no material differences between the Company's results of operations reported under U.S. GAAP and the results that would have otherwise been reported under Canadian GAAP. For further details of all differences between U.S. and Canadian GAAP impacting the Company and a reconciliation of the Company's results of operations for the three and nine months ended September 30, 2009 and 2008 and financial position as at September 30, 2009 and December 31, 2008 from U.S. GAAP to Canadian GAAP, see note 21 to the unaudited interim consolidated financial statements.

REAL ESTATE BUSINESS

We are the successor to Magna's real estate division, which prior to our spin-off was organized as an autonomous business unit within Magna. Our real estate assets are comprised of income-producing properties, properties under development, properties held for development and properties held for sale (see "REAL ESTATE BUSINESS — Real Estate Assets").

Subject to the significant decline in the level of business received from Magna over the past four years as discussed under "Our Relationship with Magna" below, as well as the recent intensified downturn in the global real estate markets, we intend to continue to use our local market expertise, cost controls and long-established relationships with the Magna group to expand our existing real estate portfolio of industrial and commercial properties both with the Magna group and, potentially, with third parties. In addition, we intend to use our development expertise and financial flexibility to diversify our business by engaging in the development of mixed-use and residential projects on lands we own and may acquire, including lands from MEC.

Our income-producing properties consist of heavy industrial manufacturing facilities, light industrial properties, corporate offices, product development and engineering centres and test facilities. The Real Estate Business holds a global portfolio of 105 income-producing industrial and commercial properties located in nine countries: Canada, the United States, Mexico, Austria, Germany, the Czech Republic, the United Kingdom, Spain and Poland. This portfolio of income-producing properties represents 27.3 million square feet of leaseable area with a net book value of approximately $1.2 billion at September 30, 2009. The lease payments are primarily denominated in three currencies: the euro, the Canadian dollar and the U.S. dollar.

The Real Estate Business also owns approximately 1,400 acres of land held for future development (see "REAL ESTATE BUSINESS — Real Estate Assets — Properties Held for Development").

Business and Operations of Magna, Our Principal Tenant

Magna and its subsidiaries are the tenants of all but 13 of the Real Estate Business' income-producing properties. Magna is the most diversified global automotive supplier. Magna designs, develops and manufactures technologically advanced automotive systems, assemblies, modules and components, and engineers and assembles complete vehicles, primarily for sale to original equipment manufacturers of cars and light trucks. Magna's product capabilities span a number of major automotive areas, including interior systems, seating systems, closure systems, body and chassis systems, vision systems, electronic systems, exterior systems, powertrain systems, roof systems and complete vehicle engineering and assembly.

12    MI Developments Inc.      2009

The terms of the Real Estate Business' lease arrangements with Magna generally provide for the following:

•
leases on a "triple-net" basis, under which tenants are contractually obligated to pay directly or reimburse the Real Estate Business for virtually all costs of occupancy, including operating costs, property taxes and maintenance capital expenditures;

•
rent escalations based on either fixed-rate steps or inflation;

•
renewal options tied to market rental rates or inflation;

•
environmental indemnities from the tenant; and

•
tenant's right of first refusal on sale of property.

Our Relationship with Magna

The Magna group contributes approximately 98% of the rental revenues of our Real Estate Business and Magna continues to be our principal tenant. Our income-producing property portfolio has grown from 75 properties totalling approximately 12.4 million square feet at the end of 1998 to 105 properties totalling approximately 27.3 million square feet of leaseable area at September 30, 2009. Between the end of 1998 and the end of 2008, the total leaseable area of our income-producing property portfolio has increased by approximately 14.9 million square feet (net of dispositions), representing a ten-year compound annual growth rate of 8%.

The level of business MID has received from Magna has declined significantly over the past four years. This decline is primarily due to: pressures in the automotive industry (primarily in North America, although now spreading globally) and Magna's plant rationalization strategy, which have resulted in the closing of a number of manufacturing facilities in high cost countries; and uncertainty over MID's ownership structure and strategic direction due largely to the ongoing disputes between the Company and one of its shareholders, Greenlight Capital Inc. ("Greenlight"). Although MID continues to explore alternatives to re-establish a strong and active relationship with Magna, and although Greenlight's appeal of the October 2006 decision dismissing Greenlight's oppression application (the "Greenlight Litigation") was dismissed in July 2008, these factors may translate into a more permanent reduction in the quantum of business that MID receives from Magna. Our income-producing property portfolio decreased from 109 properties at the end of 2006 to 105 properties at September 30, 2009 and we have incurred a net reduction in total leaseable area of approximately 0.2 million square feet since the end of 2006. Between the end of 2004 and the end of 2008, the total leaseable area of our income-producing property portfolio grew at a compound annual growth rate of approximately 1.6%.

Pressures in the Automotive Industry and Magna Plant Rationalization Strategy

2008 and 2009 have been difficult years for the global automotive industry. As a result, Magna's financial results have been (and Magna predicts at least in the short-term will continue to be) negatively impacted, especially as a result of declines in production and pricing pressures in North America and Western Europe. The first six months of 2009 was among the most difficult periods in the history of Magna due to exceptionally low production volumes for Magna's customers.

In May 2009, Magna announced that it was in talks with General Motors Company ("GM") regarding potential alternatives for the future of Adam Opel GmbH ("Opel"), a European subsidiary of GM, which could include Magna taking a minority stake in Opel. Discussions continued throughout the second and third quarters and, on September 10, 2009, Magna announced that a joint offer made by it and a Russian bank to acquire a 55% interest in Opel had been selected by both GM and the Opel Trust as the preferred solution to address the future of Opel. On November 3, 2009, Magna announced that it had been advised by GM that the GM Board of Directors had decided to terminate the sale process for Opel.

Given the concentration of our rental portfolio with the Magna group, a number of trends that have had a significant impact on the global automotive industry in recent years have also had an impact on the Real Estate Business. These trends, many of which considerably intensified over the course of 2008 and the first

MI Developments Inc.      2009    13

nine months of 2009 as a result of negative economic developments, falling consumer confidence and other related factors, include but are not limited to:

•
declining global light vehicle production volumes and sales levels;

•
the restructuring of the global automotive industry;

•
significant government financial intervention in the global automotive and financial services industries;

•
the accelerated deterioration of the financial condition of the automotive supply base and the corresponding increase in Magna's operational and financial exposure as many of these suppliers could become bankrupt, insolvent or cease operations;

•
the continued exertion of significant pricing pressure by OEMs;

•
increasing governmental intervention in the global automotive industry, particularly fuel economy and emissions regulations;

•
increasing government incentives and consumer demand for more fuel-efficient and environmentally-friendly vehicles with alternative-energy fuel systems and additional safety features;

•
the growth of the automotive industry in China, Thailand, India, Russia, Brazil and other low cost countries, and the migration of component and vehicle design, development, engineering and manufacturing to certain of these lower cost countries;

•
the growth of the A to D vehicle segments (micro to mid-size cars), particularly in emerging markets; and

•
the continued consolidation of vehicle platforms.

These trends and the competitive and difficult environment existing in the automotive industry have resulted in Magna seeking to take advantage of lower operating cost countries and consolidating, moving, closing and/or selling operating facilities to align its capacity utilization and manufacturing footprint with vehicle production and consumer demand. Given these trends, there is a risk that Magna may take additional steps to offset the production declines and capacity reductions, which might include closing additional facilities and growing its manufacturing presence in new markets where MID to date has not had a significant presence.

During the third quarter of 2009, Magna notified MID of its intent to vacate five facilities located in the northeastern United States during the next 3 to 24 months. To the date of this MD&A, Magna's rationalization strategy includes 13 facilities under lease from the Company — three in Canada and ten in the United States. At September 30, 2009, these 13 properties have an aggregate net book value of $44.5 million and represent 1.8 million square feet of leaseable area with annualized lease payments of approximately $6.7 million, representing 3.8% of MID's annualized lease payments. The weighted average lease term to expiry (based on leaseable area) of these properties at September 30, 2009, disregarding renewal options, is approximately 5.1 years.

MID management expects that the global automotive industry downturn and challenging economic conditions may result in a broadening of Magna's plant rationalization strategy to include additional MID facilities. Magna continues to be bound by the terms of the lease agreements for these 13 properties regardless of its plant rationalization strategy. However, in light of the importance of the relationship with Magna to the success of the Real Estate Business, MID management continues to evaluate alternatives that provide Magna with the flexibility it requires to operate its automotive business, including potentially releasing Magna from its obligation to continue to pay rent under the leases of the 13 properties currently included in, and any additional leases that may become subject to, the Magna plant rationalization strategy, under certain circumstances.

14    MI Developments Inc.      2009

Foreign Currencies

Fluctuations in the U.S. dollar's value relative to other currencies will result in fluctuations in the reported U.S. dollar value of revenues, expenses, income, cash flows, assets and liabilities. At September 30, 2009, approximately 76% of the Real Estate Business' rental revenues are denominated in currencies other than the U.S. dollar (see "REAL ESTATE BUSINESS — Results of Operations — Annualized Lease Payments"). As such, material changes in the value of the U.S. dollar relative to these foreign currencies (primarily the euro and Canadian dollar) may have a significant impact on the Real Estate Business' results.

The following tables reflect the changes in the average exchange rates during the three and nine months ended September 30, 2009 and 2008, as well as the exchange rates as at September 30, 2009, June 30, 2009 and December 31, 2008, between the most common currencies in which the Company conducts business and MID's U.S. dollar reporting currency.

	Average Exchange Rates For the Three Months Ended September 30,				Average Exchange Rates For the Nine Months Ended September 30,
	2009	2008	Change		2009	2008	Change
1 Canadian dollar equals U.S. dollars	0.914	0.960	(5%	)	0.858	0.982	(13%	)
1 euro equals U.S. dollars	1.433	1.501	(5%	)	1.366	1.521	(10%	)

	Exchange Rates as at
	September 30, 2009	June 30, 2009	December 31, 2008	Change from June 30, 2009	Change from December 31, 2008
1 Canadian dollar equals U.S. dollars	0.922	0.861	0.826	7%	12%
1 euro equals U.S. dollars	1.459	1.399	1.394	4%	5%

The results of operations and financial position of all Canadian and most European operations are translated into U.S. dollars using the exchange rates shown in the preceding table. The changes in these foreign exchange rates impacted the reported U.S. dollar amounts of the Company's revenues, expenses, income, assets and liabilities. From time to time, the Company may enter into derivative financial arrangements for currency hedging purposes, but the Company's policy is not to utilize such arrangements for speculative purposes. Throughout this MD&A, reference is made, where relevant, to the impact of foreign exchange fluctuations on reported U.S. dollar amounts.

RESULTS OF OPERATIONS — THREE MONTH PERIOD ENDED
SEPTEMBER 30, 2009

Rental revenues for the three months ended September 30, 2009 decreased $1.3 million to $43.8 million from $45.1 million in the prior year period. The additional rent earned from contractual rent increases, completed projects on-stream and renewals and re-leasing were more than offset by the negative impact of vacancies and the effect of changes in foreign currency exchange rates.

MI Developments Inc.      2009    15

Rental Revenue

Rental revenue, three months ended September 30, 2008	$45.1
Contractual rent increases	0.5
Completed projects on-stream	0.3
Vacancies of income-producing properties	(0.3)
Renewals and re-leasing of income-producing properties	0.1
Effect of changes in foreign currency exchange rates	(1.7)
Straight-line rent adjustment	(0.2)

Rental revenue, three months ended September 30, 2009	$43.8

The $0.5 million increase in revenue from contractual rent adjustments includes (i) $0.2 million from cumulative consumer price index (CPI) based increases (being increases that occur every five years or once a specified cumulative increase in CPI has occurred) implemented in 2008 and 2009 on properties representing 2.2 million square feet of leaseable area, (ii) $0.1 million from annual CPI-based increases implemented in 2009 on properties representing 6.3 million square feet of leaseable area and (iii) $0.2 million from fixed contractual adjustments on properties representing 3.7 million square feet of leaseable area.

The completion of seven Magna-related expansion projects and one third-party expansion project in 2008 added an aggregate of 154 thousand square feet of leaseable area and increased revenue by $0.2 million over the prior year period. The completion of five minor Magna-related projects and one third-party project in 2009 increased revenue by $0.1 million over the prior year period.

One property became vacant or partially vacant in 2008 and two properties became vacant in 2009 upon the expiry of the lease agreements pertaining to 267 thousand square feet of aggregate leaseable area, resulting in a $0.3 million reduction in revenue.

In conjunction with Magna's plant rationalization strategy (see "REAL ESTATE BUSINESS — Our Relationship with Magna — Pressures in the Automotive Industry and Magna Plant Rationalization Strategy"), the Real Estate Business terminated a lease with Magna in 2008 for 39 thousand square feet of leaseable area. This property was subsequently re-leased to a third-party for ten years with an initial seven-month rent-free period, which ended in November 2008. The vacancy and re-leasing of this property resulted in a $0.1 million increase in revenues.

In the fourth quarter of 2008, the Real Estate Business leased to a third party an 84 thousand square foot facility that had previously been classified as held for sale, resulting in an additional $0.1 million of revenue in the third quarter of 2009 compared to the prior year period.

The renewal of a Magna lease in 2008 for a 358 thousand square foot facility in Austria, at a lower negotiated market rental rate than the expiring lease rate, resulted in a $0.2 million reduction in revenues in the third quarter of 2009 compared to the prior year period. In addition, the renewal of three Magna leases in 2008, representing an aggregate of 274 thousand square feet of leaseable area, and the renewal of two third-party leases in 2009, representing an aggregate of 267 thousand square feet of leaseable area, resulted in a nominal reduction in revenues in the third quarter of 2009 compared to the prior year period.

For the third quarter of 2009, approximately 76% of the Real Estate Business' rental revenues are denominated in currencies other than the U.S. dollar (primarily the euro and Canadian dollar). Foreign exchange had a $1.7 million negative impact on reported rental revenues, as the U.S. dollar strengthened compared to the prior year period against the foreign currencies (primarily the Canadian dollar and the euro) in which the Real Estate Business operates.

Interest and Other Income from MEC

Interest and other income from MEC, which represents the interest and fees earned in relation to loan facilities between the MID Lender and MEC and certain of its subsidiaries, increased from $10.2 million in the third quarter of 2008 to $13.3 million in the third quarter of 2009. The increase is primarily due to (i) $1.7 million of interest and fees earned under a loan established in November 2008 (the "MEC 2008 Loan"), (ii) $1.4 million

16    MI Developments Inc.      2009

of interest and fees earned under the DIP Loan established in March 2009, (iii) $0.9 million of accretion of the fair value adjustment recorded upon the deconsolidation of MEC (see "SIGNIFICANT MATTERS — MEC Chapter 11 Filing and Related Claims Against MID — Deconsolidation of MEC") and (iv) a $0.1 million net increase in interest and fees earned from the Gulfstream Park and Remington Park project financings as a result of accrued interest being capitalized to the principal balance of the respective loans during the Debtors' Chapter 11 process. These increases in interest and other income from MEC were partially offset by a $1.0 million decrease primarily in arrangement fees recognized under the bridge loan established in September 2007 (the "2007 MEC Bridge Loan"). For further details of these loan facilities, see "LOANS RECEIVABLE FROM MEC". The Debtors' Chapter 11 process is anticipated to conclude during the first half of 2010, with the Debtors completing the sale of all or substantially all their assets through an auction process and using the proceeds to repay indebtedness, including indebtedness owed to the MID Lender. Once the Debtors' Chapter 11 process concludes, management does not expect the MID Lender to continue to receive interest and other income from MEC.

General and Administrative Expenses

General and administrative expenses increased to $13.1 million for the third quarter of 2009 from $7.0 million in the prior year period. General and administrative expenses for the third quarter of 2009 include $5.3 million of advisory and other costs incurred in connection with evaluating MID's relationship with MEC, including MID's involvement in the Debtors' Chapter 11 process (see "SIGNIFICANT MATTERS — MEC Chapter 11 Filing and Related Claims Against MID") and matters heard by the OSC (see "SIGNIFICANT MATTERS — Ontario Securities Commission Hearing"), whereas expenses for the third quarter of 2008 include $1.2 million of advisory and other costs related to the March 2008 reorganization proposal and exploration of alternatives in respect of MID's investments in MEC. In addition to this increase in advisory and other costs noted above, general and administrative expenses also increased primarily due to (i) increased compensation expense pertaining to the Company's Non-Employee Director Share-Based Compensation Plan resulting from a greater change in the Company's share price during the third quarter of 2009 as compared to the same period of the prior year, (ii) increased premiums experienced in 2009 in connection with the Company's directors and officers ("D&O") liability insurance and (iii) increased contributions to social and charitable causes in 2009, partially offset by reduced termination costs related to the departure of members of management.

The Company expects to increase its commitment to supporting social and charitable causes. In this regard, the Board has set an annual target for such contributions of approximately 2% of the rolling five-year average of the Company's pre-tax income.

Foreign Exchange Gains and Losses

The Real Estate Business recognized net foreign exchange gains of $0.1 million for the third quarter of 2009 compared to net foreign exchange gains of $0.5 million in the prior year period. The drivers of such net gains are primarily (i) the re-measurement of certain net current and future tax balances of an MID subsidiary that has a functional currency other than that in which income taxes are required to be paid and (ii) the re-measurement of U.S. dollar denominated net liabilities held within MID's corporate entity, which has a Canadian functional currency.

Depreciation and Amortization Expense

Depreciation and amortization expense decreased 3% to $10.6 million in the third quarter of 2009 from $11.0 million in the prior year period, primarily due to the impact of foreign exchange (see "REAL ESTATE BUSINESS — Foreign Currencies").

Interest Expense, Net

Net interest expense was $3.6 million (net of a nominal amount of interest income) in the third quarter of 2009 compared to $2.4 million in the prior year period ($3.7 million of interest expense less $1.3 million of interest income). The increased net interest expense is primarily due to a reduction of $1.3 million in interest income from the prior year period as a result of the Real Estate Business having less cash available for short-term investment and a general reduction in the interest rates available on short-term investments, partially offset by

MI Developments Inc.      2009    17

a $0.1 million reduction in interest expense due to foreign exchange as the Company's senior unsecured debentures (the "Debentures") are denominated in Canadian dollars.

Gain on Disposal of Real Estate

In the third quarter of 2009, the Real Estate Business sold land and a vacant building in the United States, which had previously been classified as "properties held for sale", for cash consideration of $0.8 million, realizing a gain of $0.3 million.

Income Taxes

The Real Estate Business' income tax expense for the third quarter of 2009 was $2.2 million, representing an effective tax rate of 7.2%, compared to an income tax recovery of $7.3 million for the third quarter of 2008. The income tax recovery in the prior year period included a $12.5 million recovery recognized as a result of revisions to estimates of certain tax exposures and the ability to benefit from certain income tax loss carry forwards previously not recognized, both driven by the results of tax audits in certain tax jurisdictions. Excluding the tax impact of $5.3 million of advisory and other costs incurred in the third quarter of 2009 in connection with evaluating MID's relationship with MEC, including MID's involvement in the Debtors' Chapter 11 process and matters heard by the OSC, the Real Estate Business' effective tax rate was 11.0% in the third quarter of 2009. This compares to the Real Estate Business' effective tax rate of 15.5% in the third quarter of 2008 when adjusted for the tax impact of the $1.2 million of advisory and other costs incurred in the third quarter of 2008 related to the March 2008 reorganization proposal and exploration of alternatives in respect of MID's investments in MEC, as well as the $12.5 million income tax recovery noted above. As the jurisdictions in which the Real Estate Business operates have different rates of taxation, income tax expense is influenced by the proportion of income earned in each particular country. This 4.5% reduction in the adjusted effective tax rate is primarily due to changes in the mix of taxable income earned in the various countries in which the Real Estate Business operates, as well as increased interest and other income from MEC, which is taxed in jurisdictions that have lower rates of taxation than the Real Estate Business' overall effective tax rate, as compared to the prior year period.

Net Income

Net income of $28.0 million for the third quarter of 2009 decreased from net income of $42.7 million in the same period of the prior year. The $14.6 million decrease in net income is due to increases of $9.4 million in income tax expense, $6.1 million in general and administrative expenses and $1.1 million in net interest expense, as well as a $0.3 million reduction in foreign exchange gains. These reductions to net income were partially offset by a $1.7 million increase in revenues, a $0.4 million reduction in depreciation and amortization and a $0.3 million gain recognized on the disposal of real estate.

Funds From Operations

	Three Months Ended September 30,
(in thousands, except per share information)	2009	2008	Change
Net income	$28,027	$42,662	(34%	)
Add back depreciation and amortization	10,583	10,956	(3%	)

Funds from operations	$38,610	$53,618	(28%	)

Basic and diluted funds from operations per share	$0.83	$1.15	(28%	)

Basic and diluted number of shares outstanding (thousands)	46,708	46,708

In conjunction with the Company's adoption of U.S. GAAP as its primary basis of financial reporting (see "ADOPTION OF UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES"), the Company has adopted the definition of FFO prescribed in the United States by the NAREIT effective January 1, 2009 on

18    MI Developments Inc.      2009

a retrospective basis. The Company previously determined FFO using the definition prescribed in Canada by REALpac. Under the definition of FFO prescribed by NAREIT, the impact of future income taxes and asset impairments are included in the calculation of FFO whereas such amounts are excluded in the definition of FFO prescribed by REALpac.

The $15.0 million decrease in FFO compared to the prior year period is due to reduced net income of $14.6 million and a reduction in depreciation and amortization of $0.4 million.

Annualized Lease Payments

Annualized lease payments, as at June 30, 2009	$170.7
Contractual rent adjustments	0.5
Vacancies of income-producing properties	(1.0)
Renewals and re-leasing of income-producing properties	(0.5)
Effect of changes in foreign currency exchange rates	6.9

Annualized lease payments, as at September 30, 2009	$176.6

Annualized lease payments represent the total annual rent of the Real Estate Business assuming the contractual lease payments as at the last day of the reporting period were in place for an entire year, with rents denominated in foreign currencies being converted to U.S. dollars based on exchange rates in effect at the last day of the reporting period (see "REAL ESTATE BUSINESS — Foreign Currencies").

On a sequential basis, annualized lease payments increased by $5.9 million, or 3% from $170.7 million at June 30, 2009 to $176.6 million at September 30, 2009. The weakening of the U.S. dollar against the foreign currencies in which the Real Estate Business operates (primarily the euro and the Canadian dollar) led to a $6.9 million increase in annualized lease payments and cumulative CPI-based contractual rent increases on properties representing 741 thousand square feet of leaseable area led to a $0.5 million increase in annualized lease payments. These increases to annualized lease payments were offset by a vacancy in the third quarter of 2009 upon the expiry of the lease agreement pertaining to 169 thousand square feet of leaseable area, which reduced annualized lease payments by $1.0 million, and the renewals at lower market rents than the expiring lease rates of two third-party leases in 2009, representing an aggregate of 267 thousand square feet of leaseable area, which reduced annualized lease payments by $0.5 million.

The annualized lease payments by currency at September 30, 2009 and June 30, 2009 were as follows:

	September 30, 2009		June 30, 2009
euro	$77.2	44%	$73.8	43%
Canadian dollar	54.8	31	52.2	31
U.S. dollar	43.0	24	43.0	25
Other	1.6	1	1.7	1

	$176.6	100%	$170.7	100%

RESULTS OF OPERATIONS — NINE MONTH PERIOD ENDED
SEPTEMBER 30, 2009

Rental revenues for the nine months ended September 30, 2009 decreased $11.5 million to $126.2 million from $137.7 million in the prior year period. The additional rent earned from contractual rent increases and completed projects on-stream was more than offset by the negative impact of vacancies, renewals and re-leasing and the effect of changes in foreign currency exchange rates.

MI Developments Inc.      2009    19

Rental Revenue

Rental revenue, nine months ended September 30, 2008	$137.7
Contractual rent increases	1.7
Completed projects on-stream	0.9
Vacancies of income-producing properties	(0.9)
Renewals and re-leasing of income-producing properties	(0.3)
Effect of changes in foreign currency exchange rates	(12.0)
Straight-line rent adjustment	(0.5)
Other	(0.4)

Rental revenue, nine months ended September 30, 2009	$126.2

The $1.7 million increase in revenue from contractual rent adjustments includes (i) $0.6 million from cumulative CPI-based increases implemented in 2008 and 2009 on properties representing 3.9 million square feet of leaseable area, (ii) $0.2 million from annual CPI-based increases implemented in 2009 on properties representing 6.3 million square feet of leaseable area and (iii) $0.9 million from fixed contractual adjustments on properties representing 3.7 million square feet of leaseable area.

The completion of seven Magna-related expansion projects and one third-party expansion project in 2008 added an aggregate of 154 thousand square feet of leaseable area and increased revenue by $0.7 million over the prior year period. The completion of five minor Magna-related projects and one third-party project in 2009 increased revenue by $0.2 million over the prior year period.

Four properties became vacant or partially vacant in 2008 and two properties became vacant in 2009 upon the expiry of the lease agreements pertaining to 697 thousand square feet of aggregate leaseable area, resulting in a $0.9 million reduction in revenues.

Renewals and re-leasing had a $0.3 million negative impact on revenues compared to the prior year period. The renewal of six Magna leases in 2008, at lower negotiated market rental rates than the expiring lease rates, relating to an aggregate of 900 thousand square feet of leaseable area, reduced revenues by $0.8 million. The decrease was offset by the termination of a lease with Magna in 2008 for 39 thousand square feet of leaseable area as a result of Magna's plant rationalization strategy (see "REAL ESTATE BUSINESS — Our Relationship with Magna — Pressures in the Automotive Industry and Magna Plant Rationalization Strategy"), which was subsequently re-leased to a third-party tenant for ten years resulting in $0.2 million of additional revenue.

The decrease in revenue was further offset by $0.3 million of rental revenue related to the lease to a third party of an 84 thousand square foot facility that had been previously classified as held for sale in Canada.

For the nine months ended September 30, 2009, approximately 72% of the Real Estate Business' rental revenues are denominated in currencies other than the U.S. dollar (primarily the euro and Canadian dollar). Foreign exchange had a $12.0 million negative impact on reported rental revenues, as the U.S. dollar strengthened compared to the prior year period against the foreign currencies (primarily the Canadian dollar and the euro) in which the Real Estate Business operates.

Interest and Other Income from MEC

Interest and other income from MEC, consisting of interest and fees earned in relation to loan facilities between the MID Lender and MEC and certain of its subsidiaries, increased by $12.9 million, from $26.9 million in the nine months ended September 30, 2008 to $39.8 million in the nine months ended September 30, 2009. The increase is primarily due to (i) $6.3 million of interest and fees earned under the MEC 2008 Loan, (ii) $2.6 million of interest and fees earned under the DIP Loan, (iii) a $2.5 million increase in interest and fees earned from the 2007 MEC Bridge Loan as a result of the increased level of borrowings and arrangement fees incurred, (iv) a $1.6 million increase in interest and arrangement fees recognized under the Gulfstream Park project financing, and (v) $2.1 million of accretion of the fair value adjustment recorded upon the deconsolidation of MEC (see "SIGNIFICANT MATTERS — MEC Chapter 11 Filing and Related Claims Against MID — Deconsolidation of MEC"). The increase in interest and other income from MEC was partially

20    MI Developments Inc.      2009

offset by a $2.4 million reduction to the carrying value of the MEC loan facilities at the Petition Date, reflecting the fact that certain of the MEC loan facilities bear interest at a fixed rate of 10.5% per annum, which is not considered to be reflective of the market rate of interest that would have been used had such facilities been established on the Petition Date. For further details of these loan facilities, see "LOANS RECEIVABLE FROM MEC". The Debtors' Chapter 11 process is anticipated to conclude during the first half of 2010, with the Debtors completing the sale of all or substantially all their assets through an auction process and using the proceeds to repay indebtedness, including indebtedness owed to the MID Lender. Once the Debtors' Chapter 11 process concludes, management does not expect the MID Lender to continue to receive interest and other income from MEC.

General and Administrative Expenses

General and administrative expenses increased by $11.5 million to $32.5 million for the nine months ended September 30, 2009 from $21.0 million in the prior year period. General and administrative expenses for the first nine months of 2009 include $13.8 million of advisory and other costs incurred in connection with the November 2008 Reorganization Proposal and evaluating MID's relationship with MEC, including MID's involvement in the Debtors' Chapter 11 process, including the Stalking Horse Bid and the DIP Loan (see "SIGNIFICANT MATTERS — MEC Chapter 11 Filing and Related Claims Against MID") and matters heard by the OSC (see "SIGNIFICANT MATTERS — Ontario Securities Commission Hearing"), whereas expenses for the prior year period include $5.8 million of advisory and other costs related to the March 2008 reorganization proposal and the exploration of alternatives in respect of MID's investments in MEC and a net $0.6 million recovery (primarily under the Company's insurance policy) of costs incurred in connection with the Greenlight litigation. In addition to this increase in advisory and other costs noted above, general and administrative expenses also increased primarily due to (i) increased compensation expense pertaining to the Company's Non-Employee Director Share-Based Compensation Plan resulting from a greater change in the Company's share price during the nine months ended September 30, 2009 as compared to the same period of the prior year, (ii) increased premiums experienced in 2009 in connection with the Company's D&O liability insurance and (iii) increased contributions to social and charitable causes in 2009, partially offset by reduced termination costs related to the departure of members of management.

Foreign Exchange Gains and Losses

The Real Estate Business recognized net foreign exchange gains of $0.1 million for the nine months ended September 30, 2009 compared to net foreign exchange losses of $0.2 million in the prior year period. The drivers of such net gains are primarily (i) the re-measurement of certain net current and future tax balances of an MID subsidiary that has a functional currency other than that in which income taxes are required to be paid and (ii) the re-measurement of U.S. dollar denominated net liabilities held within MID's corporate entity, which has a Canadian functional currency.

Depreciation and Amortization Expense

Depreciation and amortization expense decreased 9% to $30.5 million in the nine months ended September 30, 2009 from $33.4 million in the prior year period, primarily due to the impact of foreign exchange (see "REAL ESTATE BUSINESS — Foreign Currencies").

Interest Expense, Net

Net interest expense was $9.8 million in the nine months ended September 30, 2009 ($10.2 million of interest expense less $0.4 million of interest income) compared to $7.9 million in the prior year period ($11.9 million of interest expense less $4.0 million of interest income). The increased net interest expense is primarily due to a reduction of $3.6 million in interest income from the prior year period as a result of the Real Estate Business having less cash available for short-term investment and a general reduction in the interest rates available on short-term investments, partially offset by a $1.7 million reduction in interest expense due to foreign exchange as the Company's Debentures are denominated in Canadian dollars.

MI Developments Inc.      2009    21

Write-down of Long-Lived Assets and Gain on Disposal of Real Estate

The Real Estate Business recorded a $0.5 million write-down of long-lived assets in the nine months ended September 30, 2008 in conjunction with the reclassification of an income-producing property into "properties held for sale" in the second quarter of 2008. The estimated net realizable value of the property was $0.5 million. In the third quarter of 2009, the Company completed the sale of this land and vacant building in the United States for cash consideration of $0.8 million and realized a gain of $0.3 million.

Other Gains, Net

The Real Estate Business' "other gains, net" for the nine months ended September 30, 2008 of $3.9 million represents a gain recognized in the first quarter of 2008 resulting from a payment received from Magna as a result of the early termination of a lease.

Income Taxes

The Real Estate Business' income tax expense for the nine months ended September 30, 2009 was $8.6 million, representing an effective tax rate of 9.2%, compared to an income tax expense of $5.8 million for the nine months ended September 30, 2008. The income tax expense in the prior year period included a $12.5 million recovery recognized as a result of revisions to estimates of certain tax exposures and the ability to benefit from certain income tax loss carry forwards previously not recognized, both driven by the results of tax audits in certain tax jurisdictions. Excluding the tax impact of $13.8 million of advisory and other costs incurred in the first nine months of 2009 in connection with the November 2008 Reorganization Proposal and evaluating MID's relationship with MEC, including MID's involvement in the Debtors' Chapter 11 process and matters heard by the OSC, the Real Estate Business' effective tax rate was 12.3% in the first nine months of 2009. This compares to the Real Estate Business' effective tax rate of 17.8% in the nine months ended September 30, 2008 when adjusted for the tax impact of the $5.8 million of advisory and other costs incurred in the first nine months of 2008 in connection with the March 2008 reorganization proposal and exploration of alternatives in respect of MID's investments in MEC and the net $0.6 million recovery of costs incurred in connection with the Greenlight litigation, as well as the $12.5 million income tax recovery recorded in the third quarter of 2008 as noted above. As the jurisdictions in which the Real Estate Business operates have different rates of taxation, income tax expense is influenced by the proportion of income earned in each particular country. This 5.5% reduction in the adjusted effective tax rate is primarily due to changes in the mix of taxable income earned in the various countries in which the Real Estate Business operates, as well as increased interest and other income from MEC, which is taxed in jurisdictions that have lower rates of taxation than the Real Estate Business' overall effective tax rate, as compared to the prior year period.

Net Income

Net income of $84.5 million for the nine months ended September 30, 2009 decreased by $15.3 million from net income of $99.8 million in the prior year period. The decrease is due to increases of $11.4 million in general and administrative expenses, $2.8 million in income tax expense and $2.0 million in net interest expense, the $3.9 million of other gains in the prior year period and the $0.5 million adjustment to the carrying values of the MEC loan facilities on deconsolidation of MEC (see "SIGNIFICANT MATTERS — MEC Chapter 11 Filing and Related Claims Against MID — Deconsolidation of MEC"). These reductions to net income were partially offset by a $1.3 million increase in revenues, reductions of $2.9 million in depreciation and amortization and $0.4 million in foreign exchange losses, as well as the $0.5 million write-down of long-lived assets recorded in the prior year period and the $0.3 million gain recognized on the disposal of real estate in the current year period.

22    MI Developments Inc.      2009

Funds From Operations

	Nine Months Ended September 30,
(in thousands, except per share information)	2009	2008	Change
Net income	$84,517	$99,800	(15%	)
Add back depreciation and amortization	30,479	33,359	(9%	)

Funds from operations	$114,996	$133,159	(14%	)

Basic and diluted funds from operations per share	$2.46	$2.85	(14%	)

Basic and diluted number of shares outstanding (thousands)	46,708	46,708

In conjunction with the Company's adoption of U.S. GAAP as its primary basis of financial reporting (see "ADOPTION OF UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES"), the Company has adopted the definition of FFO prescribed in the United States by the NAREIT effective January 1, 2009 on a retrospective basis. The Company previously determined FFO using the definition prescribed in Canada by REALpac. Under the definition of FFO prescribed by NAREIT, the impact of future income taxes and asset impairments are included in the calculation of FFO whereas such amounts are excluded in the definition of FFO prescribed by REALpac.

The $18.2 million decrease in FFO compared to the prior year period is due to reduced net income of $15.3 million and a reduction in depreciation and amortization of $2.9 million.

Annualized Lease Payments

Annualized lease payments, as at December 31, 2008	$167.7
Contractual rent adjustments	0.9
Completed projects on-stream	0.2
Vacancies of income-producing properties	(1.3)
Renewals and re-leasing of income-producing properties	(0.5)
Effect of changes in foreign currency exchange rates	9.5
Other	0.1

Annualized lease payments, as at September 30, 2009	$176.6

On a year-to-date basis, annualized lease payments increased by $8.9 million, or 5%, from $167.7 million at December 31, 2008 to $176.6 million at September 30, 2009. The weakening of the U.S. dollar against the foreign currencies in which the Real Estate Business operates (primarily the euro and the Canadian dollar) led to a $9.5 million increase in annualized lease payments. In addition, contractual rent adjustments increased annualized lease payments by $0.9 million, including $0.8 million from CPI-based increases on properties representing 7.5 million square feet of leaseable area, and $0.1 million from fixed contractual adjustments on a property representing 519 thousand square feet of leaseable area. Completed projects, primarily roof and asphalt replacements, which came on-stream during the second quarter of 2009, also increased annualized lease payments by $0.2 million. Partially offsetting the positive contributions noted above was a $1.3 million reduction in annualized lease payments resulting from the vacancy of a 58 thousand square foot facility by a third party tenant at the end of the first quarter of 2009 and the vacancy of a 169 thousand square foot facility by a Magna tenant at the end of the second quarter of 2009, and a $0.5 million reduction in annualized lease payments resulting from the renewal at lower rental rates of two leases in 2009 related to third-party tenants, representing an aggregate of 267 thousand square feet of leaseable area, and of a lease with a Magna tenant, representing 114 thousand square feet of leaseable area.

MI Developments Inc.      2009    23

The annualized lease payments by currency at September 30, 2009 and December 31, 2008 were as follows:

	September 30, 2009		December 31, 2008
euro	$77.2	44%	$73.4	44%
Canadian dollar	54.8	31	49.8	30
U.S. dollar	43.0	24	42.9	25
Other	1.6	1	1.6	1

	$176.6	100%	$167.7	100%

CASH FLOWS

The Real Estate Business' cash position improved by $5.3 million at September 30, 2009 compared to December 31, 2008. However, cash generated in the nine months ended September 30, 2009 is $40.1 million lower than the prior year period. As outlined below, the reduction in cash flow is primarily due to lower net income, accrued interest on the MEC loans and increased lending to MEC offset by lower capital spending and a positive foreign currency impact.

Operating Activities

The Real Estate Business generated cash flow from operations before changes in non-cash balances of $84.8 million in the first nine months of 2009 compared to $131.3 million in the first nine months of 2008. The reduction is due to a $15.3 million decrease in net income and a $31.2 million decrease in the net loss from non-cash items (see note 17 to the unaudited interim consolidated financial statements), primarily related to the accrual of interest on the MID Lender's pre-petition loans to MEC during the Debtors' Chapter 11 process.

Changes in non-cash balances was a use of cash of $2.3 million in the first nine months of 2009 compared to $0.7 million in the first nine months of 2008 (see note 17 to the unaudited interim consolidated financial statements).

Investing Activities

During the first nine months of 2009, the Real Estate Business, through the MID Lender, advanced $87.5 million to MEC and certain of its subsidiaries under the 2008 MEC Loan and the DIP Loan (see "LOANS RECEIVABLE FROM MEC"). The Real Estate Business also spent $5.8 million on real estate property expenditures and $0.9 million on other asset additions. These cash outflows were partially offset by $30.9 million of repayments under the 2008 MEC Loan and the MEC Project Financing Facilities and $0.7 million of net proceeds on the sale of a real estate property in the third quarter of 2009.

Financing Activities

During the first nine months of 2009, the Real Estate Business paid dividends of $21.0 million ($7.0 million in the third quarter) and repaid $3.3 million of long-term debt, primarily representing the full repayment at maturity of one of the two mortgages on the Real Estate Business' income-producing properties.

Effect of Exchange Rate Changes

During the first nine months of 2009, the weakening of the U.S. dollar against the foreign currencies in which the Real Estate Business operates (mainly the euro and Canadian dollar) resulted in a positive impact of $5.1 million to cash flows.

REAL ESTATE ASSETS

The Real Estate Business' real estate assets are comprised of income-producing properties, properties under development, properties held for development and properties held for sale.

24    MI Developments Inc.      2009

The net book values of the Real Estate Business' real estate assets are as follows:

	September 30, 2009	December 31, 2008
Income-producing real estate properties	$1,224.9	$1,186.9
Properties held for development	167.3	209.2
Properties under development	2.3	1.2
Properties held for sale	—	0.5

Real estate properties, net	$1,394.5	$1,397.8

Income-Producing Properties

At September 30, 2009, the Real Estate Business had 105 income-producing properties, representing 27.3 million square feet of rentable space. The income-producing properties are comprised predominantly of industrial plants strategically located and used by Magna primarily to provide automotive parts and modules to the world's manufacturers of cars and light trucks for their assembly plants throughout North America and Europe. The portfolio also includes several office buildings that comprise 3% of the total square footage of income-producing properties, including the head offices of Magna in Canada and Austria.

The book value of the income-producing portfolio by country as at September 30, 2009 was as follows:

	Book Value	Percent of Total
Canada	$399.4	33%
Austria	366.0	30
U.S.	230.1	19
Germany	125.8	10
Mexico	70.2	6
Other countries	33.4	2

	$1,224.9	100%

Properties Held for Development

Properties held for development consist of (i) lands held for future industrial expansion, (ii) lands that were originally banked for industrial use but for which the current industrial use is not the highest and best use and (iii) development lands acquired previously from MEC in 2007 and for which the Real Estate Business is seeking planning and zoning changes in order to develop mixed-use and residential projects. The Real Estate Business had approximately 1,400 acres of land held for development at September 30, 2009 and December 31, 2008, including approximately 900 acres in the U.S., 300 acres in Canada, 100 acres in Mexico and 100 acres in Europe. Properties held for development are intended to be rezoned, developed and/or redeveloped over the medium- or long-term for the Company's account or with joint venture partners.

During 2007, MID acquired all of MEC's interests and rights in four real estate properties to be held for future development: a 34-acre parcel in Aurora, Ontario; a 64-acre parcel of excess land adjacent to MEC's racetrack at Laurel Park in Howard County, Maryland; a 157-acre parcel (together with certain development rights) in Palm Beach County, Florida adjacent to MEC's Palm Meadows Training Center; and a 205-acre parcel of land located in Bonsall, California. Prior to the Petition Date (see "SIGNIFICANT MATTERS — MEC Chapter 11 Filing and Related Claims Against MID"), the Real Estate Business had recorded the cost of the lands acquired from MEC at the exchange amount of the consideration paid (including transaction costs) and the excess of such exchange amount over MEC's carrying values of such properties was eliminated in determining the consolidated carrying values of such properties. Subsequent to the Petition Date, such excess amount of $50.5 million has been netted against the Real Estate Business' carrying values of such properties.

MI Developments Inc.      2009    25

MID currently intends to develop the Aurora, Palm Beach County and Bonsall properties for residential and commercial uses and the Howard County property for mixed-use, including office, retail and residential. Approvals are well-advanced for a 288 unit residential development in Palm Beach County, Florida. Significant progress has also been made in the mixed use rezoning of the Howard County lands in Maryland and MID intends to request preliminary site plan approval before the end of 2009. The property in Bonsall, California currently houses the San Luis Rey Downs Thoroughbred Training Facility operated by MEC. MID has agreed to lease the property to MEC on a triple-net basis for nominal rent while MID pursues the necessary development entitlements and other approvals. The lease terminates on June 6, 2010, subject to early termination by either party on four months written notice. The San Diego County general plan covering the Bonsall lands is expected to accommodate MID's residential development plans.

Properties Under Development

At September 30, 2009, the Real Estate Business had two minor projects under development in Canada. The total anticipated cost of these projects is approximately $4.0 million, of which $2.3 million had been incurred at September 30, 2009.

Properties Held For Sale

At December 31, 2008, the Real Estate Business had one property held for sale, which consisted of land and a vacant building with a carrying value of $0.5 million. In the third quarter of 2009, the Company completed the sale of this property for cash consideration of $0.8 million and realized a gain on disposal of $0.3 million.

LOANS RECEIVABLE FROM MEC

2007 MEC Bridge Loan

On September 13, 2007, MID announced that the MID Lender had agreed to provide MEC with a bridge loan of up to $80.0 million (subsequently increased to $125.0 million as discussed below) through a non-revolving facility (the "2007 MEC Bridge Loan"). The 2007 MEC Bridge Loan was intended to provide short-term funding to MEC as it sought to implement a debt elimination plan (the "MEC Debt Elimination Plan").

The 2007 MEC Bridge Loan is secured by certain assets of MEC, including first ranking security over the Dixon and Thistledown lands, second ranking security over Golden Gate Fields and third ranking security over Santa Anita Park. In addition, the 2007 MEC Bridge Loan is guaranteed by certain MEC subsidiaries and MEC has pledged the shares and all other interests MEC has in each of the guarantor subsidiaries (or provided negative pledges where a pledge was not possible due to regulatory constraints or due to a pledge to an existing third-party lender).

The 2007 MEC Bridge Loan initially had a maturity date of May 31, 2008 and bore interest at a rate per annum equal to LIBOR plus 10.0% prior to December 31, 2007, at which time the interest rate on outstanding and subsequent advances was increased to LIBOR plus 11.0%. On February 29, 2008, the interest rate on outstanding and subsequent advances under the 2007 MEC Bridge Loan was increased by a further 1.0% (set at 12.2% at September 30, 2009 and 12.5% at December 31, 2008).

During the year ended December 31, 2008, the maximum commitment under the 2007 MEC Bridge Loan was increased from $80.0 million to $125.0 million, MEC was given the ability to re-borrow $26.0 million that had been previously repaid during the year ended December 31, 2008 from proceeds of asset sales and MEC was permitted to use up to $3.0 million to fund costs associated with the November 2008 gaming referendum in Maryland. In addition, the maturity date of the 2007 MEC Bridge Loan was extended from May 31, 2008 to March 31, 2009. However, as a result of the November 2008 Reorganization Proposal not proceeding (see "SIGNIFICANT MATTERS — Termination of November 2008 Reorganization Proposal"), the maturity date was accelerated to March 20, 2009. As a result of MEC's Chapter 11 filing on March 5, 2009 (see "SIGNIFICANT MATTERS — MEC Chapter 11 Filing and Related Claims Against MID"), the 2007 MEC Bridge Loan was not repaid when due.

On the date MEC filed for Chapter 11 protection, the balance outstanding under the 2007 MEC Bridge Loan was $125.6 million. At September 30, 2009, $135.0 million was outstanding under the fully drawn 2007 MEC

26    MI Developments Inc.      2009

Bridge Loan. Interest on the 2007 MEC Bridge Loan accrues during the Debtors' Chapter 11 process rather than being paid currently in cash.

MEC Project Financings

The MID Lender has made available separate project financing facilities to Gulfstream Park Racing Association, Inc. ("GPRA") and Remington Park, Inc., the wholly-owned subsidiaries of MEC that own and/or operate Gulfstream Park and Remington Park, respectively, in the amounts of $162.3 million and $34.2 million, respectively, plus costs and capitalized interest in each case as discussed below (together, the "MEC Project Financing Facilities"). The MEC Project Financing Facilities were established with a term of 10 years (except as described below for the two slot machine tranches of the Gulfstream Park project financing facility) from the relevant completion dates for the construction projects at Gulfstream Park and Remington Park, which occurred in February 2006 and November 2005, respectively.

The Remington Park project financing and the Gulfstream Park project financing contain cross-guarantee, cross-default and cross-collateralization provisions. The Remington Park project financing is secured by all assets of the borrower (including first ranking security over the Remington Park leasehold interest), excluding licences and permits, and is guaranteed by the MEC subsidiaries that own Gulfstream Park and the Palm Meadows Training Center. The security package also includes second ranking security over the lands owned by Gulfstream Park and second ranking security over the Palm Meadows Training Center and the shares of the owner of the Palm Meadows Training Center (in each case, behind security granted for the Gulfstream Park project financing). In addition, the borrower has agreed not to pledge any licences or permits held by it and MEC has agreed not to pledge the shares of the borrower or the owner of Gulfstream Park. The Gulfstream Park project financing is guaranteed by MEC's subsidiaries that own and operate the Palm Meadows Training Center and Remington Park and is secured principally by security over the lands (or, in the case of Remington Park, over the leasehold interest) forming part of the operations at Gulfstream Park, the Palm Meadows Training Center and Remington Park and over all other assets of Gulfstream Park, the Palm Meadows Training Center and Remington Park, excluding licences and permits (which cannot be subject to security under applicable legislation).

In July 2006 and December 2006, the Gulfstream Park project financing facility was amended to increase the amount available from $115.0 million (plus costs and capitalized interest) by adding new tranches of up to $25.8 million (plus costs and capitalized interest) and $21.5 million (plus costs and capitalized interest), respectively. Both tranches were established to fund MEC's design and construction of slot machine facilities located in the existing Gulfstream Park clubhouse building, as well as related capital expenditures and start-up costs, including the acquisition and installation of slot machines. The new tranches of the Gulfstream Park project financing facility both were established with a maturity date of December 31, 2011. Interest under the December 2006 tranche was capitalized until May 1, 2007, at which time monthly blended payments of principal and interest became payable to the MID Lender based on a 25-year amortization period commencing on such date. The July 2006 and December 2006 amendments did not affect the fact that the Gulfstream Park project financing facility continues to be cross-guaranteed, cross-defaulted and cross-collateralized with the Remington Park project financing facility.

In September 2007, the terms of the Gulfstream Park project financing facility were amended such that: (i) MEC was added as a guarantor under that facility; (ii) the borrower and all of the guarantors agreed to use commercially reasonable efforts to implement the MEC Debt Elimination Plan, including the sale of specific assets by the time periods listed in the MEC Debt Elimination Plan; and (iii) the borrower became obligated to repay at least $100.0 million under the Gulfstream Park project financing facility on or prior to May 31, 2008.

During the year ended December 31, 2008, the deadline for repayment of at least $100.0 million under the Gulfstream Park project financing facility was extended from May 31, 2008 to March 31, 2009. However, as a result of the November 2008 Reorganization Proposal not proceeding (see "SIGNIFICANT MATTERS — Termination of November 2008 Reorganization Proposal"), such maturity date was accelerated to March 20, 2009. As a result of the Debtors' Chapter 11 filing on March 5, 2009 (see "SIGNIFICANT MATTERS — MEC Chapter 11 Filing and Related Claims Against MID"), the repayment of at least $100.0 million under the Gulfstream Park project financing facility was not made when due.

MI Developments Inc.      2009    27

Amounts outstanding under each of the MEC Project Financing Facilities bear interest at a fixed rate of 10.5% per annum, compounded semi-annually and require repayment in monthly blended payments of principal and interest based on a 25-year amortization period.

On the date MEC filed for Chapter 11 protection, the balances outstanding under the Gulfstream Park project financing facility and the Remington Park project financing facility were $170.8 million and $22.8 million, respectively. At September 30, 2009, there were balances of $180.9 million and $24.1 million (net of $261 thousand and $35 thousand, respectively, of carrying value adjustments upon deconsolidation of MEC) due under the Gulfstream Park project financing facility and the Remington Park project financing facility, respectively. During the Debtors' Chapter 11 process, monthly principal and interest payments, as well as the quarterly excess cash flow sweeps, under the MEC Project Financing Facilities are stayed and interest accrues rather than being paid currently in cash.

2008 MEC Loan

On November 26, 2008, concurrent with the announcement of the November 2008 Reorganization Proposal (see "SIGNIFICANT MATTERS — Termination of November 2008 Reorganization Proposal"), MID announced that the MID Lender had agreed to provide MEC with the 2008 MEC Loan of up to a maximum commitment, subject to certain conditions being met, of $125.0 million (plus costs and fees). The 2008 MEC Loan bears interest at the rate of LIBOR plus 12.0%, is guaranteed by certain subsidiaries of MEC and is secured by substantially all the assets of MEC (subject to prior encumbrances). The 2008 MEC Loan has been made available through two tranches of a non-revolving facility.

(a)
Tranche 1

  Tranche 1 in the amount of up to $50.0 million (plus costs and fees) was made available to MEC solely to fund (i) operations, (ii) payments of principal or interest and other costs under the 2008 MEC Loan and under other loans provided by the MID Lender to MEC, (iii) mandatory payments of interest in connection with other of MEC's existing debt, (iv) maintenance capital expenditures and (v) capital expenditures required pursuant to the terms of certain of MEC's joint venture arrangements with third parties.

  Tranche 1 had an initial maturity date of March 31, 2009 but as a result of the November 2008 Reorganization Proposal not proceeding, such maturity date was accelerated to March 20, 2009. As a result of the Debtors' Chapter 11 filing on March 5, 2009 (see "SIGNIFICANT MATTERS — MEC Chapter 11 Filing and Related Claims Against MID"), Tranche 1 of the 2008 MEC Loan was not repaid when due.

(b)
Tranche 2

  Tranche 2 in the amount of up to $75.0 million (plus costs and fees) was to be used by MEC solely to fund (i) up to $45.0 million (plus costs and fees) in connection with the application by MEC's subsidiary Laurel Park for a Maryland slots licence and related matters and (ii) up to $30.0 million (plus costs and fees) in connection with the construction of the temporary slots facility at Laurel Park, following receipt of the Maryland slots licence. In addition to being secured by substantially all the assets of MEC, Tranche 2 of the 2008 MEC Loan was also to be guaranteed by the MJC group of companies and secured by all of such companies' assets.

  In February 2009, MEC's subsidiary, Laurel Park, submitted an application for a Maryland video lottery terminal licence (the "MEC VLT Application") and drew $28.5 million under Tranche 2 of the 2008 MEC Loan in order to place the initial licence fee in escrow pending resolution of certain issues associated with the application. Subsequently, MEC was informed by the Maryland VLT Facility Location Commission that the MEC VLT Application was not accepted for consideration as it had been submitted without payment of the initial licence fee of $28.5 million. Accordingly, MEC repaid $28.5 million to the MID Lender under Tranche 2 of the 2008 MEC Loan.

  In connection with the February 2009 advance under Tranche 2 of the 2008 MEC Loan, the MID Lender charged an arrangement fee of $0.6 million, such amount being capitalized to the outstanding balance of Tranche 2 of the 2008 MEC Loan. The MID Lender was also entitled to a commitment fee equal to 1% per

28    MI Developments Inc.      2009

  annum of the undrawn amount made available under Tranche 2 of the 2008 MEC Loan. All fees, expenses and closing costs incurred by the MID Lender in connection with Tranche 2 are capitalized to the outstanding balance of Tranche 2 under the 2008 MEC Loan.

  The initial maturity date of Tranche 2 was December 31, 2011, which, as a result of the MEC VLT Application not being accepted for consideration, was accelerated in accordance with the terms of the loan to May 13, 2009. As a result of the Debtors' Chapter 11 filing on March 5, 2009 (see "SIGNIFICANT MATTERS — MEC Chapter 11 Filing and Related Claims Against MID"), there is an automatic stay of any action to collect, assert, or recover on the 2008 MEC Loan.

On the date MEC filed for Chapter 11 protection, the balance outstanding under the 2008 MEC Loan was $52.5 million. At September 30, 2009, $56.7 million was due under the 2008 MEC Loan. Interest and fees on the 2008 MEC Loan accrue during the Debtors' Chapter 11 process rather than being paid currently in cash.

DIP Loan

In connection with the Debtors' Chapter 11 filing (see "SIGNIFICANT MATTERS — MEC Chapter 11 Filing and Related Claims Against MID"), the MID Lender originally agreed to provide a six-month secured non-revolving DIP Loan to MEC in the amount of up to $62.5 million. The DIP Loan initial tranche of up to $13.4 million was made available to MEC on March 6, 2009 pursuant to approval of the Court and an interim order was subsequently entered by the Court on March 13, 2009.

On April 3, 2009, MEC requested an adjournment until April 20, 2009 for the Court to consider the motion for a final order relating to the DIP Loan. The Court granted the request and authorized an additional $2.5 million being made available to MEC under the DIP Loan pending the April 20, 2009 hearing.

On April 20, 2009, the DIP Loan was amended to, among other things, (i) extend the maturity from September 6, 2009 to November 6, 2009 in order to allow for a longer marketing period in connection with MEC's asset sales and (ii) reduce the principal amount available from $62.5 million to $38.4 million, with the reduction attributable to the fact that interest on the pre-petition loan facilities between MEC and the MID Lender will accrue during the Chapter 11 process rather than being paid currently in cash. The final terms of the DIP Loan were presented to the Court on April 20, 2009 and the Court entered a final order authorizing the DIP Loan on the amended terms on April 22, 2009.

Under the terms of the DIP Loan, MEC is required to pay an arrangement fee of 3% under the DIP Loan (on each tranche as it is made available) and advances bear interest at a rate per annum equal to LIBOR plus 12.0% (set at 12.2% at September 30, 2009). MEC is also required to pay a commitment fee equal to 1% per annum on all undrawn amounts.

The DIP Loan is secured by liens on substantially all assets of MEC and its subsidiaries (subject to prior ranking liens of third parties), as well as a pledge of capital stock of certain guarantors. Under the DIP Loan, MEC may request funds to be advanced on a monthly basis and such funds must be used in accordance with an approved budget. The terms of the DIP Loan contemplate that MEC will sell all or substantially all its assets through an auction process and use the proceeds from the asset sales to repay its creditors, including the MID Lender.

At September 30, 2009, $32.3 million (net of $0.2 million of unamortized deferred arrangement fees) was due under the DIP Loan.

On October 28, 2009, the Court entered a final order authorizing amendments to the DIP Loan, which among other things, increases the principal amount available thereunder by $26.0 million to up to $64.4 million and extends the maturity date to April 30, 2010. Under the amended DIP Loan, MEC must use its best efforts to market and sell all its assets, including seeking stalking horse bidders, conducting auctions and obtaining sales orders from the Court. If certain assets sale milestones are not satisfied, there will be an event of default and/or additional arrangement fees will be payable by MEC. The other fees and the interest rate payable by MEC to the MID Lender under the amended DIP Loan are unchanged. All advances under the amended DIP Loan must be made in accordance with an approved budget.

MI Developments Inc.      2009    29

Subsequent to the consolidated balance sheet date, an additional $7.5 million was advanced and $7.6 million was repaid under the DIP Loan, such that as of November 10, 2009, the amount available under the DIP Loan to be borrowed by MEC was $24.5 million.

The provision of the MEC Project Financing Facilities, 2007 MEC Bridge Loan, 2008 MEC Loan and DIP Loan, as well as all changes thereto, were reviewed and considered by a Special Committee comprised of independent directors of MID. After considering the recommendations of the Special Committee and its own review and consideration of the MEC Project Financing Facilities, 2007 MEC Bridge Loan, 2008 MEC Loan and DIP Loan, as well as all changes thereto, the Board (excluding Messrs. Frank Stronach and Dennis Mills, who (at the applicable times) did not vote because of their relationships with MEC) unanimously approved the transactions.

LIQUIDITY AND CAPITAL RESOURCES

The Real Estate Business has an unsecured senior revolving credit facility in the amount of $50.0 million that is available by way of U.S. or Canadian dollar loans or letters of credit (the "MID Credit Facility"). In January 2009, the maturity date of the MID Credit Facility was extended from January 21, 2009 to December 18, 2009, unless further extended with the consent of both parties. Interest on drawn amounts is calculated based on an applicable margin determined by the Real Estate Business' ratio of funded debt to earnings before interest, income tax expense, depreciation and amortization. The Real Estate Business is subject to the lowest applicable margin available, with drawn amounts incurring interest at LIBOR or bankers' acceptance rates, in each case plus 2.75%, or the U.S. base or Canadian prime rate, in each case plus 1.75%. The MID Credit Facility contains negative and affirmative financial and operating covenants. At September 30, 2009 and December 31, 2008, the Company had no borrowings under the MID Credit Facility, but had issued letters of credit totalling $0.2 million.

The Company's outstanding long-term debt at September 30, 2009 consists of $242.0 million of the Debentures (due in December 2016) and a mortgage payable in the amount of $2.3 million (due in January 2011).

At September 30, 2009, the Company's debt to total capitalization ratio was 13%. Management believes that the Company's cash resources, cash flow from operations and available third-party borrowings will be sufficient to finance its operations and capital expenditures program during the next year. Additional acquisition and development activity will depend on the availability of suitable investment opportunities and related financing.

The Real Estate Business generated cash flows from operations of $87.0 million in the first nine months of 2009 and at September 30, 2009 had cash and cash equivalents of $127.7 million and shareholders' equity of $1.7 billion. At September 30, 2009, the Real Estate Business was in compliance with all of its debt agreements and related covenants.

COMMITMENTS, CONTRACTUAL OBLIGATIONS, CONTINGENCIES AND OFF-BALANCE SHEET ARRANGEMENTS

Information on the Company's commitments, contractual obligations, contingencies and off-balance sheet arrangements is detailed in the annual financial statements and MD&A for the year ended December 31, 2008. On a quarterly basis, the Company updates that disclosure for any material changes outside the normal course of business. For further details of the Company's commitments, contractual obligations, contingencies and off-balance sheet arrangements, other than as discussed in this MD&A, refer to notes 10, 19 and 20 to the unaudited interim consolidated financial statements.

RELATED PARTY TRANSACTIONS

Information about the Company's ongoing related party transactions is detailed in the annual financial statements and MD&A for the year ended December 31, 2008. On a quarterly basis, the Company updates that disclosure for any material changes outside the normal course of business. For further details of the

30    MI Developments Inc.      2009

Company's transactions with related parties, other than as discussed in this MD&A, refer to note 19 to the unaudited interim consolidated financial statements.

OUTSTANDING SHARES

As at the date of this MD&A, the Company had 46,160,564 Class A Subordinate Voting Shares and 547,413 Class B Shares outstanding.

DIVIDENDS

In March 2009, May 2009 and August 2009, the Company declared a quarterly dividend with respect to the three months ended December 31, 2008, March 31, 2009 and June 30, 2009, respectively. The quarterly dividends of $0.15 per Class A Subordinate Voting Share and Class B Share were paid on or about April 15, 2009, June 15, 2009 and September 15, 2009 to shareholders of record at the close of business on March 31, 2009, May 29, 2009 and August 28, 2009, respectively.

In respect of the three months ended September 30, 2009, the Board of Directors of the Company has declared a dividend of $0.15 per Class A Subordinate Voting Share and Class B Share, which will be paid on or about December 15, 2009 to shareholders of record at the close of business on November 27, 2009.

NEW ACCOUNTING PRONOUNCEMENTS AND DEVELOPMENTS

Information on new accounting pronouncements and developments is detailed in the annual financial statements and MD&A for the year ended December 31, 2008. On a quarterly basis, the Company updates that disclosure for any material changes. In addition to the Company's adoption of U.S. GAAP on January 1, 2009 (see "ADOPTION OF UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES"), the Company adopted a number of new accounting standards under U.S. GAAP. For details of accounting standards adopted by the Company that did not impact the Company's financial statements, refer to note 2(e) to the unaudited interim consolidated financial statements. The accounting standards adopted that impacted the Company's financial statements are as follows:

Noncontrolling Interests

In December 2007, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards No. 160, "Noncontrolling Interests" ("SFAS 160"), which is effective for fiscal years commencing after December 15, 2008 and clarifies the classification of noncontrolling interests (previously referred to as "minority interests") in consolidated balance sheets and the accounting for and reporting of transactions between the reporting entity and holders of such noncontrolling interests. The most significant changes under the new rules are as follows:

•
Noncontrolling interests are to be reported as an element of consolidated equity.

•
Net income and comprehensive income will encompass the total of such amounts of all consolidated subsidiaries and there will be separate disclosure on the face of the consolidated statements of income (loss) and statements of comprehensive income (loss) of the attribution of such amounts between the controlling and noncontrolling interests.

•
Increases and decreases in the noncontrolling ownership interest amount will be accounted for as equity transactions rather than those differences being accounted for using step acquisition and sale accounting, respectively. If an issuance of noncontrolling interests causes the controlling interest to lose control and deconsolidate a subsidiary, that transaction will be accounted for using full gain or loss recognition.

In accordance with the transition rules of SFAS 160, the Company has adopted SFAS 160 effective January 1, 2009 on a prospective basis, except that the presentation and disclosure requirements are to be applied retrospectively for all periods presented. As a result of the adoption, the Company has reported its noncontrolling interest in MEC as a component of equity in the consolidated balance sheets and the net income (loss) attributable to the noncontrolling interest in MEC has been separately identified in the

MI Developments Inc.      2009    31

statements of income (loss). Under the Codification of U.S. GAAP, SFAS 160 is now codified under Topic 810, "Consolidation".

Derivative Instruments and Hedging Activities

In March 2008, the FASB issued Statement of Financial Accounting Standards No. 161, "Disclosures about Derivative Instruments and Hedging Activities — an amendment of FASB Statement No. 133" ("SFAS 161"). SFAS 161 requires enhanced disclosures about (a) how and why an entity uses derivative instruments, (b) how derivative instruments and related hedged items are accounted for and (c) how derivative instruments and related hedged items affect an entity's financial position, financial performance and cash flows. SFAS 161 is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008. SFAS 161 does not require comparative disclosures for earlier periods at initial adoption.

The Company has adopted SFAS 161 effective January 1, 2009 on a prospective basis. Disclosures regarding the Company's use of, and accounting for, derivative financial instruments were previously made in notes 1 and 21 to the annual consolidated financial statements for the year ended December 31, 2008 and do not differ materially at September 30, 2009, except for the disclosures required by SFAS 161 in note 18 to the unaudited interim consolidated financial statements. Other than these incremental disclosures, the adoption of SFAS 161 did not have any impact on the Company's unaudited interim consolidated financial statements. Under the Codification of U.S. GAAP, SFAS 161 is now codified under Topic 815, "Derivatives and Hedging".

Subsequent Events

In May 2009, the FASB issued Statement of Financial Accounting Standards No. 165, "Subsequent Events" ("SFAS 165"), which establishes general accounting standards of accounting for and disclosure of subsequent events that occur after the balance sheet date but before the financial statements are issued or available to be issued. SFAS 165 is effective for annual and interim periods ending after June 15, 2009 and is to be applied prospectively. The Company has evaluated subsequent events through the issuance of the unaudited interim consolidated financial statements on November 10, 2009. Under the Codification of U.S. GAAP, SFAS 165 is now codified under Topic 855, "Subsequent Events".

32    MI Developments Inc.      2009

SUPPLEMENTARY CONSOLIDATED QUARTERLY FINANCIAL DATA (UNAUDITED)
(in thousands, except per share information)

	Q4'07	Q1'08	Q2'08	Q3'08	Q4'08	Q1'09	Q2'09	Q3'09
Revenue:
Real Estate Business	$51,391	$54,035	$55,299	$55,312	$54,495	$53,819	$55,161	$57,012
MEC(2),(3)	114,394	229,485	166,281	81,577	114,655	152,935	—	—
Eliminations(1)	(7,203)	(8,108)	(8,643)	(10,163)	(13,652)	(9,636)	—	—

	$158,582	$275,412	$212,937	$126,726	$155,498	$197,118	$55,161	$57,012

Income (loss) from continuing operations attributable to MID:
Real Estate Business(4)	$30,267	$30,888	$26,250	$42,662	$32,372	$25,161	$31,329	$28,027
MEC(3),(5),(6)	(23,890)	(6,995)	(12,794)	(27,112)	(77,974)	(54,763)	—	—
Eliminations(1)	(156)	266	54	(641)	(642)	(107)	—	—

	$6,221	$24,159	$13,510	14,909	$(46,244)	$(29,709)	$31,329	$28,027

Net income (loss) attributable to MID:
Real Estate Business(4)	$30,267	$30,888	$26,250	$42,662	$32,372	$25,161	$31,329	$28,027
MEC(3),(5),(6),(7)	(26,614)	(25,038)	(8,567)	(25,919)	(86,871)	(54,342)	—	—
Eliminations(1)	602	1,029	800	86	36	336	—	—

	$4,255	$6,879	$18,483	$16,829	$(54,463)	$(28,845)	$31,329	$28,027

Basic and diluted earnings (loss) per share from continuing operations	$0.13	$0.52	$0.29	$0.32	$(0.99)	$(0.64)	$0.67	$0.60

Basic and diluted earnings (loss) per share	$0.09	$0.15	$0.40	$0.36	$(1.17)	$(0.62)	$0.67	$0.60

FFO
Real Estate Business(4)	$41,227	$41,935	$37,606	$53,618	$42,432	$34,927	$41,459	$38,610

Diluted FFO per share
Real Estate Business(4)	$0.87	$0.90	$0.81	$1.15	$0.91	$0.75	$0.89	$0.83

Diluted shares outstanding	47,249	46,708	46,708	46,708	46,708	46,708	46,708	46,708

(1)
MEC's results of operations are included in the Company's consolidated results of operations up to the Petition Date (see "SIGNIFICANT MATTERS — MEC Chapter 11 Filing and Related Claims Against MID — Deconsolidation of MEC"). Transactions and balances between the Real Estate Business and MEC have not been eliminated in the presentation of each segment's financial data and related measurements. However, the effects of transactions and balances between these two segments, which are further described in note 19(a) to the unaudited interim consolidated financial statements, are eliminated in the consolidated results of operations and financial position of the Company for periods prior to the Petition Date.

(2)
Excludes MEC's discontinued operations.

(3)
Most of MEC's racetracks operate for prescribed periods each year. As a result, MEC's racing business is seasonal in nature and racing revenues and operating results for any quarter will not be indicative of the racing revenues and operating results for any other quarter or for the year as a whole. MEC's racing operations have historically operated at a loss in the second half of the year, with the third quarter typically generating the largest operating loss. This seasonality has resulted in large quarterly fluctuations in MEC's revenues and operating results included in the Company's consolidated financial statements prior to the Petition Date (see "SIGNIFICANT MATTERS — MEC Chapter 11 Filing and Related Claims Against MID — Deconsolidation of MEC").

(4)
The Real Estate Business' results for 2009 include (i) $7.0 million ($4.6 million net of income taxes) of advisory and other costs incurred in the first quarter in connection with the November 2008 Reorganization Proposal (see "SIGNIFICANT MATTERS — Termination of November 2008 Reorganization Proposal") and evaluating MID's relationship with MEC, including MID's involvement in the Debtors' Chapter 11 process (including the Stalking Horse Bid and the DIP Loan — see "SIGNIFICANT MATTERS — MEC Chapter 11 Filing and Related Claims Against MID"), (ii) a $0.5 million adjustment to the carrying values of the MEC loan facilities on deconsolidation of MEC (see "SIGNIFICANT MATTERS — MEC Chapter 11 Filing and Related Claims Against MID — Deconsolidation of MEC") in the first quarter, (iii) $1.4 million and $5.3 million, respectively ($1.0 million and $3.6 million, respectively, net of income taxes) of advisory and other costs incurred in the second and third quarters in connection with evaluating MID's relationship with MEC, including MID's involvement in the Debtors' Chapter 11 process and matters heard by the OSC, and (iv) a $0.3 million gain on disposal of real estate previously classified as "properties held for sale" in the third quarter. The Real Estate Business' results for 2008 include (i) a $3.9 million ($2.6 million net of income taxes) gain in the first quarter in relation to the

MI Developments Inc.      2009    33

  termination of a lease agreement with Magna, (ii) net recoveries of $0.3 million ($0.2 million net of income taxes) and $0.9 million ($0.6 million net of income taxes) in the first and fourth quarters, respectively, of costs incurred in connection with the Greenlight Litigation (see "REAL ESTATE BUSINESS — Our Relationship with Magna"), (iii) $4.3 million ($3.2 million net of income taxes), $1.2 million ($0.9 million net of income taxes) and $1.9 million ($1.4 million net of income taxes) of costs incurred in the second, third and fourth quarters, respectively, in connection with the exploration of alternatives in respect of MID's investments in MEC, (iv) a $0.5 million ($0.3 million net of income taxes) non-cash write-down of long-lived assets in the second quarter, (v) a $1.0 million bonus payment to MID's departing CEO in the third quarter, (vi) income tax recoveries of $12.5 million and $1.4 million in the third and fourth quarters, respectively, due to revisions to estimates of certain tax exposures and the ability to benefit from certain income tax loss carry forwards and (vii) a $1.8 million foreign exchange gain driven primarily by the impact of the strengthening of the U.S. dollar against various currencies in the fourth quarter of 2008. The Real Estate Business' results for 2007 include (i) a $0.1 million expense in the fourth quarter in connection with the exploration of alternatives in respect of MID's investments in MEC and (ii) future income tax recoveries of $3.8 million realized in the fourth quarter from the reduction in the future tax rates and changes in tax legislation in certain countries in which the Real Estate Business operates.

(5)
MEC's loss from continuing operations attributable to MID and net loss attributable to MID are net of noncontrolling interest and dilution gains (losses) arising from MEC's issuance of shares of MEC Class A Stock from time to time.

(6)
The MEC segment's loss from continuing operations attributable to MID and net loss attributable to MID for the first quarter of 2009 include a $46.2 million reduction to MID's carrying value in its investment in MEC upon the Company's deconsolidation of MEC (see "SIGNIFICANT MATTERS — MEC Chapter 11 Filing and Related Claims Against MID — Deconsolidation of MEC"). MEC's loss from continuing operations attributable to MID and net loss attributable to MID for 2008 include (i) a $2.0 million gain ($1.1 million net of related minority interest impact) recognized in the first quarter related to a racing services agreement at The Meadows, (ii) non-cash write-downs of $5.0 million and $5.1 million ($2.7 million and $2.7 million net of related minority interest impact) in the first and fourth quarters, respectively, of a property held for sale, (iii) a $0.4 million dilution loss in the second quarter in relation to MEC's issuance of shares of MEC Class A Stock pursuant to stock-based compensation arrangements and (iv) $115.7 million ($44.2 million net of related income tax and minority interest impact) of non-cash write-downs of long-lived and intangible assets. MEC's loss from continuing operations attributable to MID and net loss attributable to MID for 2007 include a $3.5 million dilution loss in the fourth quarter in relation to MEC's issuance of shares of MEC Class A Stock.

(7)
MEC's net loss attributable to MID for 2008 includes (i) non-cash write-downs, included in discontinued operations, of $32.3 million and $16.0 million ($17.4 million and $8.6 million net of related minority interest impact) in the first and fourth quarters, respectively, related to long-lived assets at Magna Racino™ and Portland Meadows, (ii) a $6.1 million ($3.3 million net of related minority interest impact) income tax recovery, included in discontinued operations, as a result of being able to utilize losses of discontinued operations to offset taxable income generated by the sale of excess real estate to a subsidiary of Magna, (iii) a $0.5 million gain ($0.3 million net of related minority interest impact) in the third quarter, included in discontinued operations, from the disposition of Great Lakes Downs and (iv) a $3.1 million tax recovery ($1.7 million net of related minority interest), included in discontinued operations, in the third quarter from revisions to estimates of certain tax exposures as a result of tax audits in certain tax jurisdictions.

34    MI Developments Inc.      2009

FORWARD-LOOKING STATEMENTS

This MD&A contains statements that, to the extent they are not recitations of historical fact, constitute "forward-looking statements" within the meaning of applicable securities legislation, including the United States Securities Act of 1933 and the United States Securities Exchange Act of 1934. Forward-looking statements may include, among others, statements regarding the Company's future plans, goals, strategies, intentions, beliefs, estimates, costs, objectives, economic performance or expectations, or the assumptions underlying any of the foregoing. Words such as "may", "would", "could", "will", "likely", "expect", "anticipate", "believe", "intend", "plan", "forecast", "project", "estimate" and similar expressions are used to identify forward-looking statements. Forward-looking statements should not be read as guarantees of future events, performance or results and will not necessarily be accurate indications of whether or the times at or by which such future performance will be achieved. Undue reliance should not be placed on such statements. Forward-looking statements are based on information available at the time and/or management's good faith assumptions and analyses made in light of our perception of historical trends, current conditions and expected future developments, as well as other factors we believe are appropriate in the circumstances, and are subject to known and unknown risks, uncertainties and other unpredictable factors, many of which are beyond the Company's control, that could cause actual events or results to differ materially from such forward-looking statements. Important factors that could cause such differences include, but are not limited to, the risks and uncertainties inherent in the Chapter 11 process for Magna Entertainment Corp. and certain of its subsidiaries (collectively, the "Debtors"), including the auction of the Debtors' assets and the claims against the Company and a subsidiary of the Company that have been brought by the Debtors' Official Committee of Unsecured Creditors, and the risks set forth in the "Risk Factors" section in the Company's Annual Information Form for 2008, filed on SEDAR at www.sedar.com and attached as Exhibit 1 to the Company's Annual Report on Form 40-F for the year ended December 31, 2008, which investors are strongly advised to review. The "Risk Factors" section also contains information about the material factors or assumptions underlying such forward-looking statements. Forward-looking statements speak only as of the date the statements were made and unless otherwise required by applicable securities laws, the Company expressly disclaims any intention and undertakes no obligation to update or revise any forward-looking statements contained in this MD&A to reflect subsequent information, events or circumstances or otherwise.

(This page has been left blank intentionally.)

MI Developments Inc.      2009    35

36    MI Developments Inc.      2009

Interim Consolidated
Financial Statements and Notes
 For the period ended September 30, 2009

Consolidated Statements of Income (Loss)
(U.S. dollars in thousands, except per share figures)
(Unaudited)

	Consolidated (notes 1, 19(a))	Consolidated (notes 1, 19(a))	Real Estate Business	Magna Entertainment Corp.
Three Months Ended September 30,	2009(1)	2008 (restated — note 1(e))
Revenues
Rental revenue	$43,761	$45,149	$45,149	$—
Interest and other income from MEC (note 19(a))	13,251	—	10,163	—
Racing and other revenue	—	81,577	—	81,577

	57,012	126,726	55,312	81,577

Operating costs and expenses
Purses, awards and other	—	33,211	—	33,211
Operating costs	—	54,589	—	54,589
General and administrative (notes 3, 19)	13,053	20,714	6,974	13,490
Foreign exchange gains	(107)	(549)	(456)	(93)
Depreciation and amortization	10,583	22,276	10,956	11,362
Interest expense, net	3,558	10,828	2,445	18,113
Equity loss	—	708	—	708

Operating income (loss)	29,925	(15,051)	35,393	(49,803)
Gain on disposal of real estate (note 8)	263	—	—	—
Other gains (note 16(b))	—	19	—	19

Income (loss) before income taxes	30,188	(15,032)	35,393	(49,784)
Income tax expense (recovery)	2,161	(6,522)	(7,269)	747

Income (loss) from continuing operations	28,027	(8,510)	42,662	(50,531)
Income from discontinued operations (note 4)	—	2,950	—	2,223

Net income (loss)	28,027	(5,560)	42,662	(48,308)
Add net loss attributable to the noncontrolling interest	—	22,389	—	22,389

Net income (loss) attributable to MID	$28,027	$16,829	$42,662	$(25,919)

Income (loss) attributable to MID from
— continuing operations	$28,027	$14,909	$42,662	$(27,112)
— discontinued operations (note 4)	—	1,920	—	1,193

Net income (loss) attributable to MID	$28,027	$16,829	$42,662	$(25,919)

Basic and diluted earnings attributable to each
MID Class A Subordinate Voting or Class B Share (note 7)
— Continuing operations	$0.60	$0.32
— Discontinued operations (note 4)	—	0.04

Total	$0.60	$0.36

Average number of Class A Subordinate Voting and Class B Shares outstanding during the period (in thousands) (note 7)
— Basic and diluted	46,708	46,708

See accompanying notes

(1)
The results for the three-month period ended September 30, 2009 do not include the results of MEC (note 1(a)).

38    MI Developments Inc.      2009

Consolidated Statements of Income (Loss)
(U.S. dollars in thousands, except per share figures)
(Unaudited)

	Consolidated (notes 1, 19(a))		Real Estate Business		Magna Entertainment Corp.
Nine Months Ended September 30,	2009(1)	(restated — note 1(e)) 2008	2009	(restated — note 1(e)) 2008	2009(1)	(restated — note 1(e)) 2008
Revenues
Rental revenue	$126,151	$137,732	$126,151	$137,732	$—	$—
Interest and other income from MEC (note 19(a))	30,205	—	39,841	26,914	—	—
Racing and other revenue	152,935	477,343	—	—	152,935	477,343

	309,291	615,075	165,992	164,646	152,935	477,343

Operating costs and expenses
Purses, awards and other	82,150	226,818	—	—	82,150	226,818
Operating costs	55,274	201,465	—	—	55,274	201,465
General and administrative (notes 3, 19)	32,621	63,892	32,454	21,008	157	42,600
Foreign exchange (gains) losses	8,512	369	(135)	231	8,647	138
Depreciation and amortization	37,464	66,864	30,479	33,359	7,014	33,634
Interest expense, net	15,290	31,711	9,840	7,852	14,960	50,607
Equity loss (income)	(65)	2,609	—	—	(65)	2,609
Write-down of long-lived assets (notes 6, 8)	—	5,450	—	450	—	5,000

Operating income (loss)	78,045	15,897	93,354	101,746	(15,202)	(85,528)
Deconsolidation adjustment to the carrying values of MID's investment in, and amounts due from, MEC (note 1(a))	(46,677)	—	(504)	—	(46,173)	—
Gain on disposal of real estate (note 8)	263	—	263	—	—	—
Other gains, net (notes 16(b), 19, 20)	—	5,481	—	3,892	—	1,589

Income (loss) before income taxes	31,631	21,378	93,113	105,638	(61,375)	(83,939)
Income tax expense	8,655	8,849	8,596	5,838	59	3,011

Income (loss) from continuing operations	22,976	12,529	84,517	99,800	(61,434)	(86,950)
Income (loss) from discontinued operations (note 4)	1,227	(21,185)	—	—	784	(23,421)

Net income (loss)	24,203	(8,656)	84,517	99,800	(60,650)	(110,371)
Add net loss attributable to the noncontrolling interest	6,308	50,847	—	—	6,308	50,847

Net income (loss) attributable to MID	$30,511	$42,191	$84,517	$99,800	$(54,342)	$(59,524)

Income (loss) attributable to MID from
— continuing operations	$29,647	$52,578	$84,517	$99,800	$(54,763)	$(46,901)
— discontinued operations (note 4)	864	(10,387)	—	—	421	(12,623)

Net income (loss) attributable to MID	$30,511	$42,191	$84,517	$99,800	$(54,342)	$(59,524)

Basic and diluted earnings (loss) attributable to each MID Class A Subordinate Voting or Class B Share (note 7)
— Continuing operations	$0.63	$1.12
— Discontinued operations (note 4)	0.02	(0.22)

Total	$0.65	$0.90

Average number of Class A Subordinate Voting and Class B Shares outstanding during the period (in thousands) (note 7)
— Basic and diluted	46,708	46,708

See accompanying notes

(1)
The results for the nine-month period ended September 30, 2009 include the results of MEC up to March 5, 2009 (note 1(a)).

MI Developments Inc.      2009    39

Consolidated Statements of Comprehensive Income (Loss)
(U.S. dollars in thousands)
(Unaudited)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2009	(restated — note 1(e)) 2008	2009	(restated — note 1(e)) 2008
Net income (loss)	$28,027	$(5,560)	$24,203	$(8,656)
Other comprehensive income (loss):
Change in fair value of interest rate swaps, net of taxes (notes 14 and 15)	—	(44)	171	12
Foreign currency translation adjustment (notes 14 and 15)	38,148	(55,833)	49,549	(19,125)
Reclassification to income of MEC's accumulated other comprehensive income upon deconsolidation of MEC (notes 1(a) and 14)	—	—	(19,850)	—

Comprehensive income (loss)	66,175	(61,437)	54,073	(27,769)
Add comprehensive loss attributable to the noncontrolling interest	—	22,751	6,303	50,222

Comprehensive income (loss) attributable to MID	$66,175	$(38,686)	$60,376	$22,453

See accompanying notes

 Consolidated Statements of Changes in Deficit
(U.S. dollars in thousands)
(Unaudited)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2009	(restated — note 1(e)) 2008	2009	(restated — note 1(e)) 2008
Deficit, beginning of period	$(132,383)	$(69,208)	$(120,855)	$(80,558)
Net income attributable to MID	28,027	16,829	30,511	42,191
Dividends	(7,007)	(7,007)	(21,019)	(21,019)

Deficit, end of period	$(111,363)	$(59,386)	$(111,363)	$(59,386)

See accompanying notes

40    MI Developments Inc.      2009

Consolidated Statements of Cash Flows
(U.S. dollars in thousands)
(Unaudited)

	Consolidated (notes 1, 19(a))	Consolidated (notes 1, 19(a))	Real Estate Business	Magna Entertainment Corp.
Three Months Ended September 30,	2009(1)	2008 (restated — note 1(e))
OPERATING ACTIVITIES
Income (loss) from continuing operations	$28,027	$(8,510)	$42,662	$(50,531)
Items not involving current cash flows (note 17(a))	(832)	22,395	8,156	14,610
Changes in non-cash balances (note 17 (b))	5,039	3,797	(7,562)	11,260

Cash provided by (used in) operating activities	32,234	17,682	43,256	(24,661)

INVESTING ACTIVITIES
Real estate and fixed asset additions	(1,272)	(11,883)	(2,703)	(9,302)
Proceeds on disposal of real estate and fixed assets, net	749	1,171	—	1,293
Increase in other assets	(241)	(926)	(95)	(831)
Loan repayments from MEC	—	—	5,023	—
Loan advances to MEC, net	(11,009)	—	(21,889)	—

Cash used in investing activities	(11,773)	(11,638)	(19,664)	(8,840)

FINANCING ACTIVITIES
Proceeds from bank indebtedness	—	10,959	—	10,959
Repayment of bank indebtedness	—	(4,201)	—	(4,201)
Issuance of long-term debt, net	—	1,605	—	1,605
Repayment of long-term debt	(48)	(1,941)	(116)	(1,825)
Loan advances from MID, net	—	—	—	21,659
Loan repayments to MID	—	—	—	(4,979)
Shares purchased for cancellation	—	(10)	—	(10)
Dividends paid	(7,007)	(7,007)	(7,007)	—

Cash provided by (used in) financing activities	(7,055)	(595)	(7,123)	23,208

Effect of exchange rate changes on cash and cash equivalents	4,477	(7,598)	(7,381)	(217)

Net cash flows provided by (used in) continuing operations	17,883	(2,149)	9,088	(10,510)

DISCONTINUED OPERATIONS
Cash provided by operating activities	—	1,612	—	929
Cash provided by investing activities	—	2,699	—	2,699
Cash provided by financing activities	—	66	—	22

Net cash flows provided by discontinued operations	—	4,377	—	3,650

Net increase (decrease) in cash and cash equivalents during the period	17,883	2,228	9,088	(6,860)
Cash and cash equivalents, beginning of period	109,822	184,821	147,244	37,577

Cash and cash equivalents, end of period	127,705	187,049	156,332	30,717
Less: cash and cash equivalents of discontinued operations, end of period	—	(9,346)	—	(9,346)

Cash and cash equivalents of continuing operations, end of period	$127,705	$177,703	$156,332	$21,371

See accompanying notes

(1)
The results for the three-month period ended September 30, 2009 do not include the results of MEC (note 1(a)).

MI Developments Inc.      2009    41

Consolidated Statements of Cash Flows
(U.S. dollars in thousands)
(Unaudited)

	Consolidated (notes 1, 19(a))		Real Estate Business		Magna Entertainment Corp.
Nine Months Ended September 30,	2009(1)	(restated — note 1(e)) 2008	2009	(restated — note 1(e)) 2008	2009(1)	(restated — note 1(e)) 2008
OPERATING ACTIVITIES
Income (loss) from continuing operations	$22,976	$12,529	$84,517	$99,800	$(61,434)	$(86,950)
Items not involving current cash flows (note 17(a))	56,413	79,012	241	31,467	56,511	50,080
Changes in non-cash balances (note 17(b))	(6,080)	(7,154)	2,267	748	(8,304)	(8,283)

Cash provided by (used in) operating activities	73,309	84,387	87,025	132,015	(13,227)	(45,153)

INVESTING ACTIVITIES
Real estate and fixed asset additions	(8,274)	(39,502)	(5,813)	(15,454)	(2,461)	(24,170)
Proceeds on disposal of real estate and fixed assets, net	749	34,123	749	—	—	34,245
Increase in other assets	(9,992)	(8,117)	(861)	(244)	(9,131)	(7,873)
Loan repayments from MEC	26	—	30,918	29,286	—	—
Loan advances to MEC, net	(31,470)	—	(87,541)	(73,889)	—	—
Reduction in cash from deconsolidation of MEC	(31,693)	—	—	—	(31,693)	—

Cash provided by (used in) investing activities	(80,654)	(13,496)	(62,548)	(60,301)	(43,285)	2,202

FINANCING ACTIVITIES
Proceeds from bank indebtedness	18,048	48,705	—	—	18,048	48,705
Repayment of bank indebtedness	(18,597)	(44,670)	—	—	(18,597)	(44,670)
Issuance of long-term debt, net	—	4,341	—	—	—	4,341
Repayment of long-term debt	(5,053)	(11,051)	(3,289)	(348)	(1,764)	(10,703)
Loan advances from MID, net	—	—	—	—	56,000	72,560
Loan repayments to MID	—	—	—	—	(28,834)	(27,413)
Shares purchased for cancellation	—	(10)	—	—	—	(10)
Disgorgement payment received from noncontrolling interest (note 15)	420	—	—	—	420	—
Dividends paid	(21,019)	(21,019)	(21,019)	(21,019)	—	—

Cash provided by (used in) financing activities	(26,201)	(23,704)	(24,308)	(21,367)	25,273	42,810

Effect of exchange rate changes on cash and cash equivalents	4,819	(5,099)	5,125	(4,960)	(306)	(139)

Net cash flows provided by (used in) continuing operations	(28,727)	42,088	5,294	45,387	(31,545)	(280)

DISCONTINUED OPERATIONS
Cash provided by operating activities	1,788	4,635	—	—	1,370	2,529
Cash used in investing activities	(230)	(2,284)	—	—	(230)	(2,284)
Cash used in financing activities	—	(11,728)	—	—	(2,058)	(12,641)

Net cash flows provided by (used in) discontinued operations	1,558	(9,377)	—	—	(918)	(12,396)

Net increase (decrease) in cash and cash equivalents during the period	(27,169)	32,711	5,294	45,387	(32,463)	(12,676)
Cash and cash equivalents, beginning of period	154,874	154,338	122,411	110,945	32,463	43,393

Cash and cash equivalents, end of period	127,705	187,049	127,705	156,332	—	30,717
Less: cash and cash equivalents of discontinued operations, end of period	—	(9,346)	—	—	—	(9,346)

Cash and cash equivalents of continuing operations, end of period	$127,705	$177,703	$127,705	$156,332	$—	$21,371

See accompanying notes

(1)
The results for the nine-month period ended September 30, 2009 include the results of MEC up to March 5, 2009 (note 1(a)).

42    MI Developments Inc.      2009

Consolidated Balance Sheets
(Refer to note 1 — Basis of Presentation)
(U.S. dollars in thousands)
(Unaudited)

		Consolidated (notes 1, 19(a))	Real Estate Business	Magna Entertainment Corp.(1)
	Consolidated (notes 1, 19(a)) September 30, 2009
As at		December 31, 2008 (restated — note 1(e))
ASSETS
Current assets:
Cash and cash equivalents	$127,705	$144,764	$122,411	$22,353
Restricted cash	458	20,255	946	19,309
Accounts receivable	3,674	33,915	2,256	31,659
Loans receivable from MEC, net (note 19)	428,986	—	247,075	—
Due from MID (note 19)	—	—	—	946
Income taxes receivable	1,226	1,887	1,887	—
Prepaid expenses and other	2,168	20,724	930	19,837
Assets held for sale (note 5)	—	21,732	—	21,732
Assets held for sale from discontinued operations (note 4)	—	94,461	—	94,533

	564,217	337,738	375,505	210,369
Real estate properties, net (note 8)	1,394,509	2,024,183	1,397,819	681,701
Fixed assets, net	239	71,206	244	70,962
Other assets (note 9)	2,071	35,200	1,110	34,090
Loans receivable from MEC (note 19)	—	—	93,824	—
Deferred rent receivable	13,460	13,001	13,001	—
Future tax assets	6,251	62,781	5,632	57,149

Total assets	$1,980,747	$2,544,109	$1,887,135	$1,054,271

LIABILITIES AND EQUITY
Current liabilities:
Bank indebtedness (note 10)	$—	$39,460	$—	$39,460
Accounts payable and accrued liabilities (note 11)	18,983	121,471	12,411	109,060
Income taxes payable	8,314	10,363	7,638	2,725
Loans payable to MID, net (note 19)	—	—	—	246,428
Due to MEC (note 19)	458	—	946	—
Long-term debt due within one year	208	82,649	3,309	79,340
Note obligation due within one year, net	—	74,601	—	74,601
Deferred revenue	2,922	9,368	3,254	6,114
Liabilities related to assets held for sale (note 5)	—	876	—	876
Liabilities related to discontinued operations (note 4)	—	51,943	—	75,960

	30,885	390,731	27,558	634,564
Long-term debt	2,123	17,173	2,063	15,110
Senior unsecured debentures, net	241,994	216,550	216,550	—
Note obligation, net	—	149,015	—	149,015
Loans payable to MID, net (note 19)	—	—	—	66,373
Other long-term liabilities (note 12)	—	18,973	—	18,973
Future tax liabilities	44,334	105,497	40,933	63,233

Total liabilities	319,336	897,939	287,104	947,268

Equity:
MID shareholders' equity
Class A Subordinate Voting Shares (shares issued — 46,160,564)	1,506,088	1,506,088
Class B Shares (shares issued — 547,413)	17,866	17,866
Contributed surplus (note 13)	57,128	57,062
Deficit	(111,363)	(120,855)
Accumulated other comprehensive income (note 14)	191,692	161,827

Total MID shareholders' equity	1,661,411	1,621,988	1,600,031	82,821
Noncontrolling interest (note 15)	—	24,182	—	24,182

Total equity	1,661,411	1,646,170	1,600,031	107,003

Total liabilities and equity	$1,980,747	$2,544,109	$1,887,135	$1,054,271

Commitments and contingencies (note 20)

See accompanying notes

(1)
MEC's net assets were deconsolidated from the Company's consolidated balance sheet as of March 5, 2009 (note 1(a)).

MI Developments Inc.      2009    43

Notes to Interim Consolidated Financial Statements
(All amounts in U.S. dollars and all tabular amounts in thousands unless otherwise noted)
(All amounts as at September 30, 2009 and December 31, 2008 and for the three-month and nine-month periods ended September 30, 2009 and 2008 are unaudited)

1.     SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The unaudited interim consolidated financial statements include the accounts of MI Developments Inc. and its subsidiaries (collectively, "MID" or the "Company"). MID is a real estate operating company engaged primarily in the acquisition, development, construction, leasing, management and ownership of a predominantly industrial rental portfolio leased primarily to Magna International Inc. and its automotive operating units ("Magna") in North America and Europe. MID also acquires land that it intends to develop for mixed-use and residential projects.

(a)  Magna Entertainment Corp.

  The Company also holds a majority equity interest in Magna Entertainment Corp. ("MEC"), an owner and operator of horse racetracks and a supplier of live horseracing content to the inter-track, off-track and account wagering markets. At September 30, 2009 and December 31, 2008, the Company owned approximately 54% of MEC's total equity, representing approximately 96% of the total votes attached to MEC's outstanding stock.

  Chapter 11 Filing and Related Claims Against MID

  On March 5, 2009 (the "Petition Date"), MEC and certain of its subsidiaries (collectively, the "Debtors") filed voluntary petitions for reorganization under Chapter 11 of Title 11 of the United States Code (the "Bankruptcy Code") in the United States Bankruptcy Court for the District of Delaware (the "Court") and were granted recognition of the Chapter 11 proceedings from the Ontario Superior Court of Justice under section 18.6 of the Companies' Creditors Arrangement Act in Canada. At the Petition Date, MEC and certain of its subsidiaries owed to a wholly-owned subsidiary of MID (the "MID Lender") an aggregate of $371.7 million (including principal and interest) under various loan facilities (note 19(a)).

  MEC filed for Chapter 11 protection in order to implement a comprehensive financial restructuring and conduct an orderly sales process for its assets (see note 2 for further details of the MEC asset sales process). Under Chapter 11, the Debtors are operating as "debtors-in-possession" under the jurisdiction of the Court and in accordance with the applicable provisions of the Bankruptcy Code and orders of the Court. In general, the Debtors are authorized under Chapter 11 to continue to operate as an ongoing business, but may not engage in transactions outside the ordinary course of business without the prior approval of the Court.

  The filing of the Chapter 11 petitions constituted an event of default under certain of MEC's debt obligations, including those with the MID Lender, and those debt obligations became automatically and immediately due and payable. However, subject to certain exceptions under the Bankruptcy Code, the Debtors' Chapter 11 filing automatically enjoined, or stayed, the continuation of any judicial or administrative proceedings or other actions against the Debtors or their property to recover on, collect or secure a claim arising prior to the Petition Date. The Company has not guaranteed any of MEC's debt obligations or other commitments.

  Under the priority scheme established by the Bankruptcy Code, unless creditors agree to different treatment, allowed pre-petition claims and allowed post-petition expenses must be satisfied in full before stockholders are entitled to receive any distribution or retain any property in a Chapter 11 proceeding. MEC's Class A Subordinate Voting Stock ("MEC Class A Stock") was delisted from the Toronto Stock Exchange ("TSX") effective at the close of market on April 1, 2009 and from the Nasdaq Stock Market effective at the opening of business on April 6, 2009. The ultimate recovery to MID, as a stockholder of MEC, if any, in the Debtors' Chapter 11 proceedings will likely not be determined until the proceedings

44    MI Developments Inc.      2009

  are substantially complete. In this regard, however, such proceedings are likely to result in MID not receiving any value for its existing MEC stock and in the cancellation of such stock.

  Subject to the uncertainties of the Chapter 11 process, MID management believes that the MID Lender's claims are adequately secured and therefore has no reason to believe that the amount of the MEC loan facilities with the MID Lender is impaired. However, the consideration that the Debtors will receive in connection with selling their assets cannot be determined with certainty at this time, and as the Debtors' auction process continues MID management will continue to review the consideration expected to be received by the Debtors to assess the recoverability of the MID Lender's claims. Furthermore, although, as a general matter, secured creditors are entitled to priority over unsecured creditors to the extent of the value of the collateral securing such claims, no assurance can be given as to the treatment the MID Lender's claims will receive in the Debtors' Chapter 11 proceedings. On July 21, 2009, the MID Lender was named as a defendant in an action commenced by the Official Committee of Unsecured Creditors (the "Committee") in connection with the Debtors' Chapter 11 proceedings. The Committee's action seeks, among other things, recharacterization as equity of the MID Lender's claims in relation to the indebtedness previously advanced to MEC and certain of its subsidiaries, equitable subordination of the MID Lender's claims against the Debtors in the Chapter 11 proceedings and the avoidance of allegedly fraudulent transfers to the MID Lender, including fees, interest and principal repayments received prior to the initiation of the Debtors' Chapter 11 process. In addition, on August 20, 2009, the Court granted the Committee's request to pursue a separate action against MID, the MID Lender and additional parties, including Mr. Frank Stronach, that alleges and seeks damages for, among other things, breach of fiduciary duty owed to MEC and its creditors. Although MID and the MID Lender believe that the Committee's claims against MID and the MID Lender are without merit and intend to contest them vigorously, MID can provide no assurance as to the ultimate outcome of the Committee's actions. If the Committee's actions against MID and/or the MID Lender were successful, the value of the MID Lender's pre-petition claims against the Debtors would be substantially less than their carrying value. On September 22, 2009, the Court denied a motion by MID and the MID Lender to dismiss the Committee's claims. The trial of the Committee's claims against the MID Lender is scheduled to commence on January 11, 2010. A result in favour of the Committee at trial, or any settlement of those claims, could have a material adverse effect on MID's results of operations and financial position and any damages, settlement payments or related impairment of loans would be charged to operations as and when such determination was made.

  DIP Loan

  In connection with the Debtors' Chapter 11 filing, the MID Lender is providing to MEC a secured non-revolving debtor-in-possession financing facility (the "DIP Loan"). As amended and restated, the DIP Loan matures on April 30, 2010 and the maximum commitment amount thereunder is $64.4 million, of which $24.5 million is available to be borrowed by MEC as at November 10, 2009 (see note 19(a)(iv) for further details of the DIP Loan).

  Deconsolidation of MEC

  As a result of the MEC Chapter 11 filing, the Company has concluded that, under generally accepted accounting principles ("GAAP"), it ceased to have the ability to exert control over MEC on or about the Petition Date. Accordingly, the Company's investment in MEC has been deconsolidated from the Company's results beginning on the Petition Date.

  GAAP requires the carrying values of any investment in, and amounts due from, a deconsolidated subsidiary to be adjusted to their fair value at the date of deconsolidation. In light of the significant uncertainty as to whether MEC shareholders, including MID, will receive any recovery following MEC's reorganization, the carrying value of MID's equity investment in MEC has been reduced to zero. Although, subject to the uncertainties of MEC's Chapter 11 process, MID management believed at the Petition Date that the MID Lender's claims were adequately secured and therefore had no reason to believe that the amount of the MEC loan facilities with the MID Lender was impaired, a reduction in the carrying values of the MEC loan facilities (note 19(a)) was required under GAAP, reflecting the fact that certain of the MEC

MI Developments Inc.      2009    45

  loan facilities bear interest at a fixed rate of 10.5% per annum, which is not considered to be reflective of the market rate of interest that would have been used had such facilities been established on the Petition Date. The fair value of the loans receivable from MEC was determined at the Petition Date based on the estimated future cash flows of the loans receivable from MEC being discounted to the Petition Date using a discount rate equal to the London Interbank Offered Rate ("LIBOR") plus 12.0%. The discount rate is equal to the interest rate charged on the DIP Loan that was implemented as of the Petition Date, and therefore is considered to approximate a reasonable market interest rate for the MEC loan facilities for this purpose. Accordingly, upon deconsolidation of MEC, the Real Estate Business reduced its carrying values of the MEC loan facilities by $0.5 million (net of derecognizing $1.9 million of unamortized deferred arrangement fees at the Petition Date). As a result, the adjusted aggregate carrying value of the MEC loan facilities at the Petition Date was $2.4 million less than the aggregate face value of the MEC loan facilities. The adjusted carrying values will accrete up to the face value of the MEC loan facilities over the estimated period of time before the loans will be repaid, with such accretion being recognized in "interest and other income from MEC" on the Company's consolidated statement of income (loss).

  Prior to the Petition Date, MEC's results are consolidated with the Company's results, with outside ownership accounted for as a noncontrolling interest. As of the Petition Date, the Company's consolidated balance sheet included MEC's net assets of $84.3 million. As of the Petition Date, the Company's total equity also included accumulated other comprehensive income of $19.8 million and a noncontrolling interest of $18.3 million related to MEC.

  Upon deconsolidation of MEC, the Company recorded a $46.7 million reduction to the carrying values of its investment in, and amounts due from, MEC, which is computed as follows:

Reversal of MEC's net assets	$(84,345)
Reclassification to income of MEC's accumulated other comprehensive income (note 14)	19,850
Reclassification to income of the noncontrolling interest in MEC (note 15)	18,322

(46,173)
Fair value adjustment to loans receivable from MEC	(504)

Deconsolidation adjustment to the carrying values of MID's investment in, and amounts due from, MEC	$(46,677)

(b)  Consolidated Financial Statements

  The unaudited interim consolidated financial statements have been prepared in U.S. dollars following GAAP in the United States ("U.S. GAAP") as further discussed in note 1(e) and the accounting policies as set out in notes 1 and 25 to the annual consolidated financial statements for the year ended December 31, 2008.

  The unaudited interim consolidated financial statements do not conform in all respects to the requirements of GAAP for annual financial statements. Accordingly, these unaudited interim consolidated financial statements should be read in conjunction with the annual consolidated financial statements for the year ended December 31, 2008.

  In the opinion of management, the unaudited interim consolidated financial statements reflect all adjustments, which are of a normal recurring nature except as disclosed in note 1(a), necessary to present fairly the financial position at September 30, 2009 and December 31, 2008, and the results of operations and cash flows for the three-month and nine-month periods ended September 30, 2009 and 2008.

(c)  Segmented Information

  The Company's reportable segments reflect how the Company is organized and managed by senior management. Prior to the Petition Date (note 1(a)), the Company's operations have been segmented in the Company's internal financial reports between wholly-owned operations ("Real Estate Business") and publicly-traded operations ("Magna Entertainment Corp."). This segregation of operations between

46    MI Developments Inc.      2009

  wholly-owned and publicly-traded recognized the fact that, in the case of the Real Estate Business, the Company's Board of Directors (the "Board") and executive management have direct responsibility for the key operating, financing and resource allocation decisions, whereas, in the case of MEC, such responsibility resides with MEC's separate Board of Directors and executive management.

  Subsequent to the Petition Date, the Company manages and evaluates its operations as a single "Real Estate Business" reporting segment, rather than multiple reporting segments, for internal purposes and for internal decision making.

  At September 30, 2009, the Real Estate Business owns income-producing real estate assets in Canada, the United States, Mexico, Austria, Germany, the Czech Republic, the United Kingdom, Spain and Poland. Substantially all of these real estate assets are leased to Magna's automotive operating units. The Real Estate Business also owns certain properties that are being held for future development or sale.

  Financial data and related measurements for the periods prior to the Petition Date are presented on the consolidated statements of income (loss), consolidated statements of cash flows, and consolidated balance sheets in two categories, "Real Estate Business" and "Magna Entertainment Corp.", which correspond to the Company's reporting segments prior to the Petition Date. Transactions and balances between the "Real Estate Business" and "Magna Entertainment Corp." segments have not been eliminated in the presentation of each segment's financial data and related measurements. However, the effects of transactions between these two segments, which are further described in note 19(a), are eliminated in the consolidated results of operations and financial position of the Company for periods prior to the Petition Date.

(d)  Seasonality

  MEC's racing business is seasonal in nature and racing revenues and operating results for any period will not be indicative of the racing revenues and operating results for any year. MEC's racing operations have historically operated at a loss in the second half of the year, with the third quarter typically generating the largest operating loss. This seasonality has resulted in large quarterly fluctuations in MEC's revenues and operating results included in the Company's consolidated financial statements prior to the Petition Date (note 1(a)).

(e)  Accounting Changes

  Adoption of United States Generally Accepted Accounting Principles

  In April 2008, the Canadian Accounting Standards Board confirmed the transition from GAAP in Canada ("Canadian GAAP") to International Financial Reporting Standards ("IFRS") for all publicly accountable entities no later than fiscal years commencing on or after January 1, 2011. As a result, in the second half of 2008, management undertook a detailed review of the implications of MID having to report under IFRS and also examined the alternative available to MID of filing its primary financial statements in Canada using U.S. GAAP, as permitted by the Canadian Securities Administrators' National Instrument 52-107, "Acceptable Accounting Principles, Auditing Standards and Reporting Currency", given that MID is a Foreign Private Issuer in the United States.

  In carrying out this evaluation, management considered many factors, including, but not limited to, (i) the changes in accounting policies that would be required and the resulting impact on the Company's reported results and key performance indicators, (ii) the reporting standards expected to be used by many of the Company's industry comparables, (iii) the financial reporting needs of the Company's market participants, including shareholders, lenders, rating agencies and market analysts, and (iv) the current reporting standards in use by, and local reporting needs of, MID's material foreign subsidiaries.

  As a result of this analysis, management recommended and the Board determined that MID should adopt U.S. GAAP as its primary basis of financial reporting commencing January 1, 2009 on a retrospective basis. All comparative financial information contained in the unaudited interim consolidated financial statements has been revised to reflect the Company's results as if they had been historically reported in accordance with U.S. GAAP (see note 21 for a reconciliation to Canadian GAAP).

MI Developments Inc.      2009    47

  For details of the cumulative impact of adopting U.S. GAAP on the Company's consolidated financial position at January 1, 2008, refer to note 25 to the Company's annual consolidated financial statements for the year ended December 31, 2008. For details of the cumulative impact of adopting U.S. GAAP on the Company's consolidated financial position at September 30, 2009 and December 31, 2008 and on the Company's consolidated statements of income (loss) for the three-month and nine-month periods ended September 30, 2009 and 2008, refer to note 21 to these unaudited interim consolidated financial statements.

  Codification and Hierarchy of U.S. GAAP

  In June 2009, the Financial Accounting Standards Board (the "FASB") issued Accounting Standards Update No. 2009-01, "Generally Accepted Accounting Principles" ("ASU 2009-01"), which establishes the FASB Accounting Standards Codification (the "Codification") as the source of authoritative U.S. GAAP recognized by the FASB to be applied by non-governmental entities. ASU 2009-01 is effective for financial statements issued for interim and annual periods ending after September 15, 2009. The adoption of ASU 2009-01 did not have any impact on the Company's unaudited interim consolidated financial statements.

  Business Combinations

  In December 2007, the FASB issued Statement of Financial Accounting Standards No. 141(R), "Applying the Acquisition Method" ("SFAS 141(R)"), which modifies the accounting for business combinations occurring in fiscal years commencing after December 15, 2008. The most significant changes under SFAS 141(R) are as follows:

  •
  Upon initially obtaining control, an acquirer will recognize 100% of the fair values of acquired assets, including goodwill, and assumed liabilities, with only limited exceptions, even if the acquirer has not acquired 100% of its target.

  •
  Contingent consideration arrangements will be fair valued at the acquisition date and included on that basis in the purchase price consideration.

  •
  Transaction costs are not an element of fair value of the target, so they are not considered part of the fair value of an acquirer's interest. Instead, transaction costs will be expensed as incurred.

  •
  Pre-acquisition contingencies, such as environmental or legal issues, meeting a "more likely than not" threshold will have to be accounted for in purchase accounting at fair value.

  •
  In order to accrue for a restructuring plan in purchase accounting, the requirements in FASB Statement of Financial Accounting Standards No. 146, "Accounting for Costs Associated with Exit or Disposal Activities", would have to be met at the acquisition date.

  •
  Acquired research and development value will be capitalized as an indefinite-lived intangible asset, subjected to impairment accounting throughout the associated development stage and then subject to amortization and impairment accounting after development is completed. Costs incurred to continue these research and development efforts after acquisition will be expensed.

  The adoption by the Company of SFAS 141(R) effective January 1, 2009 did not have any impact on the Company's unaudited interim consolidated financial statements. Under the Codification, SFAS 141(R) is now codified under Topic 805, "Business Combinations".

  Noncontrolling Interests

  In December 2007, the FASB issued Statement of Financial Accounting Standards No. 160, "Noncontrolling Interests" ("SFAS 160"), which is effective for fiscal years commencing after December 15, 2008 and clarifies the classification of noncontrolling interests (previously referred to as "minority interests") in consolidated balance sheets and the accounting for and reporting of transactions

48    MI Developments Inc.      2009

  between the reporting entity and holders of such noncontrolling interests. The most significant changes under the new rules are as follows:

  •
  Noncontrolling interests are to be reported as an element of consolidated equity.

  •
  Net income and comprehensive income will encompass the total of such amounts of all consolidated subsidiaries and there will be separate disclosure on the face of the consolidated statements of income (loss) and statements of comprehensive income (loss) of the attribution of such amounts between the controlling and noncontrolling interests.

  •
  Increases and decreases in the noncontrolling ownership interest amount will be accounted for as equity transactions rather than those differences being accounted for using step acquisition and sale accounting, respectively. If an issuance of noncontrolling interests causes the controlling interest to lose control and deconsolidate a subsidiary, that transaction will be accounted for using full gain or loss recognition.

  In accordance with the transition rules of SFAS 160, the Company has adopted SFAS 160 effective January 1, 2009 on a prospective basis, except that the presentation and disclosure requirements are to be applied retrospectively for all periods presented. As a result of the adoption, the Company has reported its noncontrolling interest in MEC as a component of equity in the consolidated balance sheets and the net income (loss) attributable to the noncontrolling interest in MEC has been separately identified in the consolidated statements of income (loss). Under the Codification, SFAS 160 is now codified under Topic 810, "Consolidation".

  Derivative Instruments and Hedging Activities

  In March 2008, the FASB issued Statement of Financial Accounting Standards No. 161, "Disclosures about Derivative Instruments and Hedging Activities — an amendment of FASB Statement No. 133" ("SFAS 161"). SFAS 161 requires enhanced disclosures about (a) how and why an entity uses derivative instruments, (b) how derivative instruments and related hedged items are accounted for and (c) how derivative instruments and related hedged items affect an entity's financial position, financial performance and cash flows. SFAS 161 is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008. SFAS 161 does not require comparative disclosures for earlier periods at initial adoption.

  The Company has adopted SFAS 161 effective January 1, 2009 on a prospective basis. Disclosures regarding the Company's use of, and accounting for, derivative financial instruments were previously made in notes 1 and 21 to the annual consolidated financial statements for the year ended December 31, 2008 and do not differ materially at September 30, 2009, except for the disclosures required by SFAS 161 in note 18 to these unaudited interim consolidated financial statements. Other than these incremental disclosures, the adoption of SFAS 161 did not have any impact on the Company's unaudited interim consolidated financial statements. Under the Codification, SFAS 161 is now codified under Topic 815, "Derivatives and Hedging".

  Useful Life of Intangible Assets

  In April 2008, the FASB issued Staff Position FAS 142-3, "Determination of the Useful Life of Intangible Assets" ("FSP FAS 142-3"), which amends the factors that must be considered in developing renewal or extension assumptions used to determine the useful life over which to amortize the cost of a recognized intangible asset under Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets" ("SFAS 142"). FSP FAS 142-3 requires an entity to consider its own assumptions about renewal or extension of the term of the arrangement, consistent with its expected use of the asset, in an attempt to improve the consistency between the useful life of a recognized intangible asset under SFAS 142 and the period of expected cash flows used to measure the asset's fair value under Statement of Financial Accounting Standards No. 141, "Business Combinations" ("SFAS 141"). In current practice, the useful life is often shorter under SFAS 142 than under SFAS 141, as SFAS 142 previously specified that renewals should be considered only if they can be achieved without incurring substantial cost or

MI Developments Inc.      2009    49

  materiality modifying the arrangement. FSP FAS 142-3 also requires several incremental disclosures for renewable intangible assets.

  FSP FAS 142-3 is effective for financial statements for fiscal years beginning after December 15, 2008. The guidance for determining the useful life of a recognized intangible asset must be applied prospectively to intangible assets acquired after the effective date. Accordingly, adoption of FSP FAS 142-3 did not have any impact on the Company's unaudited interim consolidated financial statements. Under the Codification, FSP FAS 142-3 is now codified under Topic 350, "Intangibles — Goodwill and Other".

  Subsequent Events

  In May 2009, the FASB issued Statement of Financial Accounting Standards No. 165, "Subsequent Events" ("SFAS 165"), which establishes general accounting standards of accounting for and disclosure of subsequent events that occur after the balance sheet date but before the financial statements are issued or available to be issued. SFAS 165 is effective for annual and interim periods ending after June 15, 2009 and is to be applied prospectively. The Company has evaluated subsequent events through the issuance of the unaudited interim consolidated financial statements on November 10, 2009. Under the Codification, SFAS 165 is now codified under Topic 855, "Subsequent Events".

  Fair Value of Liabilities

  In August 2009, the FASB issued Accounting Standards Update No. 2009-05, "Measuring Liabilities at Fair Value" ("ASU 2009-05"), which clarifies how to measure the fair value of liabilities in circumstances when a quoted price in active markets for the identical liability is not available. ASU 2009-05 is effective for the first reporting period (including interim periods) beginning after the issuance of this standard. The Company expects to adopt ASU 2009-05 during the three months ending December 31, 2009 and is evaluating the impact that this adoption will have on the Company's consolidated financial statements, if any.

2.     MEC ASSET SALES

The Debtors' Chapter 11 filing (note 1(a)) contemplates the Debtors selling all or substantially all their assets through an auction process and using the proceeds to repay indebtedness, including indebtedness owed to the MID Lender. On May 11, 2009, the Court approved the bid procedures for the Debtors' interests associated with the following assets: Santa Anita Park (including the relevant Debtor's joint venture interest in The Shops at Santa Anita); Remington Park; Lone Star Park; Thistledown; Portland Meadows; StreuFex™; vacant lands located in Ocala, Florida; and vacant lands located in Dixon, California. On October 28, 2009, the Court approved revised bid procedures for Santa Anita Park and bid procedures for the following additional assets: Gulfstream Park (including the adjacent lands and the relevant Debtor's joint venture interest in The Village at Gulfstream Park™); Golden Gate Fields; and The Maryland Jockey Club ("MJC") (including the Preakness®).

On July 31, 2009, the Court approved the Debtors' motion for authorization to sell for 6.5 million euros the assets of one of MEC's non-debtor Austrian subsidiaries, which assets include Magna Racino™ and surrounding lands, to an entity affiliated with Fair Enterprise Limited, a company that forms part of an estate planning vehicle for the Stronach family, certain members of which are trustees of the Stronach Trust, MID's controlling shareholder. The sale transaction was completed on October 1, 2009 and the net proceeds were used to repay existing indebtedness on the assets.

On August 12, 2009, the Court approved the Debtors entering into a stalking horse bid to sell Remington Park to a third party for $80.25 million, subject to higher and better offers. No additional offers were received, and on September 15, 2009, the Court issued an order approving the sale of Remington Park. MEC has indicated that it anticipates that the sale of Remington Park will be completed by the end of 2009, subject to regulatory approval.

On August 26, 2009, the Debtors conducted an auction of the Ocala lands and a third party was the winning bidder at a price of $8.1 million. The Court issued an order approving the sale of the Ocala lands on

50    MI Developments Inc.      2009

September 2, 2009 and the sale closed on September 16, 2009. On October 28, 2009, the Debtors paid the net sales proceeds of $7.6 million to the MID Lender as a partial repayment of the DIP Loan.

Following an auction, on September 15, 2009, the Court approved the sale of Thistledown to a third party for $89.5 million, comprised of $42.0 million of cash to be paid on closing and up to $47.5 million of cash in contingent payments. However, on September 23, 2009, the State of Ohio announced that the introduction of slots at Ohio racetracks would require a State referendum, which is not expected to occur until November 2010. MEC has indicated that the purchaser has reserved its right to terminate the agreement as a result of the referendum requirement and that MEC and the purchaser are engaged in ongoing discussions about this transaction.

Following an auction, on October 28, 2009, the Court approved the sale of Lone Star Park to a third party for $62.8 million, comprised of $47.8 million of cash and the assumption by the purchaser of the $15.0 million capital lease for the facility. MEC has indicated that it anticipates that the sale of Lone Star Park will be completed during the first half of 2010, subject to regulatory approval.

The Debtors intend to conduct an auction for the Dixon lands on November 17, 2009. With respect to the other assets that the Debtors are marketing for sale, MID understands that the Debtors are in discussions with various third parties regarding potential stalking horse bids for several of such assets.

On the Petition Date, MID entered into an agreement with certain of the Debtors and certain non-Debtor affiliates of MEC to purchase such Debtors' and non-Debtors' relevant interests associated with certain specified assets (the "MID Stalking Horse Bid"), subject to Court approval. However, on April 20, 2009, in response to objections raised by a number of parties in the Debtors' Chapter 11 process and with the intent of expediting that process, MID and MEC terminated the MID Stalking Horse Bid.

Since that time, MID has indicated that although it does not intend to bid on any of the Debtors' other assets, it may bid on Santa Anita Park (including the joint venture interest in The Shops at Santa Anita), Gulfstream Park (including the adjacent lands and the joint venture interest in The Village at Gulfstream Park™), Golden Gate Fields and MJC. With respect to these assets, MID is continuing to evaluate all of its alternatives, which may include MID entering into a stalking horse purchase agreement for one or more of such assets in the event that the Debtors do not receive any other stalking horse bids acceptable to the Debtors. In accordance with the relevant bid procedures approved by the Court, the deadline for bids on Santa Anita Park, Gulfstream Park and Golden Gate Fields is February 10, 2010 and the deadline for bids on MJC is December 4, 2009. If MID bids for any of these assets, any such bid(s) would be reviewed by the Special Committee of independent directors of MID.

3.     TERMINATION OF NOVEMBER 2008 REORGANIZATION PROPOSAL

On November 26, 2008, MID announced that its Special Committee of independent directors had recommended, and the Board had approved, holding a vote of MID shareholders on a reorganization proposal developed by MID management (the "November 2008 Reorganization Proposal"). The principal components of the November 2008 Reorganization Proposal are set out in MID's press release dated November 26, 2008, which can be found on the Company's website at www.midevelopments.com and on SEDAR at www.sedar.com.

As a result of, among other things, current global economic conditions, the continued disruptions in the financial markets and ongoing uncertainty in the automotive industry, MID determined that it was unlikely that it would be able to arrange the new debt financing associated with the November 2008 Reorganization Proposal, nor would it be prudent to raise the new debt until such time as the ongoing uncertainty in the automotive industry has been resolved. As a result, on February 18, 2009, MID announced that it was not proceeding with the November 2008 Reorganization Proposal.

4.     DISCONTINUED OPERATIONS

On September 12, 2007, MEC's Board of Directors approved a debt elimination plan (the "MEC Debt Elimination Plan") to generate funds from, among other things, the sale of Great Lakes Downs in Michigan, Thistledown in Ohio, Remington Park in Oklahoma City and MEC's interest in Portland Meadows in Oregon. In

MI Developments Inc.      2009    51

September 2007, MEC engaged a U.S. investment bank to assist in soliciting potential purchasers and managing the sale process for certain of these assets. In October 2007, the U.S. investment bank began marketing Thistledown and Remington Park for sale and initiated an active program to locate potential buyers. However, MEC subsequently took over the sales process from the U.S. investment bank and was in discussions with potential buyers of these assets prior to the Petition Date.

In November 2007, MEC initiated a program to locate a buyer for Portland Meadows and was marketing for sale its interest in this property prior to the Petition Date.

In March 2008, MEC committed to a plan to sell Magna Racino™. MEC had initiated a program to locate potential buyers and, prior to the Petition Date, was marketing the assets for sale through a real estate agent. For additional details on the sales process for Magna Racino™, see note 2.

On July 16, 2008, MEC completed the sale of Great Lakes Downs in Michigan for cash consideration of $5.0 million.

MEC's results of operations related to discontinued operations for the three-month and nine-month periods ended September 30, 2009 and 2008, and MEC's assets and liabilities related to discontinued operations as at September 30, 2009 and December 31, 2008, are shown in the following tables:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2009(1)	2008	2009(1)	2008
Revenues	$—	$33,438	$21,226	$99,028
Costs and expenses	—	33,845	19,937	97,128

	—	(407)	1,289	1,900
Depreciation and amortization	—	—	—	605
Interest expense, net	—	1,080	505	2,630
Write-down of long-lived assets (note 6)	—	—	—	32,294

Income (loss) before undernoted	—	(1,487)	784	(33,629)
Gain on disposition	—	536	—	536

Income (loss) before income taxes	—	(951)	784	(33,093)
Income tax recovery	—	(3,174)	—	(9,672)

MEC's income (loss) from discontinued operations	—	2,223	784	(23,421)
Eliminations (note 19(a))	—	727	443	2,236

Consolidated income (loss) from MEC's discontinued operations	—	2,950	1,227	(21,185)
Add (deduct) loss (income) attributable to noncontrolling interest	—	(1,030)	(363)	10,798

Consolidated income (loss) from MEC's discontinued operations attributable to MID	$—	$1,920	$864	$(10,387)

52    MI Developments Inc.      2009

(1)
The results for the three-month period ended September 30, 2009 do not include the results of MEC's discontinued operations, while the results for the nine-month period ended September 30, 2009 include the results of MEC's discontinued operations up to the Petition Date (note 1(a)).

As at	September 30, 2009(1)	December 31, 2008
ASSETS
Current assets:
Cash and cash equivalents	$—	$10,110
Restricted cash	—	7,043
Accounts receivable	—	5,306
Prepaid expenses and other	—	2,048
Real estate properties, net	—	39,052
Fixed assets, net	—	12,989
Other assets	—	105
Future tax assets	—	17,880

Assets held for sale from MEC's discontinued operations	—	94,533
Eliminations (note 19(a))	—	(72)

Consolidated assets held for sale from MEC's discontinued operations	$—	$94,461

LIABILITIES
Current liabilities:
Accounts payable and accrued liabilities	$—	$23,318
Income taxes payable	—	597
Long-term debt due within one year	—	8,367
Loan payable to MID due within one year	—	403
Deferred revenue	—	746
Loan payable to MID, net	—	23,614
Other long-term liabilities	—	1,035
Future tax liabilities	—	17,880

MEC's liabilities related to discontinued operations	—	75,960
Eliminations (note 19(a))	—	(24,017)

Consolidated liabilities related to discontinued operations	$—	$51,943

(1)
MEC's net assets were deconsolidated from the Company's consolidated balance sheet as of the Petition Date (note 1(a)).

5.     ASSETS HELD FOR SALE

(a)
On August 9, 2007, MEC announced its intention to sell real estate properties located in Dixon, California and Ocala, Florida. Prior to the Petition Date, MEC was marketing these properties for sale and had listed them with real estate brokers. For additional details on the sales process for the Ocala property, see note 2.

(b)
In March 2008, MEC committed to a plan to sell excess real estate in Oberwaltersdorf, Austria. On March 5, 2009, MEC announced that one of its subsidiaries in Austria had entered into an agreement to sell to a subsidiary of Magna approximately 100 acres of real estate, including the excess real estate in Oberwaltersdorf, Austria, for a purchase price of approximately 4.6 million euros ($6.0 million). The transaction was completed on April 28, 2009.

MI Developments Inc.      2009    53

MEC's assets classified as held for sale and corresponding liabilities are shown in the table below.

As at	September 30, 2009(1)	December 31, 2008
ASSETS
Current assets:
Real estate properties, net
Dixon, California (note 6)	$—	$9,077
Ocala, Florida	—	8,407
Oberwaltersdorf, Austria	—	4,248

	$—	$21,732

LIABILITIES
Current liabilities:
Future tax liabilities	$—	$876

(1)
MEC's net assets were deconsolidated from the Company's consolidated balance sheet as of the Petition Date (note 1(a)).

6.     WRITE-DOWN OF MEC'S LONG-LIVED ASSETS

When long-lived assets are identified as held for sale, the carrying value is reduced, if necessary, to the estimated net realizable value. Net realizable value is evaluated at each interim reporting period based on discounted net future cash flows of the assets and, if appropriate, appraisals and/or estimated net sales proceeds from pending offers.

Write-downs relating to MEC's long-lived assets have been recognized as follows:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2009	2008	2009	2008
Assets Held For Sale (note 5)
Dixon, California(i)	$—	$—	$—	$5,000

Discontinued Operations (note 4)
Magna Racino™(ii)	—	—	—	29,195
Portland Meadows(iii)	—	—	—	3,099

	—	—	—	32,294

	$—	$—	$—	$37,294

(i)
As a result of significant weakness in the Northern California real estate market and the U.S. financial market, MEC recorded an impairment charge of $5.0 million related to the Dixon, California real estate property in the nine months ended September 30, 2008, which represented the excess of the carrying value of the asset over the estimated net realizable value at such time.

(ii)
As a result of the classification of Magna Racino™ as discontinued operations in the nine months ended September 30, 2008, MEC recorded an impairment charge, included in discontinued operations, of $29.2 million, which represented the excess of the carrying value of the assets over the estimated net realizable value at such time.

(iii)
In June 2003, the Oregon Racing Commission (the "ORC") adopted regulations that permitted wagering through instant racing terminals as a form of pari-mutuel wagering at Portland Meadows (the "Instant Racing Rules"). In September 2006, the ORC granted a request by Portland Meadows to offer instant

54    MI Developments Inc.      2009

  racing under its 2006-2007 race meet licence. In June 2007, the ORC, acting under the advice of the Oregon Attorney General, temporarily suspended and began proceedings to repeal the Instant Racing Rules. In September 2007, the ORC denied a request by Portland Meadows to offer instant racing under its 2007-2008 race meet licence. In response to this denial, MEC requested the holding of a contested case hearing, which took place in January 2008. On February 27, 2008, the Office of Administrative Hearings released a proposed order in MEC's favour, approving instant racing as a legal form of wager at Portland Meadows. However, on April 25, 2008, the ORC issued an order rejecting that recommendation. Based primarily on the ORC's order to reject the Office of Administrative Hearings' recommendation, MEC recorded an impairment charge of $3.1 million, included in discontinued operations, in the nine months ended September 30, 2008 related to the instant racing terminals and build-out of the instant racing facility.

7.     EARNINGS (LOSS) PER SHARE

Diluted earnings (loss) per share for the three-month and nine-month periods ended September 30, 2009 and 2008 are computed as follows:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2009	(restated — note 1(e)) 2008	2009	(restated — note 1(e)) 2008
Income from continuing operations	$28,027	$14,909	$29,647	$52,578
Income (loss) from discontinued operations	—	1,920	864	(10,387)

Net income attributable to MID	$28,027	$16,829	$30,511	$42,191

Weighted average number of Class A
Subordinate Voting and Class B Shares outstanding during the period (in thousands)	46,708	46,708	46,708	46,708

Diluted earnings (loss) per Class A
Subordinate Voting or Class B Share
— from continuing operations	$0.60	$0.32	$0.63	$1.12
— from discontinued operations	—	0.04	0.02	(0.22)

	$0.60	$0.36	$0.65	$0.90

The computation of diluted earnings (loss) per share for the three-month and nine-month periods ended September 30, 2009 excludes the effect of the potential exercise of 486,544 (2008 — 506,544) and 494,544 (2008 — 516,544) options, respectively, to acquire Class A Subordinate Voting Shares of the Company because the effect would be anti-dilutive.

MI Developments Inc.      2009    55

8.     REAL ESTATE PROPERTIES

As at	September 30, 2009	(restated — note 1(e)) December 31, 2008
Real Estate Business
Revenue-producing properties
Land	$219,242	$207,454
Buildings, parking lots and roadways — cost	1,412,897	1,334,858
Buildings, parking lots and roadways — accumulated depreciation	(407,228)	(355,360)

	1,224,911	1,186,952

Development properties
Land and improvements(i)	167,298	209,218
Properties under development	2,300	1,163

	169,598	210,381

Properties held for sale(ii)	—	486

	1,394,509	1,397,819

MEC(1)
Revenue-producing racetrack properties
Land and improvements	—	171,467
Buildings — cost	—	517,012
Assets under capital lease — cost	—	45,648
Buildings — accumulated depreciation	—	(124,748)
Assets under capital lease — accumulated depreciation	—	(13,196)
Construction in progress	—	7,271

	—	603,454

Under-utilized racetrack real estate	—	76,130

Revenue-producing non-racetrack properties
Land and improvements	—	153
Buildings — cost	—	1,972
Buildings — accumulated depreciation	—	(8)

	—	2,117

	—	681,701

Eliminations (note 19(a))(i)	—	(55,337)

Consolidated	$1,394,509	$2,024,183

(1)
MEC's net assets were deconsolidated from the Company's consolidated balance sheet as of the Petition Date (note 1(a)).

(i)
During the year ended December 31, 2007, the Real Estate Business acquired certain lands included in "development properties" from MEC. Prior to the Petition Date (note 1(a)), the Real Estate Business had recorded the cost of these lands at the exchange amount of the consideration paid (including transaction costs) and the excess of such exchange amount over MEC's carrying values of such properties was eliminated in determining the consolidated carrying values of such properties. Subsequent to the Petition Date, such excess amount of $50.5 million has been netted against the Real Estate Business' carrying values of such properties. The remaining portion of the amount eliminated at December 31, 2008 related to interest incurred by MEC on project financing facilities with the MID Lender (note 19(a)) that had been capitalized to MEC's real estate properties.

56    MI Developments Inc.      2009

(ii)
During the nine-month period ended September 30, 2008, one of the Real Estate Business' properties consisting of land and a vacant building was written down by $0.5 million, from $1.0 million to $0.5 million, to reflect its expected net realizable value as a result of the Real Estate Business reclassifying the property from "revenue-producing properties" to "properties held for sale". On August 14, 2009, the Company completed the sale of this property for cash consideration of $0.8 million and realized a gain on disposal of $0.3 million during the three-month period ended September 30, 2009.

9.     OTHER ASSETS

Other assets consist of:

As at	September 30, 2009	(restated — note 1(e)) December 31, 2008
Real Estate Business
Deferred lease acquisition costs	$1,499	$540
Long-term receivables	572	558
Other	—	12

	2,071	1,110

MEC(1)
Equity investments	—	28,717
Deposits	—	2,500
Deferred development costs	—	1,970
Goodwill	—	487
Other	—	416

	—	34,090

Consolidated	$2,071	$35,200

(1)
MEC's net assets were deconsolidated from the Company's consolidated balance sheet as of the Petition Date (note 1(a)).

10.  BANK INDEBTEDNESS

The Real Estate Business has an unsecured senior revolving credit facility in the amount of $50.0 million that is available by way of U.S. or Canadian dollar loans or letters of credit (the "MID Credit Facility"). In January 2009, the maturity date of the MID Credit Facility was extended from January 21, 2009 to December 18, 2009, unless further extended with the consent of both parties. Interest on drawn amounts is calculated based on an applicable margin determined by the Real Estate Business' ratio of funded debt to earnings before interest, income tax expense, depreciation and amortization. The Real Estate Business is subject to the lowest applicable margin available, with drawn amounts incurring interest at LIBOR or bankers' acceptance rates, in each case plus 2.75%, or the U.S. base or Canadian prime rate, in each case plus 1.75%. At September 30, 2009 and December 31, 2008, the Real Estate Business had no borrowings under the MID Credit Facility, but had issued letters of credit totalling $0.2 million.

MI Developments Inc.      2009    57

11.  ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

Accounts payable and accrued liabilities consist of:

As at	September 30, 2009	(restated — note 1(e)) December 31, 2008
Real Estate Business
Accounts payable	$1,266	$3,094
Accrued salaries and wages	586	902
Accrued interest payable	4,053	356
Other accrued liabilities	13,078	8,059

	18,983	12,411

MEC(1)
Accounts payable	—	53,180
Accrued salaries and wages	—	8,576
Customer deposits	—	2,617
Joint venture funding obligation	—	9,092
Other accrued liabilities	—	35,595

	—	109,060

Consolidated	$18,983	$121,471

(1)
MEC's net assets were deconsolidated from the Company's consolidated balance sheet as of the Petition Date (note 1(a)).

12.  OTHER LONG-TERM LIABILITIES

Other long-term liabilities consist of:

As at	September 30, 2009	(restated — note 1(e)) December 31, 2008
MEC(1)
Finance obligation	$—	$9,039
Deferred revenue	—	2,772
Postretirement and pension liabilities	—	3,302
Fair value of interest rate swaps (note 18)	—	3,162
Other	—	698

	$—	$18,973

(1)
MEC's net assets were deconsolidated from the Company's consolidated balance sheet as of the Petition Date (note 1(a)).

58    MI Developments Inc.      2009

13.  CONTRIBUTED SURPLUS

Changes in the Company's contributed surplus are shown in the following table:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2009	(restated — note 1(e)) 2008	2009	(restated — note 1(e)) 2008
Contributed surplus, beginning of period	$57,109	$56,662	$57,062	$46,608
Stock-based compensation	19	312	66	574
Gain on related party asset sale	—	—	—	9,792

Contributed surplus, end of period	$57,128	$56,974	$57,128	$56,974

14.  ACCUMULATED OTHER COMPREHENSIVE INCOME

Changes in the Company's accumulated other comprehensive income are shown in the following table:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2009	(restated — note 1(e)) 2008	2009	(restated — note 1(e)) 2008
Accumulated other comprehensive income, beginning of period	$153,544	$287,044	$161,827	$251,267
Change in fair value of interest rate swaps, net of taxes and noncontrolling interest	—	(24)	92	5
Foreign currency translation adjustment, net of noncontrolling interest(i)	38,148	(55,491)	49,623	(19,743)
Reclassification to income upon deconsolidation of MEC (note 1(a))	—	—	(19,850)	—

Accumulated other comprehensive income, end of period(ii)	$191,692	$231,529	$191,692	$231,529

(i)
The Company incurs unrealized foreign currency translation gains and losses related to its self-sustaining operations having functional currencies other than the U.S. dollar. During the three-month and nine-month periods ended September 30, 2009, the Company reported currency translation gains due to a strengthening against the U.S. dollar of the currencies (primarily the Canadian dollar and the euro) in which the Company operates. During the three-month and nine-month periods ended September 30, 2008, the Company reported currency translation losses due to a weakening against the U.S. dollar of the currencies (primarily the Canadian dollar and the euro) in which the Company operates.

(ii)
Accumulated other comprehensive income consists of:

As at	September 30, 2009	(restated — note 1(e)) December 31, 2008
Foreign currency translation adjustment, net of noncontrolling interest	$191,692	$163,567
Fair value of interest rate swaps, net of taxes and noncontrolling interest	—	(1,012)
Unrecognized pension actuarial losses, net of noncontrolling interest	—	(728)

	$191,692	$161,827

MI Developments Inc.      2009    59

15.  NONCONTROLLING INTEREST

  Changes in the noncontrolling interest of MEC are shown in the following table:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2009	(restated — note 1(e)) 2008	2009	(restated — note 1(e)) 2008
Noncontrolling interest, beginning of period	$—	$123,675	$24,182	$142,037
MEC's stock-based compensation	—	35	23	115
Disgorgement payment received from noncontrolling interest(i)	—	—	420	—
Comprehensive income (loss):
Net loss attributable to the noncontrolling interest	—	(22,389)	(6,308)	(50,847)
Other comprehensive income (loss) attributable to the noncontrolling interest
Change in fair value of interest rate swaps, net of taxes	—	(20)	79	7
Foreign currency translation adjustment	—	(342)	(74)	617
Gain on related party asset sale	—	—	—	8,435
MEC's issuance of shares	—	—	—	595
MEC's stock consolidation	—	(29)	—	(29)
Reclassification to income upon deconsolidation of MEC (note 1(a))	—	—	(18,322)	—

Noncontrolling interest, end of period	$—	$100,930	$—	$100,930

(i)
In January 2009, MEC received notice from an institutional shareholder holding more than 10% of MEC's outstanding shares that such institution had completed various transactions involving MEC Class A Stock which were determined to be in violation of Section 16 of the Securities Exchange Act of 1934 (the "Act"). In efforts to regain compliance with Section 16 of the Act, the institution was required to file reports with the Securities and Exchange Commission of the institution's holdings in, and transactions involving, MEC Class A Stock and determined that, based on transactions completed in 2003 and 2004, a disgorgement payment of $0.4 million, representing "short-swing profits" realized by the institution, was required to be made to MEC. The Company accounted for the cash receipt as an increase to the noncontrolling interest in MEC.

16.  STOCK-BASED COMPENSATION

(a)
On August 29, 2003, the Board approved the Incentive Stock Option Plan (the "MID Plan"), which allows for the grant of stock options or stock appreciation rights to directors, officers, employees and consultants. Amendments to the MID Plan were approved by the Company's shareholders at the May 11, 2007 Annual and Special Meeting, and became effective on June 6, 2007. At September 30, 2009, a maximum of 2.61 million MID Class A Subordinate Voting Shares are available to be issued under the MID Plan.

  MID has granted stock options to certain directors and officers to purchase MID Class A Subordinate Voting Shares. Such options have generally been granted with 1/5th of the options vesting on the date of grant and the remaining options vesting over a period of four years at a rate of 1/5th on each anniversary of the date of grant. Options expire on the tenth anniversary of the date of grant, subject to earlier cancellation in the events specified in the stock option agreement entered into by MID with each recipient of options.

60    MI Developments Inc.      2009

  A reconciliation of the changes in stock options outstanding is presented below:

	2009		2008
	Number	Weighted Average Exercise Price (Cdn. $)	Number	Weighted Average Exercise Price (Cdn. $)
Stock options outstanding, January 1	494,544	34.83	516,544	35.09
Cancelled or forfeited	(8,000)	39.12	—	—

Stock options outstanding, March 31	486,544	34.76	516,544	35.09
Expired	—	—	(10,000)	41.17

Stock options outstanding, June 30	486,544	34.76	506,544	34.97
Cancelled or forfeited	(60,000)	32.15	(6,000)	41.17

Stock options outstanding, September 30	426,544	35.12	500,544	34.89

Stock options exercisable, September 30	376,544	34.56	381,544	34.16

  On November 10, 2009, subsequent to the consolidated balance sheet date, the Board approved (on a recommendation from the Corporate Governance & Compensation Committee) granting to the outside directors and to management stock options to acquire the Company's Class A Subordinate Voting Shares.

  Each outside director was granted 20,000 options (an aggregate of 120,000 options). Mr. Mills was granted 200,000 options. Each of Messrs. Crofts and Liscio was granted 50,000 options. Mr. Cameron was granted 25,000 options and Mr. Kumer, the Company's Vice-President, Real Estate, was granted 10,000 options. In all cases, the options granted will vest 50% on the date of grant, 25% on the first anniversary of the date of grant and 25% on the second anniversary of the date of grant. The options expire on the tenth anniversary of the date of grant, subject to earlier cancellation in the events specified in the stock option agreement to be entered into by MID with each recipient of options. The date of grant for the options will be November 12, 2009, being the second business day after the release of the Company's results for the three-month and nine-month periods ended September 30, 2009 and the exercise price of the options will be the closing price of the Company's Class A Subordinate Voting Shares on the TSX on November 11, 2009.

  The Company estimates the fair value of stock options granted at the date of grant using the Black-Scholes option valuation model. The Black-Scholes option valuation model was developed for use in estimating the fair value of freely traded options, which are fully transferable and have no vesting restrictions. In addition, this model requires the input of subjective assumptions, including expected dividend yields, future stock price volatility and expected time until exercise. Although the assumptions used reflect management's best estimates, they involve inherent uncertainties based on market conditions outside of the Company's control. Because the Company's outstanding stock options have characteristics that are significantly different from those of traded options, and because changes in any of the assumptions can materially affect the fair value estimate, in management's opinion, the existing model does not necessarily provide the only measure of the fair value of the Company's stock options.

  Effective November 3, 2003, MID established a Non-Employee Director Share-Based Compensation Plan (the "DSP"), which provides for a deferral of up to 100% of each outside director's total annual remuneration from the Company, at specified levels elected by each director, until such director ceases to be a director of the Company. The amounts deferred are reflected by notional deferred share units ("DSUs") whose value reflects the market price of the Company's Class A Subordinate Voting Shares at the time that the particular payment(s) to the director is determined. The value of a DSU will appreciate or depreciate with changes in the market price of the Class A Subordinate Voting Shares. The DSP also takes into account any dividends paid on the Class A Subordinate Voting Shares. Effective January 1, 2005, all directors were required to receive at least 50% of their Board and Committee compensation fees

MI Developments Inc.      2009    61

  (excluding Special Committee fees, effective January 1, 2006) in DSUs. On January 1, 2008, the DSP was amended such that this 50% minimum requirement is only applicable to Board retainer fees. Under the DSP, when a director leaves the Board, the director receives a cash payment at an elected date equal to the value of the accrued DSUs at such date. There is no option under the DSP for directors to receive Class A Subordinate Voting Shares in exchange for DSUs.

  A reconciliation of the changes in DSUs outstanding is presented below:

	2009	2008
DSUs outstanding, January 1	80,948	41,452
Granted	32,815	6,012
Redeemed	(11,245)	—

DSUs outstanding, March 31	102,518	47,464
Granted	21,540	5,579
Redeemed	(25,536)	—

DSUs outstanding, June 30	98,522	53,043
Granted	15,118	8,194

DSUs outstanding, September 30	113,640	61,237

  During the three-month and nine-month periods ended September 30, 2009, the Real Estate Business recognized stock-based compensation expense of $0.8 million (2008 — $0.3 million) and $1.3 million (2008 — $0.6 million), respectively, which includes an expense of $0.7 million (2008 — $3 thousand) and $1.2 million (2008 — $27 thousand), respectively, pertaining to DSUs.

(b)
During the nine-month period ended September 30, 2008, MEC issued 21,687 shares of MEC Class A Stock to MEC's directors in payment of services rendered. As a result, the Company recognized a dilution loss of $0.4 million in the nine-month period ended September 30, 2008, which is included in "other gains, net".

62    MI Developments Inc.      2009

17.  DETAILS OF CASH FROM OPERATING ACTIVITIES

(a)
Items not involving current cash flows are shown in the following table:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2009	(restated — note 1(e)) 2008	2009	(restated — note 1(e)) 2008
Real Estate Business
Gain on disposal of real estate	$(263)	$—	$(263)	$—
Straight-line rent adjustment	237	(4)	553	(38)
Interest and other income from MEC	(12,362)	(2,295)	(31,247)	(4,823)
Stock-based compensation expense	768	315	1,265	601
Write-down of long-lived assets	—	—	—	450
Depreciation and amortization	10,583	10,956	30,479	33,359
Future income taxes	125	(942)	(1,276)	1,617
Deconsolidation adjustment to the carrying values of amounts due from MEC	—	—	504	—
Other	80	126	226	301

	(832)	8,156	241	31,467

MEC(1)
Stock-based compensation expense	—	36	23	267
Depreciation and amortization	—	11,362	7,014	33,634
Amortization of debt issuance costs	—	2,896	3,346	8,046
Write-down of MEC's long-lived assets	—	—	—	5,000
Deconsolidation adjustment to the carrying value of the investment in MEC	—	—	46,173	—
Other gains, net	—	(19)	—	(1,589)
Future income taxes	—	—	—	1,521
Equity loss (income)	—	708	(65)	2,609
Other	—	(373)	20	592

	—	14,610	56,511	50,080

Eliminations (note 19(a))	—	(371)	(339)	(2,535)

Consolidated	$(832)	$22,395	$56,413	$79,012

(1)
The results for the three-month period ended September 30, 2009 do not include the results of MEC, while the results for the nine-month period ended September 30, 2009 include the results of MEC up to March 5, 2009 (note 1(a)).

MI Developments Inc.      2009    63

(b)
Changes in non-cash balances are shown in the following table:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2009	(restated — note 1(e)) 2008	2009	(restated — note 1(e)) 2008
Real Estate Business
Accounts receivable	$(1,070)	$3,428	$(1,246)	$4,169
Loans receivable from MEC, net	(41)	(321)	(720)	(654)
Prepaid expenses and other	350	—	(1,142)	129
Accounts payable and accrued liabilities	5,328	1,297	5,264	6,277
Income taxes	92	(10,277)	676	(8,658)
Deferred revenue	380	(1,689)	(565)	(515)

	5,039	(7,562)	2,267	748

MEC(1)
Restricted cash	—	(1,625)	189	14,906
Accounts receivable	—	10,191	(18,624)	8,935
Prepaid expenses and other	—	1,654	(2,076)	(4,685)
Accounts payable and accrued liabilities	—	(252)	11,289	(29,042)
Income taxes	—	860	48	2,405
Loans payable to MID, net	—	321	653	654
Deferred revenue	—	111	217	(1,456)

	—	11,260	(8,304)	(8,283)

Eliminations (note 19(a))	—	99	(43)	381

Consolidated	$5,039	$3,797	$(6,080)	$(7,154)

(1)
The results for the three-month period ended September 30, 2009 do not include the results of MEC, while the results for the nine-month period ended September 30, 2009 include the results of MEC up to March 5, 2009 (note 1(a)).

18.  DERIVATIVE FINANCIAL INSTRUMENTS AND FAIR VALUE INFORMATION

The Company periodically purchases foreign exchange forward contracts to hedge specific anticipated foreign currency transactions. At September 30, 2009, the Company had no foreign exchange forward contracts (December 31, 2008 — foreign exchange forward contracts to purchase 4.2 million euros and sell $5.6 million). The contracts at December 31, 2008 were entered into by a wholly-owned subsidiary of the Real Estate Business with a U.S. dollar functional currency to mitigate its foreign exchange exposure under a euro denominated short-term loan payable to another wholly-owned subsidiary of the Real Estate Business that has the euro as its functional currency.

The following tables summarize the impact of these derivative financial instruments on the Company's unaudited interim consolidated financial statements as at September 30, 2009 and for the three-month and nine-month periods then ended:

As at	September 30, 2009
Derivatives not designated as hedging instruments
Foreign exchange forward contracts (included in "prepaid expenses and other")	$—

Three Months Ended September 30, 2009	Location of Loss Recognized in Income on Derivatives	Amount of Loss Recognized in Income on Derivative
Derivatives not designated as hedging instruments
Foreign exchange forward contracts	Foreign Exchange Gains (Losses)	$(26)

64    MI Developments Inc.      2009

Nine Months Ended September 30, 2009	Location of Loss Recognized in Income on Derivatives	Amount of Loss Recognized in Income on Derivative
Derivatives not designated as hedging instruments
Foreign exchange forward contracts	Foreign Exchange Gains (Losses)	$(516)

The following table represents information related to the Company's financial instruments measured at fair value on a recurring basis and the level within the fair value hierarchy, as prescribed by Codification Topic 820, "Fair Value Measurements and Disclosures", in which the fair value measurements fall:

As at September 30, 2009	Quoted Prices in Active Markets for Identical Assets or Liabilities (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets carried at fair value
Cash and cash equivalents	$127,705	$—	$—
Restricted cash	458	—	—

19.  TRANSACTIONS WITH RELATED PARTIES

Mr. Frank Stronach, who serves as the Chairman of the Company, Magna and MEC, and three other members of his family are trustees of the Stronach Trust. The Stronach Trust controls the Company through the right to direct the votes attaching to 66% of the Company's Class B Shares. Magna is controlled by M Unicar Inc. ("M Unicar"), a Canadian holding company whose shareholders consist of the Stronach Trust and certain members of Magna's management. M Unicar indirectly owns Magna Class A Subordinate Voting Shares and Class B Shares representing in aggregate approximately 65% of the total voting power attaching to all Magna's shares. The Stronach Trust indirectly owns the shares carrying the substantial majority of the votes of M Unicar. As the Company and Magna may be considered to be under the common control of the Stronach Trust, they are considered to be related parties for accounting purposes.

(a)  Loans to MEC

  (i)
  2007 MEC Bridge Loan

    On September 13, 2007, MID announced that the MID Lender had agreed to provide MEC with a bridge loan of up to $80.0 million (subsequently increased to $125.0 million as discussed below) through a non-revolving facility (the "2007 MEC Bridge Loan").

    The 2007 MEC Bridge Loan is secured by certain assets of MEC, including first ranking security over the Dixon and Thistledown lands, second ranking security over Golden Gate Fields and third ranking security over Santa Anita Park. In addition, the 2007 MEC Bridge Loan is guaranteed by certain MEC subsidiaries and MEC has pledged the shares and all other interests MEC has in each of the guarantor subsidiaries (or provided negative pledges where a pledge was not possible due to regulatory constraints or due to a pledge to an existing third-party lender).

    The 2007 MEC Bridge Loan initially had a maturity date of May 31, 2008 and bore interest at a rate per annum equal to LIBOR plus 10.0% prior to December 31, 2007, at which time the interest rate on outstanding and subsequent advances was increased to LIBOR plus 11.0%. On February 29, 2008, the interest rate on outstanding and subsequent advances under the 2007 MEC Bridge Loan was increased by a further 1.0% (set at 12.2% at September 30, 2009 and at 12.5% at December 31, 2008).

    During the year ended December 31, 2008, the maximum commitment under the 2007 MEC Bridge Loan was increased from $80.0 million to $125.0 million, MEC was given the ability to re-borrow

MI Developments Inc.      2009    65

    $26.0 million that had been repaid during the year ended December 31, 2008 from proceeds of asset sales and MEC was permitted to use up to $3.0 million to fund costs associated with the November 2008 gaming referendum in Maryland. In addition, the maturity date of the 2007 MEC Bridge Loan was extended from May 31, 2008 to March 31, 2009. However, as a result of the November 2008 Reorganization Proposal not proceeding (note 3), such maturity date was accelerated to March 20, 2009. As a result of MEC's Chapter 11 filing on March 5, 2009 (note 1(a)), the 2007 MEC Bridge Loan was not repaid when due. Interest on the 2007 MEC Bridge Loan accrues during the Debtors' Chapter 11 process rather than being paid currently in cash.

    The MID Lender received an arrangement fee of $2.4 million (3% of the commitment) at closing in 2007 and received an additional arrangement fee of $0.8 million on February 29, 2008 (1% of the then current commitment). In connection with the amendments and maturity extensions during the year ended December 31, 2008, the MID Lender received aggregate fees of $7.0 million. The MID Lender also received a commitment fee equal to 1% per annum of the undrawn facility. All fees, expenses and closing costs incurred by the MID Lender in connection with the 2007 MEC Bridge Loan and the changes thereto were paid by MEC.

    At September 30, 2009, $135.0 million (December 31, 2008 — $123.5 million, net of $1.8 million of unamortized deferred arrangement fees) due under the fully drawn 2007 MEC Bridge Loan was included in the Real Estate Business' current portion of "loans receivable from MEC, net" on the Company's consolidated balance sheet. MEC's current portion of "loans payable to MID, net" on the Company's consolidated balance sheet at December 31, 2008 includes an aggregate amount of borrowings and interest payable of $123.4 million, net of $2.0 million of unamortized deferred financing costs.

  (ii)
  MEC Project Financings

    The MID Lender has made available separate project financing facilities to Gulfstream Park Racing Association, Inc. ("GPRA") and Remington Park, Inc., the wholly-owned subsidiaries of MEC that own and/or operate Gulfstream Park and Remington Park, respectively, in the amounts of $162.3 million and $34.2 million, respectively, plus costs and capitalized interest in each case as discussed below (together, the "MEC Project Financing Facilities"). The MEC Project Financing Facilities were established with a term of 10 years (except as described below for the two slot machine tranches of the Gulfstream Park project financing facility) from the relevant completion dates for the construction projects at Gulfstream Park and Remington Park, which occurred in February 2006 and November 2005, respectively.

    The Remington Park project financing and the Gulfstream Park project financing contain cross-guarantee, cross-default and cross-collateralization provisions. The Remington Park project financing is secured by all assets of the borrower (including first ranking security over the Remington Park leasehold interest), excluding licences and permits, and is guaranteed by the MEC subsidiaries that own Gulfstream Park and the Palm Meadows Training Center. The security package also includes second ranking security over the lands owned by Gulfstream Park and second ranking security over the Palm Meadows Training Center and the shares of the owner of the Palm Meadows Training Center (in each case, behind security granted for the Gulfstream Park project financing). In addition, the borrower has agreed not to pledge any licences or permits held by it and MEC has agreed not to pledge the shares of the borrower or the owner of Gulfstream Park. The Gulfstream Park project financing is guaranteed by MEC's subsidiaries that own and operate the Palm Meadows Training Center and Remington Park and is secured principally by security over the lands (or, in the case of Remington Park, over the leasehold interest) forming part of the operations at Gulfstream Park, the Palm Meadows Training Center and Remington Park and over all other assets of Gulfstream Park, the Palm Meadows Training Center and Remington Park, excluding licences and permits (which cannot be subject to security under applicable legislation).

    In July 2006 and December 2006, the Gulfstream Park project financing facility was amended to increase the amount available from $115.0 million (plus costs and capitalized interest) by adding new tranches of up to $25.8 million (plus costs and capitalized interest) and $21.5 million (plus costs

66    MI Developments Inc.      2009

    and capitalized interest), respectively. Both tranches were established to fund MEC's design and construction of slot machine facilities located in the existing Gulfstream Park clubhouse building, as well as related capital expenditures and start-up costs, including the acquisition and installation of slot machines. The new tranches of the Gulfstream Park project financing facility both were established with a maturity date of December 31, 2011. Interest under the December 2006 tranche was capitalized until May 1, 2007, at which time monthly blended payments of principal and interest became payable to the MID Lender based on a 25-year amortization period commencing on such date. The July 2006 and December 2006 amendments did not affect the fact that the Gulfstream Park project financing facility continues to be cross-guaranteed, cross-defaulted and cross-collateralized with the Remington Park project financing facility.

    Amounts outstanding under each of the MEC Project Financing Facilities bear interest at a fixed rate of 10.5% per annum, compounded semi-annually and require repayment in monthly blended payments of principal and interest based on a 25-year amortization period under each of the MEC Project Financing Facilities. Since the completion date for Remington Park, there has also been in place a mandatory annual cash flow sweep of not less than 75% of Remington Park's total excess cash flow, after permitted capital expenditures and debt service, which is used to pay capitalized interest on the Remington Park project financing facility plus a portion of the principal under the facility equal to the capitalized interest on the Gulfstream Park project financing facility. For the three-month period ended September 30, 2009, no such payments were made (2008 — nil) given the MEC Chapter 11 proceedings and for the nine-month period ended September 30, 2009, $2.0 million (2008 — $1.7 million) of such payments were made. During the three months ended March 31, 2008, Remington Park agreed to purchase 80 Class III slot machines from GPRA with funding from the Remington Park project financing facility. Accordingly, $1.0 million was advanced under the existing Remington Park project financing facility during the three months ended March 31, 2008.

    In September 2007, the terms of the Gulfstream Park project financing facility were amended such that: (i) MEC was added as a guarantor under that facility; (ii) the borrower and all of the guarantors agreed to use commercially reasonable efforts to implement the MEC Debt Elimination Plan (note 4), including the sale of specific assets by the time periods listed in the MEC Debt Elimination Plan; and (iii) the borrower became obligated to repay at least $100.0 million under the Gulfstream Park project financing facility on or prior to May 31, 2008.

    During the year ended December 31, 2008, the deadline for repayment of at least $100.0 million under the Gulfstream Park project financing facility was extended from May 31, 2008 to March 31, 2009. However, as a result of the November 2008 Reorganization Proposal not proceeding (note 3), such maturity date was accelerated to March 20, 2009. In connection with the amendments and maturity extensions during the year ended December 31, 2008, the MID Lender received aggregate fees of $3.0 million. As a result of the Debtors' Chapter 11 filing on March 5, 2009 (note 1(a)), the repayment of at least $100.0 million under the Gulfstream Park project financing facility was not made when due.

    During MEC's Chapter 11 process, monthly principal and interest payments, as well as the quarterly excess cash flow sweeps, under the MEC Project Financing Facilities are stayed and interest accrues rather than being paid currently in cash.

    At September 30, 2009, there were balances of $180.9 million and $24.1 million (net of $261 thousand and $35 thousand, respectively, of carrying value adjustments upon the deconsolidation of MEC — note 1(a)) due under the Gulfstream Park project financing facility and the Remington Park project financing facility, respectively. At December 31, 2008, there were balances of $169.5 million (net of $1.5 million of unamortized deferred arrangement fees) and $25.0 million due under the Gulfstream Park project financing facility and the Remington Park project financing facility, respectively. The current portion of the MEC Project Financing Facilities included in the Real Estate Business' "loans receivable from MEC, net" at December 31, 2008 was $100.7 million (net of $1.5 million of unamortized deferred arrangement fees), including the required $100.0 million repayment discussed above. The current portion of the MEC Project Financing Facilities, as reflected in MEC's "loans payable to MID, net" on the Company's consolidated balance sheet at

MI Developments Inc.      2009    67

    December 31, 2008, is $100.7 million (including $0.4 million in MEC's "discontinued operations" (note 4)), net of unamortized deferred financing costs of $1.5 million. The non-current portion of the MEC Project Financing Facilities, as reflected in MEC's "loans payable to MID, net" on the Company's consolidated balance sheet at December 31, 2008, is $90.0 million, net of unamortized deferred financing costs of $3.8 million (including $23.6 million, net of $1.0 million of unamortized deferred financing costs, in MEC's "discontinued operations" (note 4)).

    In connection with the Gulfstream Park project financing facility, MEC has placed into escrow (the "Gulfstream Escrow") with the MID Lender proceeds from an asset sale which occurred in fiscal 2005 and certain additional amounts necessary to ensure that any remaining Gulfstream Park construction costs (including the settlement of liens on the property) can be funded, which escrowed amount has been and will be applied against any such construction costs. At September 30, 2009, the amount held under the Gulfstream Escrow was $0.5 million (December 31, 2008 — $0.9 million). All funds in the Gulfstream Escrow are reflected as the Real Estate Business' "restricted cash" and "due to MEC" on the Company's consolidated balance sheets.

  (iii)
  2008 MEC Loan

    On November 26, 2008, concurrent with the announcement of the November 2008 Reorganization Proposal (note 3), MID announced that the MID Lender had agreed to provide MEC with the 2008 MEC Loan of up to a maximum commitment, subject to certain conditions being met, of $125.0 million (plus costs and fees). The 2008 MEC Loan bears interest at the rate of LIBOR plus 12.0%, is guaranteed by certain subsidiaries of MEC and is secured by substantially all the assets of MEC (subject to prior encumbrances). The 2008 MEC Loan has been made available through two tranches of a non-revolving facility.

    •
    Tranche 1

      Tranche 1 in the amount of up to $50.0 million (plus costs and fees) was made available to MEC solely to fund (i) operations, (ii) payments of principal or interest and other costs under the 2008 MEC Loan and under other loans provided by the MID Lender to MEC, (iii) mandatory payments of interest in connection with other of MEC's existing debt, (iv) maintenance capital expenditures and (v) capital expenditures required pursuant to the terms of certain of MEC's joint venture arrangements with third parties.

      In connection with Tranche 1 of the 2008 MEC Loan, the MID Lender charged an arrangement fee of $1.0 million (2% of the commitment), such amount being capitalized to the outstanding balance of Tranche 1 of the 2008 MEC Loan. The MID Lender was also entitled to a commitment fee equal to 1% per annum of the undrawn facility. All fees, expenses and closing costs incurred by the MID Lender in connection with the 2008 MEC Loan are capitalized to the outstanding balance of Tranche 1 of the 2008 MEC Loan.

      Tranche 1 had an initial maturity date of March 31, 2009 but as a result of the November 2008 Reorganization Proposal not proceeding (note 3), such maturity date was accelerated to March 20, 2009. As a result of the Debtors' Chapter 11 filing on March 5, 2009 (note 1(a)), Tranche 1 of the 2008 MEC Loan was not repaid when due.

    •
    Tranche 2

      Tranche 2 in the amount of up to $75.0 million (plus costs and fees) was to be used by MEC solely to fund (i) up to $45.0 million (plus costs and fees) in connection with the application by MEC's subsidiary Laurel Park for a Maryland slots licence and related matters and (ii) up to $30.0 million (plus costs and fees) in connection with the construction of the temporary slots facility at Laurel Park, following receipt of the Maryland slots licence. In addition to being secured by substantially all the assets of MEC, Tranche 2 of the 2008 MEC Loan was also to be guaranteed by the MJC group of companies and secured by all of such companies' assets.

      In February 2009, MEC's subsidiary, Laurel Park, submitted an application for a Maryland video lottery terminal licence (the "MEC VLT Application") and drew $28.5 million under Tranche 2 of the

68    MI Developments Inc.      2009

      2008 MEC Loan in order to place the initial licence fee in escrow pending resolution of certain issues associated with the application. Subsequently, MEC was informed by the Maryland VLT Facility Location Commission that the MEC VLT Application was not accepted for consideration as it had been submitted without payment of the initial licence fee of $28.5 million. Accordingly, MEC repaid $28.5 million to the MID Lender under Tranche 2 of the 2008 MEC Loan.

      In connection with the February 2009 advance under Tranche 2 of the 2008 MEC Loan, the MID Lender charged an arrangement fee of $0.6 million, such amount being capitalized to the outstanding balance of Tranche 2 of the 2008 MEC Loan. The MID Lender was also entitled to a commitment fee equal to 1% per annum of the undrawn amount made available under Tranche 2 of the 2008 MEC Loan. All fees, expenses and closing costs incurred by the MID Lender in connection with Tranche 2 are capitalized to the outstanding balance of Tranche 2 under the 2008 MEC Loan.

      The initial maturity date of Tranche 2 was December 31, 2011 which, as a result of the MEC VLT Application not being accepted for consideration, was accelerated in accordance with the terms of the loan to May 13, 2009. As a result of the Debtors' Chapter 11 filing on March 5, 2009 (note 1(a)), there is an automatic stay of any action to collect, assert, or recover on the 2008 MEC Loan.

    Interest and fees on the 2008 MEC Loan accrue during MEC's Chapter 11 process rather than being paid currently in cash. At September 30, 2009, $56.7 million (December 31, 2008 — $22.9 million, net of $0.8 million of unamortized deferred arrangement fees) due under the 2008 MEC Loan was included in the Real Estate Business' current portion of "loans receivable from MEC, net" on the Company's consolidated balance sheet. MEC's current portion of "loans payable to MID, net" on the Company's consolidated balance sheet at December 31, 2008 includes borrowings of $22.8 million, net of $0.9 million of unamortized deferred financing costs.

  (iv)
  DIP Loan

    In connection with the Debtors' Chapter 11 filing (note 1(a)), the MID Lender originally agreed to provide a six-month secured non-revolving DIP Loan to MEC in the amount of up to $62.5 million. The DIP Loan initial tranche of up to $13.4 million was made available to MEC on March 6, 2009 pursuant to approval of the Court and an interim order was subsequently entered by the Court on March 13, 2009.

    On April 3, 2009, MEC requested an adjournment until April 20, 2009 for the Court to consider the motion for a final order relating to the DIP Loan. The Court granted the request and authorized an additional $2.5 million being made available to MEC under the DIP Loan pending the April 20, 2009 hearing.

    On April 20, 2009, the DIP Loan was amended to, among other things, (i) extend the maturity from September 6, 2009 to November 6, 2009 in order to allow for a longer marketing period in connection with MEC's asset sales and (ii) reduce the principal amount available from $62.5 million to $38.4 million, with the reduction attributable to the fact that interest on the pre-petition loan facilities between MEC and the MID Lender will accrue during the Chapter 11 process rather than being paid currently in cash. The final terms of the DIP Loan were presented to the Court on April 20, 2009 and the Court entered a final order authorizing the DIP Loan on the amended terms on April 22, 2009.

    Under the terms of the DIP Loan, MEC is required to pay an arrangement fee of 3% under the DIP Loan (on each tranche as it is made available) and advances bear interest at a rate per annum equal to LIBOR plus 12.0% (set at 12.2% at September 30, 2009). MEC is also required to pay a commitment fee equal to 1% per annum on all undrawn amounts.

    The DIP Loan is secured by liens on substantially all assets of MEC and its subsidiaries (subject to prior ranking liens of third parties), as well as a pledge of capital stock of certain guarantors. Under the DIP Loan, MEC may request funds to be advanced on a monthly basis and such funds must be used in accordance with an approved budget. The terms of the DIP Loan contemplate that MEC will sell all or substantially all its assets through an auction process and use the proceeds from the asset sales to repay its creditors, including the MID Lender.

MI Developments Inc.      2009    69

    At September 30, 2009, $32.3 million (net of $0.2 million of unamortized deferred arrangement fees) due under the DIP Loan was included in the current portion of "loans receivable from MEC, net" on the Company's consolidated balance sheet.

    On October 28, 2009, the Court entered a final order authorizing amendments to the DIP Loan, which, among other things, increases the principal amount available thereunder by $26.0 million to up to $64.4 million and extends the maturity date to April 30, 2010. Under the amended DIP Loan, MEC must use its best efforts to market and sell all its assets, including seeking stalking horse bidders, conducting auctions and obtaining sales orders from the Court. If certain assets sale milestones are not satisfied, there will be an event of default and/or additional arrangement fees will be payable by MEC. The other fees and the interest rate payable by MEC to the MID Lender under the amended DIP Loan are unchanged. All advances under the amended DIP Loan must be made in accordance with an approved budget.

    Subsequent to the consolidated balance sheet date, an additional $7.5 million was advanced and $7.6 million was repaid under the DIP Loan, such that as of November 10, 2009, the amount available under the DIP Loan to be borrowed by MEC was $24.5 million.

  To the Petition Date (note 1(a)), approximately $9.4 million of external third-party costs were incurred in association with these loan facilities between MEC and the MID Lender. Prior to the Petition Date, these costs are recognized as deferred financing costs at the MEC segment level and have been amortized into interest expense (of which a portion has been capitalized in the case of the MEC Project Financing Facilities) over the respective term of each of the loan facilities. Prior to the Petition Date, such costs were charged to "general and administrative" expenses at a consolidated level in the periods in which they were incurred.

  All interest and fees charged by the Real Estate Business prior to the Petition Date relating to the loan facilities, including any capitalization and subsequent amortization thereof by MEC, and any adjustments to MEC's related deferred financing costs, have been eliminated from the Company's consolidated results of operations and financial position.

(b)  Magna Lease Terminations

  During the three months ended March 31, 2008, the Real Estate Business and Magna completed a lease termination agreement on a property in the United Kingdom that the Real Estate Business is seeking to redevelop for residential purposes. The Real Estate Business paid Magna $2.0 million to terminate the lease and the termination payment has been included in "real estate properties, net" at September 30, 2009 and December 31, 2008 on the Company's consolidated balance sheets.

  During the three months ended March 31, 2008, the Real Estate Business and Magna also agreed to terminate the lease on a property in Canada. In conjunction with the lease termination, Magna agreed to pay the Company a fee of $3.9 million, which amount has been recognized by the Real Estate Business in "other gains, net" in the Company's unaudited interim consolidated statement of income (loss) for the nine months ended September 30, 2008.

(c)  MEC's Real Estate Sales to Magna

  On March 5, 2009, MEC announced that one of its subsidiaries in Austria had entered into an agreement to sell to a subsidiary of Magna approximately 100 acres of real estate located in Austria (note 5(b)) for a purchase price of approximately 4.6 million euros ($6.0 million). The transaction was completed on April 28, 2009.

  In April 2008, MEC completed the sale to a subsidiary of Magna of 225 acres of excess real estate located in Austria for proceeds of 20.0 million euros ($31.5 million), net of transaction costs. MEC recognized a gain in the nine months ended September 30, 2008 of 11.6 million euros ($18.2 million), net of tax, which was recorded as a contribution of equity in contributed surplus.

70    MI Developments Inc.      2009

(d)  Sale of MEC Real Estate to Joint Venture

  On April 2, 2008, one of MEC's European wholly-owned subsidiaries, Fontana Beteiligungs GmbH ("Fontana"), entered into an agreement to sell real estate with a carrying value of 0.2 million euros ($0.3 million) located in Oberwaltersdorf, Austria to Fontana Immobilien GmbH, an entity in which Fontana had a 50% joint venture equity interest, for 0.8 million euros ($1.2 million). The purchase price was originally payable in instalments according to the sale of apartment units by the joint venture and, in any event, was due no later than April 2, 2009. On August 1, 2008, Fontana sold its 50% joint venture equity interest in Fontana Immobilien GmbH to a related party. The sale price included nominal cash consideration equal to Fontana's initial capital contribution and a future profit participation in Fontana Immobilien GmbH. Fontana and Fontana Immobilien GmbH also agreed to amend the real estate sale agreement such that payment of the purchase price to Fontana was accelerated to, and paid on, August 7, 2008.

20.  COMMITMENTS AND CONTINGENCIES

(a)
In the ordinary course of business activities, the Company may be contingently liable for litigation and claims with, among others, customers, suppliers and former employees. Management believes that adequate provisions have been recorded in the accounts where required. Although it is not possible to accurately estimate the extent of potential costs and losses, if any, management believes, but can provide no assurance, that the ultimate resolution of such contingencies would not have a material adverse effect on the financial position of the Company.

(b)
In addition to the letters of credit issued under the MID Credit Facility (note 10), the Company had $2.7 million of letters of credit issued with various financial institutions at September 30, 2009 to guarantee various development projects. These letters of credit are secured by cash deposits of the Company.

(c)
At September 30, 2009, the Company's contractual commitments related to construction and development projects outstanding amounted to approximately $1.5 million.

(d)
In November 2006, MEC sold its wholly-owned interest in The Meadows, a standardbred racetrack in Pennsylvania, to PA Meadows, LLC, a company jointly owned by William Paulos and William Wortman, controlling shareholders of Millennium Gaming, Inc., and a fund managed by Oaktree Capital Management, LLC. The parties also entered into a racing services agreement whereby MEC pays $50 thousand per annum and continues to operate, for its own account, the racing operations at The Meadows until at least July 2011. Of the gain from the sale of The Meadows, $5.6 million was initially deferred and included in MEC's "other long-term liabilities" representing the estimated net present value of the future operating losses expected over the term of the racing services agreement. Such amount has been recognized as a reduction of "general and administrative" expenses in MEC's results of operations over the term of the racing services agreement. Effective January 1, 2008, The Meadows entered into an agreement with the Meadows Standardbred Owners Association, which expires on December 31, 2009, whereby the horsemen make contributions to subsidize backside maintenance and marketing expenses at The Meadows. As a result, the estimated operating losses expected over the remaining term of the racing services agreement were revised, resulting in $2.0 million of previously deferred gains being recognized in MEC's "other gains" in the nine months ended September 30, 2008.

(e)
On July 21, 2009, the MID Lender was named as a defendant in an action commenced by the Committee in connection with the Debtors' Chapter 11 proceedings. The Committee's action seeks, among other things, recharacterization as equity of the MID Lender's claims in relation to the indebtedness previously advanced to MEC and certain of its subsidiaries, equitable subordination of the MID Lender's claims against the Debtors in the Chapter 11 proceedings and the avoidance of allegedly fraudulent transfers to the MID Lender, including fees, interest and principal repayments received prior to the initiation of the Debtors' Chapter 11 process. In addition, on August 20, 2009, the Court granted the Committee's request to pursue a separate action against MID, the MID Lender and additional parties, including Mr. Frank Stronach, that alleges and seeks damages for, among other things, breach of fiduciary duty owed to MEC and its creditors. Although MID and the MID Lender believe that the Committee's claims against MID and

MI Developments Inc.      2009    71

  the MID Lender are without merit and intend to contest them vigorously, MID can provide no assurance as to the ultimate outcome of the Committee's actions. If the Committee's actions against MID and/or the MID Lender were successful, the value of the MID Lender's pre-petition claims against the Debtors would be substantially less than their carrying value. On September 22, 2009, the Court denied a motion by MID and the MID Lender to dismiss the Committee's claims. The trial of the Committee's claims against the MID Lender is scheduled to commence on January 11, 2010. A result in favour of the Committee at trial, or any settlement of those claims, could have a material adverse effect on MID's results of operations and financial position and any damages, settlement payments or related impairment of loans would be charged to operations as and when such determination was made.

(f)
On August 11, 2009, MID announced that, upon the applications of certain MID Class A shareholders, the Ontario Securities Commission (the "OSC") had called a hearing regarding MID's ability to rely on certain exemptions from the requirements to obtain minority shareholder approval and formal valuations under Multilateral Instrument 61-101 — Protection of Minority Security Holders in Special Transactions in respect of transactions with MEC. The OSC hearing was held on September 9 and 10, 2009 and, on September 14, 2009, the OSC dismissed the applications. As a result, MID intends to rely on exemptions from the requirements to obtain minority approval and formal valuations in respect of transactions with MEC, including bids for MEC assets, if any (see note 2).

21.  CANADIAN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

(a)  Recently Adopted Canadian GAAP Accounting Standards

  (i)
  Goodwill and Intangible Assets

    In February 2008, the Canadian Institute of Chartered Accountants (the "CICA") issued Handbook Section 3064, "Goodwill and Intangible Assets", amended Handbook Section 1000, "Financial Statement Concepts", and Accounting Guideline 11, "Enterprises in the Development Stage", and withdrew Handbook Section 3062, "Goodwill and Other Intangible Assets", and Handbook Section 3450, "Research and Development Costs". Handbook Section 3064 clarifies that costs may only be deferred when they relate to an item that meets the definition of an asset. The concept of matching revenues and expenses remains appropriate only for allocating the cost of an asset that is consumed in generating revenue over multiple reporting periods. Handbook Section 3064 also provides extensive guidance on when expenditures qualify for recognition as intangible assets. These changes are effective for fiscal years beginning on or after October 1, 2008. The Company's adoption of these accounting standards for Canadian GAAP purposes on January 1, 2009 did not have any impact on the Company's unaudited interim consolidated financial statements, nor did it create any reconciling differences between Canadian and U.S. GAAP in the Company's consolidated balance sheets, statements of income (loss) or statements of comprehensive income (loss).

  (ii)
  Business Combinations and Noncontrolling Interests

    In January 2009, the CICA issued Handbook Section 1582, "Business Combinations", Handbook Section 1601, "Consolidated Financial Statements", and Handbook Section 1602, "Non-controlling Interests" and withdrew Handbook Section 1581, "Business Combinations", and Handbook Section 1600, "Consolidated Financial Statements".

    Handbook Section 1582 applies to a transaction in which the acquirer obtains control of one or more businesses. The term "business" is more broadly defined than in the existing standard. Most assets acquired and liabilities assumed, including contingent liabilities that are considered to be improbable, will be measured at fair value. Any interest in the acquiree owned prior to obtaining control will be re-measured at fair value at the acquisition date, eliminating the need for guidance on step acquisitions. Contingent consideration arrangements will be fair valued at the acquisition date and included on that basis in the purchase price consideration. A bargain purchase will result in recognition of a gain. Acquisition costs must be expensed.

72    MI Developments Inc.      2009

    Similar to the requirements of Codification Topic 810, "Consolidation" (note 1(e)), under Handbook Section 1602, any noncontrolling interest is recognized as a separate component of shareholder's equity. Net income (loss) is calculated without deduction for the noncontrolling interest. Rather, net income (loss) is allocated between the controlling and noncontrolling interests.

    Handbook Section 1601 carries forward the requirements of Handbook Section 1600, other than those relating to noncontrolling interests.

    These changes are effective for fiscal years beginning on or after January 1, 2011 but may be adopted early at the beginning of a fiscal year. The Company's adoption of these accounting standards for Canadian GAAP purposes on January 1, 2009 did not have any impact on the Company's unaudited interim consolidated financial statements, nor did it create any reconciling differences between Canadian and U.S. GAAP in the Company's consolidated balance sheets, statements of income (loss) or statements of comprehensive income (loss).

(b)  Reconciliation to Canadian GAAP

  The Company's accounting policies as reflected in these unaudited interim consolidated financial statements do not materially differ from Canadian GAAP except as described in the following tables presenting net income (loss) attributable to MID, earnings (loss) attributable to each MID Class A Subordinate Voting or Class B Share and comprehensive income (loss) attributable to MID under Canadian GAAP:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2009	2008	2009		2008
Net income attributable to MID under U.S. GAAP	$28,027	$16,829	$30,511		$42,191
Interest expense on subordinated notes(i)	—	(321)	6,570	*	(944)
Depreciation and amortization(ii)	—	40	(340	)*	13
Development property carrying costs(iii)	—	159	—		378
Stock-based compensation(iv)	—	—	3,204	*	—
Net gain on related party asset sale(v)	—	122	—		9,914
Foreign currency translation gains (losses)(vi)	95	—	(28,241)		(105)
Other	—	(124)	—		(104)

Net income attributable to MID under Canadian GAAP	$28,122	$16,705	$11,704		$51,343

Basic and diluted earnings (loss) attributable to each MID Class A Subordinate Voting or Class B Share
— continuing operations	$0.60	$0.32	$0.23		$1.39
— discontinued operations	—	0.04	0.02		(0.29)

	$0.60	$0.36	$0.25		$1.10

Comprehensive income (loss) attributable to MID under U.S. GAAP	$66,175	$(38,686)	$60,376		$22,453
Net adjustments to U.S. GAAP net income per above table	95	(124)	(18,807)		9,152
Translation of development property carrying costs(iii)	55	(22)	99		(47)
Foreign currency translation gains (losses)(vi)	(95)	—	28,241		105
Employee defined benefit and postretirement plans(vii)	—	—	(728	)*	—

Comprehensive income (loss) attributable to MID under Canadian GAAP	$66,230	$(38,832)	$69,181		$31,663

  *
  Reflects cumulative impact of Canadian GAAP accounting to MID's investment in MEC being adjusted to nil upon deconsolidation of MEC at the Petition Date (note 1(a)).

MI Developments Inc.      2009    73

  (i)
  Financial Instruments and Long-term Debt

    Under Canadian GAAP, a portion of the face value of MEC's convertible subordinated notes (the "MEC Notes") attributable to the value of the conversion feature at inception is recorded as part of the noncontrolling interest in MEC, rather than as a liability. The remaining value of the MEC Notes at inception is accreted up to their face value on an effective yield basis over the term of the MEC Notes, with the accretion amount being included in MEC's net interest expense. Under U.S. GAAP, the MEC Notes are recorded entirely as debt, resulting in lower net interest expense than under Canadian GAAP.

  (ii)
  Depreciation and Amortization

    Based on the terms of MEC's sale of The Meadows in 2006, the sale of The Meadows' real estate properties and fixed assets is not accounted for as a sale and leaseback, but rather using the financing method of accounting under U.S. GAAP as MEC is deemed to have a continuing interest in the transaction. Accordingly, under U.S. GAAP, such real estate properties and fixed assets were required to remain on the balance sheet and continue to depreciate and $7.2 million of the sale proceeds were required to be deferred at inception and were included in MEC's "other long-term liabilities" on the Company's consolidated balance sheets at December 31, 2008 and 2007. Under U.S. GAAP, these sale proceeds are to be recognized at the point when the transaction subsequently qualifies for sale recognition. Under Canadian GAAP, the disposal of such real estate properties and fixed assets was recognized as a sale transaction.

  (iii)
  Capitalization of Development Property Carrying Costs

    Under both Canadian and U.S. GAAP, certain carrying costs incurred in relation to real estate property held for development are permitted to be capitalized as part of the cost of such property while being held for development. However, Codification Subtopic 970-360, "Real Estate — Property, Plant and Equipment", is more restrictive than CICA Handbook Section 3061, "Property, Plant and Equipment", in relation to the necessary criteria required to capitalize such costs. As a result, certain carrying costs have been capitalized from time to time under Canadian GAAP that are not permitted under U.S. GAAP.

  (iv)
  Stock-based Compensation

    Canadian GAAP requires the expensing of all stock-based compensation awards for fiscal years beginning on or after January 1, 2004. The Company also adopted this policy under U.S. GAAP effective January 1, 2004. However, under U.S. GAAP, the cumulative impact on adoption of stock-based compensation is not recognized in the consolidated financial statements as an adjustment to opening deficit. As a result, prior to the deconsolidation of MEC (note 1(a)), $3.2 million of MEC's stock-based compensation expense related to periods prior to January 1, 2004 are excluded from MID shareholders' equity under U.S. GAAP but not under Canadian GAAP.

  (v)
  MEC Sales to Magna

    Under Canadian GAAP, a gain on the sale of real estate to a related party that owns less than 80% of the vendor's share capital, where the exchange amount is supported by independent evidence, is considered an income item rather than a contribution to equity as required under U.S. GAAP. However, under U.S. GAAP, where the related tax effect of the gain on the related party transaction is offset by the utilization of losses from activities other than the related party transaction, the benefit from such losses is recognized as an income item rather than as a contribution of equity.

  (vi)
  Investment Translation Gains or Losses

    Under Canadian GAAP, investment translation gains or losses are accumulated in the "accumulated other comprehensive income" component of shareholders' equity, and the appropriate amounts of the investment translation gains or losses are reflected in income when there is a reduction resulting from capital transactions in the Company's net investment in the operations that gave rise to such exchange gains and losses. Under U.S. GAAP, the appropriate amounts of the investment translation gains or losses are only reflected in income when there is a sale or partial sale of the Company's

74    MI Developments Inc.      2009

    investment in these operations or upon a complete or substantially complete liquidation of the investment.

  (vii)
  Employee Defined Benefit and Postretirement Plans

    Codification Topic 715, "Compensation — Retirement Benefits" requires employers to recognize the funded status (the difference between the fair value of plan assets and the projected benefit obligations) of a defined benefit postretirement plan as an asset or liability on the consolidated balance sheets with a corresponding adjustment to "accumulated other comprehensive income", net of related tax and minority interest impact. No such adjustment is required under Canadian GAAP.

  (viii)
  Joint Ventures

    Under U.S. GAAP, MEC's investments in joint ventures are accounted for using the equity method of accounting, resulting in MEC's proportionate share of the net income or loss of the joint ventures in which it has an interest being recorded in a single line, "equity loss (income)" on the Company's consolidated statements of income (loss). Similarly, MEC's investment in joint ventures is included in a single line "other assets" on the Company's consolidated balance sheets. Only cash invested by MEC into its interests in joint ventures are reflected in the Company's consolidated statements of cash flows. Under Canadian GAAP, MEC's investments in joint ventures are accounted for using the proportionate consolidation method. MEC's proportionate share of the joint ventures in which it has an interest is added to the consolidated balance sheets, consolidated statements of income (loss) and consolidated statements of cash flows on a line-by-line basis.

The following tables indicate the items in the consolidated balance sheets that would have been affected had the consolidated financial statements been prepared under Canadian GAAP:

As at September 30, 2009
	U.S. GAAP	Property Carrying Costs	Canadian GAAP
Real estate properties, net	$1,394,509	$4,168	$1,398,677
Future tax assets	6,251	(218)	6,033
Future tax liabilities	44,334	1,213	45,547
MID shareholders' equity	1,661,411	2,737	1,664,148

As at December 31, 2008
	U.S. GAAP	Long- term Debt	Benefit Plans	Sale of The Meadows	Property Carrying Costs	Stock- based Comp.	Joint Ventures	Canadian GAAP
Cash and cash equivalents	$144,764	$—	$—	$—	$—	$—	$1,012	$145,776
Accounts receivable	33,915	—	—	—	—	—	363	34,278
Prepaid expenses and other	20,724	—	—	—	—	—	463	21,187
Non-current restricted cash	—	—	—	—	—	—	9,651	9,651
Real estate properties, net	2,024,183	—	—	(6,035)	4,029	—	52,845	2,075,022
Fixed assets, net	71,206	—	—	(181)	—	—	62	71,087
Other assets	35,200	—	—	—	—	—	(25,151)	10,049
Future tax assets	62,781	—	—	(400)	(218)	—	—	62,163
Accounts payable and accrued liabilities	121,471	(96)	—	—	—	—	9,615	130,990
Income taxes payable	10,363	—	—	—	—	—	5	10,368
Long-term debt due within one year	82,649	—	—	—	—	—	22,125	104,774
Note obligation due within one year, net	74,601	(875)	—	—	—	—	—	73,726
Note obligation, net	149,015	(2,723)	—	—	—	—	—	146,292
Other long-term liabilities	18,973	—	(1,357)	(7,216)	—	—	7,500	17,900
Future tax liabilities	105,497	544	—	—	1,172	—	—	107,213
MID shareholders' equity	1,621,988	(6,570)	728	340	2,639	(3,204)	—	1,615,921
Noncontrolling interest	24,182	9,720	629	260	—	3,204	—	37,995

U.S. GAAP permits assets held for sale and assets of discontinued operations, as well as liabilities related to such assets, to be classified as current items on the balance sheet. Canadian GAAP only permits such items

MI Developments Inc.      2009    75

to be classified as current items if the sale of such items has occurred prior to the date of completion of the financial statements.

The following table indicates the impact this difference between U.S. and Canadian GAAP had on the Company's consolidated balance sheet at December 31, 2008 with respect to the classification of MEC's assets held for sale (note 5) and assets held for sale from discontinued operations (note 4), and liabilities related to such assets:

As at December 31, 2008	U.S. GAAP	Canadian GAAP
ASSETS
Current assets:
Assets held for sale	$21,732	$—
Assets held for sale from discontinued operations	94,461	24,507
Assets held for sale	—	21,732
Assets held for sale from discontinued operations	—	69,954

LIABILITIES
Current liabilities:
Liabilities related to assets held for sale	$876	$—
Liabilities related to discontinued operations	51,943	33,028
Liabilities related to assets held for sale	—	876
Liabilities related to discontinued operations	—	18,915

76    MI Developments Inc.      2009

Corporate Information

Board of Directors	Officers	Office Location

Frank Stronach
Chairman of the Board
Dennis J. Mills
Vice Chairman
and Chief Executive Officer
Senator Rod A.A. Zimmer
Lead Director
Member of the Senate of Canada
and President of
The Gatehouse Corporation
Franz Deutsch
President,
Austrian Canadian Business Club
Benjamin Hutzel
Retired Partner,
Bennett Jones LLP
Manfred Jakszus
Corporate Director
Heribert Polzl
President,
H. Polzl Consulting Ltd.

Frank Stronach
Chairman of the Board
Dennis J. Mills
Vice Chairman
and Chief Executive Officer
Don Cameron
Chief Operating Officer
Richard J. Crofts
Executive Vice President,
Corporate Development,
General Counsel and Secretary
Rocco Liscio
Executive Vice President
and Chief Financial Officer

MI Developments Inc.
455 Magna Drive, 2nd Floor
Aurora, Ontario, Canada    L4G 7A9
Phone: (905) 713-6322
Fax: (905) 713-6332
www.midevelopments.com
 Investor Relations Queries
 Rocco Liscio
Executive Vice President
and Chief Financial Officer
(905) 726-7507

Lorne Weiss	Transfer Agents and Registrars
Wealth Advisor and Associate Director,
Wealth Management, ScotiaMcLeod	Canada	United States
	Computershare Trust Company of Canada 100 University Avenue Toronto, Ontario, Canada M5J 2Y1 Phone: 1 (800) 564-6253 www.computershare.com	Computershare Trust Company N.A. 250 Royall Street Canton, Massachusetts, USA 02021 Phone: 1 (800) 962-4284

Exchange Listings
Class A Subordinate Voting Shares	–	Toronto Stock Exchange (MIM.A)
	–	New York Stock Exchange (MIM)
Class B Shares	–	Toronto Stock Exchange (MIM.B)

Please refer to our website (www.midevelopments.com) for information on MID's compliance with the corporate governance standards of the New York Stock Exchange and applicable Canadian standards and guidelines.
Publicly Available Documents

Copies of the financial statements for the year ended December 31, 2008 are available through the Internet on the Electronic Data Gathering Analysis and Retrieval System (EDGAR), which can be accessed at www.sec.gov, and on the System for Electronic Document Analysis and Retrieval (SEDAR), which can be accessed at www.sedar.com. Other required securities filings can also be found on EDGAR and SEDAR.

QuickLinks

  Exhibit 99.1
MI DEVELOPMENTS ANNOUNCES 2009 THIRD QUARTER RESULTS